Exhibit (19)

WACHOVIA

First Quarter Ended March 31, 2008

Quarterly Financial Supplement

Management's Discussion and Analysis

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
THREE MONTHS ENDED MARCH 31, 2008
TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

	Three Months Ended		Percent
	March 31,		Increase
(Dollars in millions, except per share data)	2008	2007	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$4,752	4,500	6%
Tax-equivalent adjustment	53	37	43

Net interest income (Tax-equivalent)	4,805	4,537	6
Fee and other income	2,777	3,734	(26)

Total revenue (Tax-equivalent)	7,582	8,271	(8)
Provision for credit losses	2,831	177	—
Other noninterest expense	5,097	4,493	13
Merger-related and restructuring expenses	241	10	—
Other intangible amortization	103	118	(13)

Total noninterest expense	5,441	4,621	18
Minority interest in income of consolidated subsidiaries	155	136	14

Income (loss) before income taxes (benefits) (Tax-equivalent)	(845)	3,337	—
Tax-equivalent adjustment	53	37	43
Income taxes (benefits)	(234)	998	—

Net income (loss)	(664)	2,302	—
Dividends on preferred stock	43	—	—

Net income (loss) available to common stockholders	$(707)	2,302	—%

Diluted earnings per common share (a)
Net income (loss) available to common stockholders	$(0.36)	1.20	—%
Return on average common stockholders’ equity	(3.81)%	13.47	—
Return on average total stockholders’ equity	(3.39)	13.47	—
Return on average assets (b)	(0.34)%	1.35	—

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.37%	0.80	—
Allowance for loan losses as % of nonperforming assets	78	189	—
Allowance for credit losses as % of loans, net	1.41	0.84	—
Net charge-offs as % of average loans, net	0.66	0.15	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.70%	0.42	—

CAPITAL ADEQUACY
Tier I capital ratio	7.42%	7.35	—
Total capital ratio	12.05	11.41	—
Leverage ratio	6.18%	6.08	—

OTHER FINANCIAL DATA
Net interest margin	2.92%	3.06	—
Fee and other income as % of total revenue	36.62	45.15	—
Effective income tax rate	26.02%	30.22	—

BALANCE SHEET DATA
Securities	$114,183	106,841	7%
Loans, net	480,482	421,663	14
Total assets	808,575	702,669	15
Total deposits	444,964	405,270	10
Long-term debt	175,653	142,334	23
Stockholders’ equity	$77,992	69,786	12%

OTHER DATA
Average basic common shares (In millions)	1,963	1,894	4%
Average diluted common shares (In millions)	1,977	1,925	3
Actual common shares (In millions)	1,992	1,913	4
Dividends paid per common share	$0.64	0.56	14
Dividend payout ratio on common shares	(177.78)%	46.67	—
Book value per common share	$36.24	36.47	(1)
Common stock price	27.00	55.05	(51)
Market capitalization	$53,782	105,330	(49)
Common stock price to book value	75%	151	(50)
FTE employees	120,378	110,369	9
Total financial centers/brokerage offices	4,850	4,167	16
ATMs	5,308	5,146	3%

(a) Calculated using average basic common shares in the first quarter of 2008.
(b) Net income (loss) as a percentage of average assets.

Management’s Discussion and Analysis
This discussion contains forward-looking statements. Please refer to our First Quarter 2008 Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements.
Executive Summary
Summary of Results of Operations

	Three Months Ended
	March 31,
(In millions, except per share data)	2008	2007

Net interest income (GAAP)	$4,752	4,500
Tax-equivalent adjustment	53	37

Net interest income (a)	4,805	4,537
Fee and other income	2,777	3,734

Total revenue (a)	7,582	8,271
Provision for credit losses	2,831	177
Other noninterest expense	5,097	4,493
Merger-related and restructuring expenses	241	10
Other intangible amortization	103	118

Total noninterest expense	5,441	4,621
Minority interest in income of consolidated subsidiaries	155	136
Income taxes (benefits)	(234)	998
Tax-equivalent adjustment	53	37

Net income (loss)	(664)	2,302

Dividends on preferred stock	43	—

Net income (loss) available to common stockholders	(707)	2,302

Diluted earnings per common share	$(0.36)	1.20

(a)	Tax-equivalent.
Against a backdrop of the weakest domestic economy in more than 16 years, sudden and severe home price deterioration particularly in certain markets in California and Florida, and dislocated capital markets, we took several actions in the first quarter of 2008 to fortify Wachovia’s credit reserves and balance sheet. Solid underlying performance in the majority of our businesses in the first quarter of 2008 was overwhelmed by the increased credit provision of $2.8 billion and additional net market disruption-related valuation losses of $2.3 billion. Subsequent to our announcement of first quarter financial results on April 14, 2008, these valuation losses now include a $314 million loss on assets related to our bank-owned life insurance (BOLI) portfolio. As a result, our first quarter 2008 earnings reflect a net loss available to common shareholders of $707 million, or 36 cents per share, compared with earnings of $2.3 billion, or $1.20 per share, in the first quarter of 2007. More information on the May 6, 2008, announcement regarding valuation losses related to our BOLI assets is in the Market Disruption, Fee Income and Parent sections.
Results for the quarter benefited from $445 million in net gains related to the adoption and application of new fair value accounting standards and a $225 million gain from our ownership in Visa, which completed its initial public offering in March.
On April 14, 2008, we announced the following capital initiatives designed to further strengthen and enhance our capital levels and improve our operational flexibility in the face of deteriorating economic conditions:
•	A public offering of an aggregate $8.05 billion in capital consisting of concurrent offerings of common stock and noncumulative perpetual convertible preferred stock, and
•	A reduction in the quarterly common stock dividend, which preserves approximately $2.1 billion of capital annually.

On April 30, 2008, we announced we expect to record an after-tax noncash charge of between $800 million and $1 billion in the second quarter of 2008 related to certain leasing transactions we entered into between 1999 and 2003 involving lease-to-service contracts and leases of qualified technological equipment, which are widely known as sale-in, lease-out or “SILO” transactions. We discontinued originating these transactions in 2003. The decision to record the noncash charge came after our analysis of a federal appeals court opinion in a case involving another financial institution that disallowed tax benefits associated with certain lease-in, lease-out or “LILO” transactions. While the tax law involving SILO transactions remains unsettled, as we disclosed in Note 1 to Consolidated Financial Statements in our 2007 Annual Report, applicable accounting standards require us to update the tax cash flow assessment on our SILO transactions in light of the federal court ruling. A majority of the charge will be recognized as income over the remaining terms of the affected leases, generally 35 to 40 years. More information is in Note 1 to Consolidated Financial Statements in our First Quarter 2008 Report on Form 10-Q.
The provision for credit losses of $2.8 billion, up from $177 million in the first quarter of 2007, exceeded net charge-offs by $2.1 billion. This included $1.1 billion related to our payment option mortgage product (Pick-a-Payment), reflecting higher expected 12-month forward losses in the portfolio that incorporate the use of a new dynamic loss model which more closely ties deterioration in housing prices and changes in borrower behavior related to loss of equity in their home. In general, the model is more forward-looking and less reliant on historical loss experience. These changes also reflect our current view that nationwide home prices will continue to decline until mid 2009.
On January 1, 2008, we adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 157 defines “fair value,” and is applied in any situation where an asset or liability is measured at fair value. SFAS 159 permits companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value recorded in the results of operations.
The adoption and application of these standards resulted in a net gain of $445 million in the first quarter 2008 results of operations, of which net gains of $517 million related to SFAS 157 and net losses of $72 million related to SFAS 159. Of the net gains resulting from the adoption and application of SFAS 157, $486 million related to a change in the methodology used to calculate the fair value of certain investments in private equity funds held in our Principal Investing business. For more information on the adoption and application of these standards, please refer to Note 1 to Consolidated Financial Statements.
Market Disruption-Related Losses The net market disruption-related valuation losses in the first quarter of 2008 amounted to $2.3 billion, of which $1.6 billion was in our Corporate and Investment Bank, and $723 million was in the Parent (see Market Disruption-Related Losses, Net table on the next page).

Market Disruption-Related Losses, Net

	2008				2007
	First Quarter				2nd Half	Cumulative
	Trading	Securities
	profits	gains	Other
(Pre-tax dollars in millions)	(losses)	(losses)	Income	Total	Total	Total

Corporate and Investment Bank
ABS CDO and other subprime-related	$(281)	(67)	9	(339)	(1,048)	(1,387)
Commercial mortgage (CMBS)	(283)	—	(238)	(521)	(1,088)	(1,609)
Consumer mortgage	(187)	—	(64)	(251)	(205)	(456)
Leveraged finance	483	—	(792)	(309)	(179)	(488)
Other	(131)	(4)	(9)	(144)	(50)	(194)

Total	(399)	(71)	(1,094)	(1,564)	(2,570)	(4,134)
Capital Management
Asset-backed commercial paper	—	—	—	—	(57)	(57)
Parent
Securities impairment losses	—	(409)	—	(409)	(94)	(503)
Valuation losses on BOLI contracts	—	—	(314)	(314)	—	(314)

Total, net	$(399)	(480)	(1,408)	(2,287)	(2,721)	(5,008)

Discontinued operations (BluePoint)	$—	—	—	—	(330)	(330)

For a number of years, we have been a major participant in structuring and underwriting fixed income investment products backed by pools of loans, such as commercial mortgage-backed securities (CMBS) and residential mortgage-backed securities (RMBS), as well as collateralized debt obligations (CDOs) that are typically backed by pools of bonds including CMBS and RMBS, loans and other assets. We have also been a participant in underwriting and syndicating leveraged commercial loans.
Our CMBS and RMBS structuring activities involve consumer and commercial real estate loans underwritten primarily through our direct origination channels. Our CDO business involves transactions predominantly backed by commercial loans and commercial real estate loans. While we do not operate a subprime residential origination channel, we have purchased subprime residential assets such as RMBS as part of our CDO distribution strategy.
The markets for subprime RMBS and for CDOs collateralized by subprime RMBS, which we refer to as ABS CDOs, as well as for CMBS, have been particularly hard hit by the market disruption, while the market for leveraged loans has been affected by spread widening.
Rising defaults and delinquencies in subprime residential mortgages as well as rating agencies’ downgrades of a large number of subprime RMBS have led to continued declines in the valuations of these types of securities and certain indices that serve as a reference point for determining the value of such securities. The continued pressures of the weaker housing markets despite relatively solid commercial real estate fundamentals and performance of underlying loans, particularly in income-producing categories, as well as growing concerns over the U.S. economy and reduced liquidity in the commercial real estate sector led to further declines in the value of CMBS and CDOs backed by commercial real estate loans. In addition, investor reaction to weak market conditions and expectations of returns on commercial loans fueled increased declines in the value of leveraged finance commitments.

Subprime-related, CMBS and Leveraged Finance
Distribution Exposure, Net

		3/31/08
		Exposure
	3/31/08	Hedged With	3/31/08	12/31/07
	Gross	Various	Net	Net
($ in millions)	Exposure	Instruments	Exposure	Exposure

ABS CDO-related exposures:
Super senior ABS CDO exposures
High grade	$2,403	(2,403)	—	—
Mezzanine	2,038	(1,599)	439	613
CDO-squared	—	—	—	—

Total super senior ABS CDO exposures	4,441	(4,002)	439	613
Other retained ABS CDO-related exposures	67	—	67	208

Total ABS CDO-related exposures (a)	4,508	(4,002)	506	821
Subprime RMBS exposures:
AAA rated	1,684	—	1,684	1,948
Below AAA rated (net of hedges) (b)	(365)	—	(365)	(253)

Total subprime RMBS exposures	1,319	—	1,319	1,695
Total subprime-related exposure	5,827	(4,002)	1,825	2,516
Commercial mortgage-related (CMBS)	3,793	(840)	2,953	7,564
Leveraged finance (net of applicable fees)	$ n.a.	n.a.	8,157	9,149

(a)	At 3/ 31/ 08, $2.0 billion is hedged with highly rated monoline financial guarantors; $900 million with a AA-rated large European bank, under margin agreements; and $1.1 billion with a large AA-rated global multi-line insurer, under margin agreements.

(b)	Net short position due to hedging activities.
We have taken steps to significantly reduce the size of our exposure to structured products and leveraged finance assets originally intended for distribution, which have been most exposed to market disruptions, specifically ABS CDOs, subprime RMBS, CMBS and leveraged finance commitments. The table above shows our remaining exposure at March 31, 2008, and the comparable changes in those exposures since December 31, 2007.
Since the market disruption began in July 2007, we have elected to transfer certain assets that were originally intended for distribution to the loan portfolio based on our view that the market valuations provide attractive longer term investment returns. These assets were transferred at fair value and are no longer being marketed. In the first quarter of 2008, these transfers amounted to $6.9 billion, which included $4.6 billion of commercial and commercial real estate exposure, of which $529 million was unfunded; $2.0 billion of consumer real estate loans and $801 million of auto loans.
As of March 31, 2008, our notional subprime ABS CDO distribution exposure, net of hedges with financial guarantors, was $506 million and $1.7 billion of our subprime RMBS exposure was rated AAA or equivalent by rating agencies.
Our CMBS mark-to-market exposure of $3.0 billion at March 31, 2008, was down from $7.6 billion at December 31, 2007. More than 50 percent of the exposure was AAA-rated or equivalent. Leveraged finance exposure at March 31, 2008, of $8.2 billion included $6.5 billion of unfunded commitments.
The fair values of all of our assets that are subject to market valuation adjustments, including subprime RMBS and ABS CDOs, CMBS warehouse assets and leveraged finance commitments, depend on market conditions and assumptions that may change over time. Accordingly, the fair values of these investments in future periods and their effect on our financial results will depend on future market developments and assumptions and may be materially greater or less than the changes in values discussed above.
Market disruption-related losses of $723 million in the Parent included securities impairments of $409 million with $301 million related to fixed income securities, of which $269 million resulted from revised cash flow estimates largely on RMBS and subprime RMBS securities. The remaining $108 million of impairments was recorded on publicly traded equity securities. Parent results also reflected the previously mentioned $314 million valuation losses related to our BOLI portfolio.

In the second half of 2007, we recorded market disruption-related losses of $330 million related to BluePoint Re Limited, a Bermuda-based monoline bond reinsurer and a consolidated subsidiary of Wachovia. There were no additional losses in the first quarter of 2008. The management of BluePoint is currently pursuing a restructuring strategy that, if completed, will lead to a significant reduction in our ownership interest and result in the deconsolidation of BluePoint in Wachovia’s financial statements. Accordingly, BluePoint results are presented as discontinued operations. More information is in the Parent section.
Further information on these market disruption-related losses is provided in the Corporate Results of Operations, Net Interest Income and Margin, Fee Income, and Corporate and Investment Bank sections that follow. The Outlook section also has additional information.
Other Earnings Factors Results included after-tax net merger-related and restructuring expenses of $123 million, or 6 cents per share, in the first quarter of 2008 and $6 million in the first quarter of 2007, which had no effect on earnings per share. Revenues and expenses also reflect the impact of the A.G. Edwards Inc. acquisition from October 1, 2007; and a majority interest investment in European Credit Management Ltd. (ECM), a London-based fixed income investment management firm, from January 31, 2007.
Growth Trends The market disruption and credit headwinds that continued to weigh on our first quarter 2008 revenue overwhelmed solid performance in many of our businesses. In the first quarter of 2008 compared with the first quarter of 2007, growth came from:
•	6 percent higher net interest income, driven by higher loans and deposits, despite a 14 basis point decline in the margin that largely reflected customer preference for fixed rate deposits and loans in a rising rate environment as well as the effect of higher wholesale borrowing costs and increased liquidity levels.

•	Strength in fiduciary and asset management fees and in brokerage commissions, reflecting the A.G. Edwards acquisition and organic growth, as well as higher traditional banking fees. These results were muted by a 17 percent decline in fee and other income as a result of the market disruption-related valuation losses of $2.3 billion, somewhat offset by $445 million of net gains from the January 1, 2008, adoption and application of new fair value accounting standards and the $225 million Visa initial public offering gain.
Most of our core banking businesses, while absorbing increased credit costs, continued to generate strong underlying performance, as did our brokerage operations. The General Bank’s earnings declined to $1.2 billion, down $249 million, driven by rapidly rising credit costs and related expenses, which overshadowed continued strong sales momentum. Wealth Management earned $92 million on 4 percent revenue growth in challenging markets. The capital markets disruption hit our Corporate and Investment Bank (CIB) particularly hard, resulting in a segment loss of $77 million driven by $1.6 billion in net valuation losses reflecting continued disruption in the capital markets and reduced origination volume in most markets-related businesses. The losses were somewhat offset by the $486 million of principal investing net gains related to the adoption and application of new fair value accounting standards. In addition, CIB has a number of businesses that continued to generate solid results and were not adversely affected by the market disruption, as described further in the Corporate and Investment Bank section. Capital Management generated earnings of $381 million in the first quarter of 2008, reflecting 42 percent revenue growth, primarily related to the A.G. Edwards acquisition.
Average loans increased 12 percent from the first quarter of 2007 to $465.9 billion. Average consumer loans rose 4 percent, driven by organic growth in traditional mortgage loans. The payment option mortgage product increased 2 percent as slower prepayments offset lower volumes. Certain of the payment options under this product result in deferral of interest, which is included in the loan balance. The balance of deferred interest was $3.5 billion at March 31, 2008, and $3.1 billion at December 31, 2007.
Average commercial loan growth of 26 percent reflected strength in large corporate and middle-market commercial loans and in commercial real estate. This included the transfer of $4.1 billion in commercial loans and $2.8 billion in consumer loans from the held-for-sale portfolio in the first quarter of 2008. We currently expect new loan growth to be more modest due to increased pricing discipline and tighter underwriting guidelines.
Average core deposits increased 7 percent from the first quarter of 2007 to $394.5 billion. We expect deposits to grow further in 2008 as we continue to expand product distribution in the newly integrated former World Savings branches, offer FDIC sweep deposits in the former A.G. Edwards franchise, increase productivity in our de novo (or new) branches and benefit from new product introductions throughout our marketplace. We also continue to enhance the efficiency of our financial center network and expand our presence in higher growth markets. In the first quarter of 2008, we opened 23 de novo branches, consolidated 58 branches and expanded our commercial banking presence, which added $44 million to noninterest expense.
The increase in provision expense noted above was prompted by continuing home price devaluation in certain stressed markets, particularly in Florida and California. In addition, we refined our credit reserve modeling for the payment option mortgage portfolio in response to the rapid decreases in home market values and the related effect on borrower behavior. The model better captures multiple and more granular factors that affect expected losses over the succeeding 12 months given our view that changes in borrowers’ equity levels are a greater predictor of future losses than credit scores and historical payment experience. In the first quarter of 2008 our net charge-offs were $765 million, an increase of $610 million from the first quarter of 2007, and represented a 51 basis point increase in the net charge-off ratio to 0.66 percent of average net loans. This included increased commercial net charge-offs of $237 million, up $209 million from the first quarter of 2007, including $120 million from consumer-related commercial real estate and $66 million relating to a Corporate and Investment Bank loan backed by ABS securities. Consumer net charge-offs increased $401 million to $528 million, driven by net losses of $341 million in consumer real estate, including $240 million in our payment option mortgage product, and $145 million in auto loans.
Nonperforming assets, including loans held for sale, were $8.4 billion, representing a ratio of nonperforming assets to loans, foreclosed properties and loans held for sale of 1.70 percent, an increase from $1.8 billion, or 42 basis points, from the first quarter of 2007, largely reflecting increases relating to our payment option mortgage product and residential-related commercial real estate. We continue to mitigate the risk and volatility of our balance sheet through prudent risk management practices, including increased collection efforts and the enhanced credit reserve modeling described above.
In the first quarter of 2008, we paid common stockholders dividends of $1.3 billion, or 64 cents per share. On April 13, 2008, the board of directors declared a quarterly common stock dividend of $0.375 per common share, payable on June 16, 2008, to stockholders of record on May 30, 2008. This dividend level is consistent with Wachovia’s capital needs and growth opportunities for each of its business segments, and over the intermediate horizon, aligns with an anticipated 40 percent to 50 percent dividend payout ratio before merger-related and restructuring charges and other intangible amortization.
We remain well positioned in a challenging environment with a strong liquidity position and fortified capital levels. The concurrent April 2008 issuances of $4.025 billion of convertible preferred stock and $4.025 billion of common stock, the February 2008 issuance of $3.5 billion of preferred stock, and the December 2007 issuances of $2.3 billion of preferred stock and $838 million of trust preferred securities increased tier 1 capital by approximately 225 basis points. We are well capitalized under regulatory guidelines with a tier 1 capital ratio of 7.42 percent, a leverage ratio of 6.18 percent and a tangible capital ratio of 4.31 percent at March 31, 2008. On a pro forma basis including the April issuances, our tier 1 ratio would have been approximately 8.70 percent at March 31, 2008, and our tangible capital ratio would have been approximately 5.30 percent.
More information is in the Stockholders’ Equity section.
Outlook
Despite the disruption in the capital markets that began in July 2007, our diversified business model and fundamental strengths continued to serve us well even in the face of significant deterioration in the housing market and pressure on our markets-oriented businesses. We expect that revenue generation from many of our markets-related businesses will be challenged over the next few quarters and we anticipate higher credit costs through 2009. But longer term, we are optimistic that our strong capital and liquidity position us well to capitalize on the opportunities arising in the wake of these market conditions.
Looking ahead, we are taking appropriate steps to ensure that as financial markets remain unsettled and loan losses increase, we focus intently on controlling costs and on actively managing our exposures in a challenging credit environment. We are confident our company is in the right businesses for long-term growth, and that our strategy of focusing on high growth businesses and markets, customer service, expense discipline, and our commitment to strong credit risk management will restore our value for shareholders over the long term.
Our outlook for 2008, which follows, generally assumes a slowing U.S. economy overall and the benefits of a steeper yield curve and low short-term interest rates. Based on these assumptions, for full year 2008 compared with full year 2007, and before merger-related and restructuring expenses, we expect:
•	Net interest income will grow approximately 5 percent to 7 percent in the second quarter of 2008 compared with the first quarter of 2008, and then grow slightly over the rest of 2008 reflecting the benefits of our liability sensitive interest rate positioning, modest loan growth, continued deposit growth including growth in FDIC sweep deposits, the capital issuance and a lower dividend rate.

•	Fee income will remain exposed to net market disruption losses/gains.

•	Higher charge-offs and continued increases in the allowance throughout the rest of 2008.

•	An after-tax noncash charge of between $800 million and $1 billion in the second quarter of 2008, related to SILO transactions, as noted earlier.

•	An effective income tax rate (updated subsequent to our first quarter 2008 earnings release in April 2008) of approximately 32.5 percent to 33 percent on a tax-equivalent basis.

•	No share repurchases in the rest of 2008. We estimate that our second quarter 2008 common and convertible preferred issuances will increase our 2008 fully diluted shares by approximately 120 million related to the common issuance and an insignificant amount for the convertible preferred issuance.

We are focused on ensuring a successful integration of the A.G. Edwards acquisition, which is scheduled to continue through the third quarter of 2009. The integration of former World Savings offices in the overlapping states in our Eastern regions was successfully completed in February 2008, while the offices in our Western regions were integrated in the fall of 2007.
When consistent with our overall business strategy, we may consider disposing of certain assets, branches, subsidiaries or lines of business. We routinely explore acquisition opportunities in areas that would complement our core businesses, and conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations take place and future acquisitions involving cash, debt or equity securities could occur.
Critical Accounting Policies
Our accounting and reporting policies are in accordance with U.S. GAAP, and conform to general practices within the applicable industries. We use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimations. We have identified five policies as being particularly sensitive to judgments and the extent to which significant estimates are used: allowance for loan losses and the reserve for unfunded lending commitments (which is recorded in other liabilities); fair value of certain financial instruments; consolidation; goodwill impairment; and contingent liabilities. For more information on these critical accounting policies, please refer to our 2007 Annual Report on Form 10-K.
Corporate Results of Operations
Average Balance Sheets and Interest Rates

	Three Months Ended		Three Months Ended
	March 31, 2008		March 31, 2007
	Average	Interest	Average	Interest
(In millions)	Balances	Rates	Balances	Rates

Interest-bearing bank balances	$4,253	4.85%	$1,523	7.80%
Federal funds sold	11,865	3.49	14,124	5.07
Trading account assets	44,655	5.28	29,681	5.97
Securities	110,401	5.60	108,071	5.42
Commercial loans, net	198,578	5.72	157,288	7.15
Consumer loans, net	267,358	7.04	257,973	7.55

Total loans, net	465,936	6.48	415,261	7.40

Loans held for sale	11,592	7.71	16,748	6.16
Other earning assets	10,331	5.69	8,255	6.82

Risk management derivatives	—	0.04	—	0.03

Total earning assets	659,033	6.23	593,663	6.90

Interest-bearing deposits	387,021	3.03	338,130	3.63
Federal funds purchased	35,956	3.45	35,142	4.97
Commercial paper	5,509	2.74	4,920	4.72
Securities sold short	6,919	3.63	8,709	3.86
Other short-term borrowings	10,154	1.77	6,898	2.54
Long-term debt	165,540	4.75	141,979	5.35

Risk management derivatives	—	0.06	—	0.09

Total interest-bearing liabilities	611,099	3.57	535,778	4.26

Net interest income and margin	$4,805	2.92%	$4,537	3.06%

Net Interest Income and Margin Tax-equivalent net interest income increased 6 percent in the first quarter of 2008 from the first quarter of 2007. The effect of earning asset growth of $65.4 billion, improving loan spreads and deposit growth were partially offset by the shift to lower spread deposits, increased liquidity levels and higher funding costs in response to the market disruption, as well as increased nonaccrual loans.
The net interest margin declined 14 basis points to 2.92 percent, primarily due to growth in consumer and commercial loans, and as noted above, a shift in deposits toward lower-spread categories, the impact of increased liquidity levels and higher funding costs in response to the market disruption, as well as increased nonaccrual loans, partially offset by the benefit of a liability sensitive rate position.
The average federal funds rate in the first quarter of 2008 was 208 basis points lower than the average rate in the first quarter of 2007, while the average longer-term two-year treasury note rate decreased 275 basis points and the average 10-year treasury note rate decreased 102 basis points. Market rates suggest that in 2008 the yield curve will be steeper than in 2007 as a result of short-term rates falling more than long-term rates. If this expectation materializes, we expect the effect on net interest income and the margin to be positive. The Interest Rate Risk Management section has more information.
In order to maintain our targeted interest rate risk profile, derivatives are often used to manage the interest rate risk inherent in our assets and liabilities. We routinely deploy hedging strategies designed to protect future net interest income. These strategies may reduce current income in the short-term, although we expect them to benefit future periods. In the first quarter of 2008, interest rate risk management-related derivatives reduced net interest income by $45 million, or 3 basis points on our net interest margin, compared with a decrease of $71 million, or 5 basis points, in the first quarter of 2007.
Fee and Other Income

	Three Months Ended
	March 31,
(In millions)	2008	2007

Service charges	$676	614
Other banking fees	498	416
Commissions	914	659
Fiduciary and asset management fees	1,439	953
Advisory, underwriting and other investment banking fees	261	407
Trading account profits (losses)	(308)	128
Principal investing	446	48
Securities gains (losses)	(205)	53
Other income	(944)	456

Total fee and other income	$2,777	3,734

Fee and Other Income Fee and other income declined 26 percent in the first quarter of 2008 compared with the first quarter of 2007 due to net market disruption-related valuation losses of $2.3 billion and reduced volume in several of our investment banking businesses. Otherwise, strong momentum continued in fiduciary and asset management fees and in brokerage commissions, which largely related to the A.G. Edwards acquisition. Results included $445 million in net gains related to adoption and application of new fair value accounting standards and a $225 million gain related to the Visa initial public offering. In addition, in the first quarter of 2008 compared with the first quarter of 2007:
•	Service charge growth was driven by strength in consumer service charges on higher volume and improved pricing, while commercial service charges rose on increased volume.

•	Other banking fees rose largely due to strength in mortgage banking income and interchange fees.

•	Higher commissions reflected the addition of A.G. Edwards, partially offset by lower transactional revenue as well as lower insurance commissions.

•	Increased fiduciary and asset management fees were driven by continued growth in retail brokerage managed account and other asset-based fees, trust and investment fees, and the addition of A.G. Edwards and ECM.

•	Advisory and underwriting results declined from a strong first quarter a year ago driven by lower origination activity in businesses affected by the market disruption, partially offset by strong results in high grade, global rate products and equities despite market weakness.

•	Trading account losses of $308 million driven by $399 million of market disruption losses, including:
o	$281 million in subprime residential asset-backed CDOs and other subprime-related products largely relating to losses in warehouse positions.

o	$283 million in commercial mortgage structured products.

o	$187 million in consumer mortgage structured products.

o	$483 million of hedging gains in leveraged finance.

o	$131 million in non-subprime collateralized debt obligations and other structured products.
•	Principal investing results were up from the year ago quarter largely due to the $486 million of net gains related to the adoption and application of new fair value accounting standards.

•	Net securities losses were $205 million compared with gains of $53 million in the year ago quarter. Results included market-disruption impairment losses of $480 million, partially offset by the $225 million gain related to the Visa initial public offering.
Other income was a net loss of $944 million in the first quarter of 2008 compared with income of $456 million a year ago. The decline was largely attributable to $1.4 billion of market disruption losses in other income in the first quarter this year. The market disruption losses included $238 million in commercial mortgage sales/securitization activity; a gross $792 million of leveraged finance losses ($310 million net of related macro credit hedge gains reflected in trading); and $314 million of valuation losses related to our BOLI portfolio discussed above. Of the leveraged finance losses, $729 million related to write-downs on unfunded commitments, which are valued assuming the commitments were fully funded under the current contractual terms.
Noninterest Expense

	Three Months Ended
	March 31,
(In millions)	2008	2007

Salaries and employee benefits	$3,260	2,972
Occupancy	379	312
Equipment	323	307
Marketing	97	62
Communications and supplies	186	173
Professional and consulting fees	196	177
Sundry expense	656	490

Other noninterest expense	5,097	4,493
Merger-related and restructuring expenses	241	10
Other intangible amortization	103	118

Total noninterest expense	$5,441	4,621

Noninterest Expense Noninterest expense increased 18 percent in the first quarter of 2008 from the first quarter of 2007, primarily reflecting the A.G. Edwards acquisition impact as well as growth in credit-related sundry expense. More than a third of the increase was in salaries and employee benefits expense largely attributable to the addition of A.G. Edwards, which more than offset lower revenue-based incentives in other areas as well as other expense initiatives. Expenses also reflected higher legal expense offset by the reversal of $102 million of Visa litigation reserves, and $87 million associated with our strategic initiatives, including de novo expansion, branch consolidations and western expansion, compared with $73 million in 2007.
In the first quarters of 2008 and 2007, we granted stock awards to employees. Under the applicable accounting, we are required to fully expense the fair value as of the grant date of awards to employees who are retirement-eligible at the date of the grant. This incremental salaries and employee benefits expense for retirement-eligible employees amounted to $109 million in the first quarter of 2008 and $93 million in the same period a year ago.
Merger-Related and Restructuring Expenses Merger-related and restructuring expenses in the first quarter of 2008 of $241 million included $206 million related to A.G. Edwards and $35 million related to Golden West. In the first quarter of 2007, we recorded $10 million of these expenses.
Income Taxes Income tax benefit on a tax-equivalent basis was $181 million in the first quarter of 2008, which included $49 million related primarily to amounts on deposit with the IRS for prior periods, compared with income tax expense of $1.0 billion in the first quarter of 2007. The related income tax rates were 21.38 percent and 30.99 percent, with the decrease primarily due to the valuation losses on our bank-owned life insurance portfolio.
Business Segments
We provide diversified banking and nonbanking financial services and products primarily through four core business segments, the General Bank, Wealth Management, the Corporate and Investment Bank, and Capital Management. We also have a Parent segment that includes all asset and liability management functions, including managing our securities portfolio for liquidity and interest rate risk. Business segment data excludes merger-related and restructuring expenses, other intangible amortization, discontinued operations, and the effect of changes in accounting principles. A provision for credit losses is allocated to each core business segment based on net charge-offs, and the difference between the total for the segments and the consolidated provision for credit losses is recorded in the Parent segment. In the first quarter of 2008, provision for credit losses amounted to $2.1 billion in the Parent segment.
We continuously update segment information for changes that occur in the management of our businesses. In the first quarter of 2008, we updated our segment reporting to reflect BluePoint as a discontinued operation, which is included in the Parent. Previously, BluePoint was included in the Corporate and Investment Bank. Also, we realigned corporate overhead allocations, resulting in a shift of such allocations from the four core business segments to the Parent. Our current and historical financial reporting reflects these changes. The impact to full year 2007 segment earnings as a result of these changes was:
•	In the General Bank, an increase of $194 million.

•	In Wealth Management, an increase of $26 million.

•	In the Corporate and Investment Bank, an increase of $329 million.

•	In Capital Management, an increase of $76 million.

•	In the Parent, a decrease of $625 million, which included $230 million in 2007 losses from discontinued operations excluded from core segment earnings; previously, this amount was included in Corporate and Investment Bank segment earnings.

The economic capital and expected loss for the Pick-a-Payment first mortgage portfolio within the General Bank’s Retail and Small Business line of business will be revised in the second quarter of 2008 based on updated performance expectations, modeling and macroeconomic conditions. This will more closely align economic capital and expected loss with management’s view of the perceived risk profile of the business going forward.
General Bank
Performance Summary

	Three Months Ended
	March 31,
(Dollars in millions)	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$3,455	3,398
Fee and other income	990	845
Intersegment revenue	55	47

Total revenue (Tax-equivalent)	4,500	4,290
Provision for credit losses	569	147
Noninterest expense	2,050	1,869
Income taxes (Tax-equivalent)	686	830

Segment earnings	$1,195	1,444

Performance and other data

Economic profit	$997	1,123
Risk adjusted return on capital (RAROC)	42.58%	53.73
Economic capital, average	$12,695	10,662
Cash overhead efficiency ratio (Tax-equivalent)	45.55%	43.56
Lending commitments	$132,165	124,253
Average loans, net	311,447	288,229
Average core deposits	$297,680	284,046
FTE employees	54,847	56,722

General Bank The General Bank includes our Retail and Small Business and Commercial lines of business. The General Bank’s earnings declined to $1.2 billion, down $249 million, driven by rapidly rising credit costs and related expenses, which overshadowed continued strong sales momentum reflected in total revenue of $4.5 billion, up 5 percent. Other key General Bank trends in the first quarter of 2008 compared with the first quarter of 2007 included:
•	Average loan growth of 8 percent, with double digit growth in wholesale businesses and consumer installment loans, and 6 percent growth in consumer real estate, as a decline in prepayments offset lower volumes in the payment option mortgage product.
o	Significant efforts in our mortgage business to mitigate risk in the face of declining housing markets, by restructuring its operating model, implementing extensive loss mitigation efforts and undertaking initiatives to increase the volume of marketable mortgages.

o	Reduced home equity originations, reflecting efforts to improve the efficiency of originations and implementation of tightened credit standards. Over 95 percent of our home equity loans are originated through our branch network and other direct channels.

o	A 26 percent increase in auto originations with continued focus on increasing credit scores.
•	Average core deposit growth of 5 percent, largely reflecting strength in wholesale deposits, which were up 10 percent, and an increase of 4 percent in retail deposits.
o	Growth in net new retail checking accounts, reflecting continued benefits from retention and acquisition efforts resulting in a still strong increase of 174,000 in the first quarter of 2008 compared with an increase of 268,000 in the first quarter of 2007.

o	Net new checking accounts include 139,000 linked to the new Way2Save accounts, which launched in mid-January 2008.
•	17 percent growth in fee and other income, with strength in service charges, interchange income and mortgage banking fee income. Strong interchange income reflected an 18 percent increase in debit/credit card volume from the first quarter of 2007.

•	Noninterest expense up 10 percent due to growth in credit-related sundry expense, as well as continued strategic investment in de novo branch activity, Western expansion and buildup in credit card operations. During the first quarter of 2008, 23 de novo branches were opened and 58 branches were consolidated. As a result of performance initiatives, operating leverage continued to improve, which enabled the continued strategic investment.

•	$422 million increase in the provision for credit losses largely reflecting rapid deterioration in consumer real estate in certain housing markets and higher losses in auto loans.
Wealth Management
Performance Summary

	Three Months Ended
	March 31,
(Dollars in millions)	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$181	181
Fee and other income	211	196
Intersegment revenue	5	3

Total revenue (Tax-equivalent)	397	380
Provision for credit losses	5	1
Noninterest expense	246	247
Income taxes (Tax-equivalent)	54	48

Segment earnings	$92	84

Performance and other data

Economic profit	$70	63
Risk adjusted return on capital (RAROC)	50.80%	54.31
Economic capital, average	$705	592
Cash overhead efficiency ratio (Tax-equivalent)	62.08%	65.12
Lending commitments	$7,007	6,686
Average loans, net	22,413	20,394
Average core deposits	$17,397	17,267
FTE employees	4,650	4,589

Wealth Management Wealth Management includes banking, personal trust, investment advisory services, charitable services, financial planning and insurance brokerage. Wealth Management earned $92 million on 4 percent revenue growth in challenging markets. Other key Wealth Management trends in the first quarter of 2008 compared with the first quarter of 2007 included:
•	Strong fiduciary and asset management fees as a pricing initiative implemented in the third quarter of 2007 and new sales offset declines in equity valuations. Insurance commissions declined largely due to a soft market for insurance premiums and nonstrategic insurance account dispositions.

•	Relatively flat net interest income as solid loan growth offset deposit spread compression.

•	A slight decline in expense driven by efficiency initiatives, which offset the impact of private banking and Western expansion investment.

•	5 percent growth in assets under management to $79.8 billion as asset gathering overcame market depreciation.
Corporate and Investment Bank
Performance Summary

	Three Months Ended
	March 31,
(Dollars in millions)	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$1,032	716
Fee and other income	(159)	1,109
Intersegment revenue	(50)	(43)

Total revenue (Tax-equivalent)	823	1,782
Provision for credit losses	197	6
Noninterest expense	747	911
Income taxes (benefits) (Tax-equivalent)	(44)	315

Segment earnings (loss)	$(77)	550

Performance and other data

Economic profit (loss)	$(411)	286
Risk adjusted return on capital (RAROC)	(1.49)%	24.91
Economic capital, average	$13,242	8,329
Cash overhead efficiency ratio (Tax-equivalent)	90.76%	51.10
Lending commitments	$113,521	110,214
Average loans, net	101,024	73,385
Average core deposits	$33,623	34,227
FTE employees	6,358	6,650

Corporate and Investment Bank Our Corporate and Investment Bank includes corporate lending, investment banking and treasury and international trade finance. The capital markets disruption has hit our Corporate and Investment Bank particularly hard, resulting in a segment loss of $77 million driven by $1.6 billion in net valuation losses reflecting continued disruption in the capital markets and reduced origination volume in most markets-related businesses. The losses were somewhat offset by $447 million of principal investing net gains largely due to $486 million of gains related to the adoption and application of new fair value accounting standards.
The market valuation losses, net of applicable hedges, included:
•	$339 million in subprime residential asset-backed collateralized debt obligations and other related exposures;

•	$521 million in commercial mortgage structured products;

•	$251 million in consumer mortgage structured products;

•	$309 million in leveraged finance net of fees and macro credit hedges; and

•	$144 million in non-subprime collateralized debt obligations and other structured products.
Additional key Corporate and Investment Bank trends in the first quarter of 2008 compared with the first quarter of 2007 included:
•	A 44 percent increase in net interest income, which reflected 38 percent growth in average loans including the transfer into the loan portfolio at fair value of certain loans originally slated for disposition, as well as loan growth in the corporate lending and the global financial institutions businesses.

•	Strong performance in high grade, global rate products and equities offset by lower results in structured products and leveraged finance.

•	An 18 percent decline in noninterest expense primarily due to lower revenue-based incentive compensation and reduced headcount in markets-related businesses.

•	Provision of $197 million largely reflecting residential-related commercial real estate losses, compared to $6 million in the first quarter of 2007.
Capital Management
Performance Summary

	Three Months Ended
	March 31,
(Dollars in millions)	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$274	259
Fee and other income	2,191	1,477
Intersegment revenue	(10)	(8)

Total revenue (Tax-equivalent)	2,455	1,728
Provision for credit losses	—	—
Noninterest expense	1,855	1,237
Income taxes (Tax-equivalent)	219	179

Segment earnings	$381	312

Performance and other data

Economic profit	$322	275
Risk adjusted return on capital (RAROC)	71.51%	94.78
Economic capital, average	$2,143	1,334
Cash overhead efficiency ratio (Tax-equivalent)	75.54%	71.59
Lending commitments	$1,348	961
Average loans, net	2,562	1,554
Average core deposits	$43,084	31,683
FTE employees	29,838	17,703

Capital Management Capital Management includes Retail Brokerage Services and Asset Management. Capital Management generated earnings of $381 million in the first quarter of 2008, reflecting 42 percent revenue growth, primarily related to the A.G. Edwards acquisition. Other key Capital Management trends in the first quarter of 2008 compared with the first quarter of 2007 included:
•	Solid growth in revenue despite declining equity markets:
o	$2.2 billion in revenue from our retail brokerage businesses including transactional revenues of $822 million and asset-based and other income of $1.3 billion. Retail brokerage fee income increased 57 percent driven by the addition of A.G. Edwards, strength in managed account and other asset-based fees, partially offset by lower brokerage transaction activity and equity syndicate distribution fees.

o	$300 million in revenue from our asset management businesses, up $25 million, primarily driven by the ECM acquisition and higher securities lending revenue, partially offset by the impact of declining equity markets.
•	The impact of FDIC sweep deposit growth of $11.0 billion partially offset spread compression in the declining interest rate environment.

•	50 percent growth in noninterest expense largely due to the effect of A.G. Edwards, as well as higher legal expense and revenue-based commissions.

Total Assets Under Management (AUM)

	2008		2007
	First Quarter		Fourth Quarter		First Quarter
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix

Equity	$74	28%	$84	30%	$107	34%
Fixed income	118	46	123	45	143	45
Money market	67	26	68	25	65	21

Total assets under management (a)	$259	100%	$275	100%	$315	100%
Securities lending	46	—	52	—	56	—

Total assets under management and securities lending	$305	—	$327	—	$371	—

(a)	Includes $39 billion in assets managed for Wealth Management, which are also reported in that segment.
Mutual Funds (AUM also included in the above)

	2008		2007
	First Quarter		Fourth Quarter		First Quarter
		Fund		Fund		Fund
(In billions)	Amount	Mix	Amount	Mix	Amount	Mix

Equity	$32	30%	$36	32%	$37	34%
Fixed income	18	17	19	17	23	21
Money market	57	53	58	51	50	45

Total mutual fund assets	$107	100%	$113	100%	$110	100%

Total assets under management (AUM) of $258.7 billion at March 31, 2008, decreased 6 percent from December 31, 2007, due to $9.6 billion in declining market valuations as well as $6.4 billion in net outflows. Total brokerage client assets were $1.1 trillion at March 31, 2008, down 4 percent from year-end 2007.
Parent
Performance Summary

	Three Months Ended
	March 31,
(Dollars in millions)	2008	2007

Income statement data
Net interest income (Tax-equivalent)	$(137)	(17)
Fee and other income	(456)	107
Intersegment revenue	—	1

Total revenue (Tax-equivalent)	(593)	91
Provision for credit losses	2,060	23
Noninterest expense	302	347
Minority interest	198	136
Income taxes (benefits) (Tax-equivalent)	(1,021)	(333)

Segment earnings (loss)	$(2,132)	(82)

Performance and other data

Economic profit (loss)	$(842)	(61)
Risk adjusted return on capital (RAROC)	(167.55)%	1.61
Economic capital, average	$1,888	2,658
Cash overhead efficiency ratio (Tax-equivalent)	(34.17)%	250.80
Lending commitments	$538	503
Average loans, net	28,490	31,699
Average core deposits	$2,729	2,047
FTE employees	24,685	24,705

Parent Parent includes all asset and liability management functions, including managing our securities portfolio for liquidity and interest rate risk. Parent also includes goodwill and other intangible assets, and related funding costs; certain revenue and expenses that are not allocated to the business segments; and the results of wind-down or divested businesses, including the cross-border leasing activity. In addition, the Parent includes the provision for loan losses that exceeds net charge-offs in the business segments. Key trends in the Parent segment in the first quarter of 2008 compared with the first quarter of 2007 included:
•	A decline in net interest income, reflecting growth in wholesale funding as well as securitization of higher yielding real estate-secured loans that were largely replaced by lower yielding foreign commercial loans.

•	A $2.0 billion increase in the provision for credit losses reflecting increased credit risk and loan growth.

•	A $249 million decrease in fee and other income reflecting net securities losses of $143 million, including $409 million of impairment losses related to the market disruption, compared with $47 million of net securities gains in 2007, and $314 million of valuation losses related to our BOLI portfolio discussed above. This was partially offset by the $225 million Visa gain.

•	A 13 percent decrease in noninterest expense, reflecting efficiencies, as well as increased costs in the business segments offset in the Parent. In addition, noninterest expense includes higher legal costs, which were flat year over year, including the reversal of legal reserves established in late 2007 related to the Visa initial public offering.
As mentioned in the Executive Summary, we recorded valuation losses of $314 million in the Parent segment following a review of three stable value agreements (SVAs) totaling $386 million provided by a third party guarantor in connection with our BOLI portfolio. Although no assurances can be given, we believe it is possible that certain circumstances may arise that would allow us to realize benefits from these SVAs, which would be recorded as gains in future periods.
BOLI assets on our balance sheet amounted to $14.9 billion at March 31, 2008, and $15.0 billion at December 31, 2007. BOLI is an insurance investment product where we purchase life insurance policies on a group of officer-level employees, and where we are the owner and beneficiary of the policies. The insurance premiums we pay are recorded as cash surrender value on the balance sheet. The earnings from the policies, represented by increases in the cash surrender value, offset the costs of providing employee benefits. BOLI portfolio results are reported as a component of other noninterest income in our results of operations. The cash surrender value of BOLI may increase or decrease further depending on market conditions related to the underlying investments.
Of our total BOLI portfolio, 25 percent is in general account life insurance placed with several highly rated insurance carriers. This general account life insurance typically includes a feature guaranteeing minimum returns. Seventy-five percent is in separate account life insurance, which is managed by third party investment advisors under pre-determined investment guidelines. Stable value protection is a feature available with respect to separate account life insurance policies that is designed to protect a policy’s cash surrender value from market fluctuations on underlying investments. Approximately 95 percent of our separate account portfolio has some form of stable value protection, with 74 percent of such protected portfolio being fully protected and 26 percent having partial protection. Nearly all of such stable value protection is provided by large, highly rated financial institutions. Approximately 5 percent of the separate account portfolio has no protection.
This segment includes the impact of Prudential Financial Inc.’s minority interest in Wachovia Securities Financial Holdings, LLC (“WSFH”). As a result of Wachovia’s contribution to WSFH of the retail securities business of A.G. Edwards on January 1, 2008, Prudential Financial’s percentage interest in WSFH has been diluted as of that date based on the value of the contributed business relative to the value of WSFH. Although the adjustment in Prudential Financial’s interest will be effective on a retroactive basis as of the January 1, 2008 contribution date, the valuations necessary to calculate the precise reduction in that percentage interest are not yet complete. Based on currently available information, Wachovia estimates that Prudential Financial’s percentage interest has been diluted from its pre-contribution percentage interest of 38 percent to approximately 23 percent as a result of the A.G. Edwards contribution.
As discussed above and in connection with Wachovia’s acquisition of A.G. Edwards and under the terms of Wachovia Securities’ joint venture with Prudential Financial, Prudential elected to exercise its lookback option, which permits Prudential to delay for two years following the combination of the A.G. Edwards retail brokerage business with Wachovia Securities its decision to make or not make an additional capital contribution to the joint venture or other payments to avoid or limit dilution of its 38 percent ownership interest in the joint venture. During this period, Prudential’s share in the joint venture’s earnings and one-time costs associated with the combination will be based on Prudential’s diluted ownership level following the A.G. Edwards combination. At the end of the lookback period, Prudential may elect to make an additional capital contribution or other payment, based on the appraised value (as defined in the joint venture agreement) of the existing joint venture and the A.G. Edwards business as of the date of the combination with Wachovia Securities, to avoid or limit dilution. In this case, Prudential also would make a true-up payment of one-time costs to reflect the incremental increase in its ownership interest in the joint venture. In addition, in this case, Prudential may not then exercise its existing discretionary put option, described below, until the first anniversary of the end of the lookback period. Alternatively, at the end of the lookback period Prudential may put its joint venture interests to Wachovia based on the appraised value of the joint venture, excluding the A.G. Edwards business, as of the date of the combination of the A.G. Edwards business with Wachovia Securities. Prudential also has a discretionary right to put its joint venture interests to Wachovia at its appraised value, including the A.G. Edwards business, at any time after July 1, 2008. If this put option is exercised, the closing would occur approximately 1 year from the date of exercise. Wachovia may pay the purchase price for the put option in cash, shares of Wachovia common stock, or a combination thereof. Total minority interest expense, which also includes other subsidiaries, was $155 million in the first quarter of 2008 compared with $136 million in the first quarter of 2007.
In the first quarter of 2008, management of BluePoint Re Limited, a 100-percent owned monoline reinsurer based in Bermuda, initiated a restructuring strategy that, if completed, will lead to a significant reduction in Wachovia’s ownership interest in BluePoint and result in deconsolidation of BluePoint in Wachovia’s financial statements.
We currently expect that a resolution with respect to BluePoint will be effected by September 30, 2008. Accordingly, the results for the third and fourth quarters of 2007 have been reclassified to reflect the results of BluePoint as a discontinued operation. Results from inception of BluePoint in 2005 through the second quarter of 2007 were not material, and accordingly, have not been included in discontinued operations.
In 2007, BluePoint recorded significant losses on certain derivative instruments (principally credit default swaps on ABS CDOs) and these losses through December 31, 2007, approximated substantially all of Wachovia’s investment in BluePoint and were included in Wachovia’s 2007 consolidated results. Wachovia has no further obligation to inject capital in BluePoint. BluePoint continued to record these instruments at fair value in the first quarter of 2008. In estimating the fair value of these instruments under the new fair value measurement accounting standard, a company must consider, among other things, its own credit rating, which in this case is BluePoint’s. As Wachovia has no obligation to fund losses in excess of BluePoint’s equity, BluePoint assessed the discount required in valuing these instruments to reflect a market participant’s view of BluePoint’s nonperformance risk. BluePoint’s valuation at March 31, 2008, reflected a discount of approximately 60 percent for its nonperformance risk, such that BluePoint recorded no further loss on the derivative instruments in the first quarter of 2008. Accordingly, our first quarter 2008 consolidated results reflect no additional losses in discontinued operations.

Balance Sheet Analysis
Securities The decrease in securities from December 31, 2007, is primarily attributable to the transfer to trading of $6.8 billion of securities in connection with the January 1, 2008, election under SFAS 159 to carry these securities at fair value and a $1.0 billion increase in net unrealized losses due to continued spread widening predominantly on our fixed rate mortgage-backed securities, largely offset by purchases and net securities retained from agency securitizations of consumer real estate loans. The average duration of this portfolio was 3.5 years in the first quarter of 2008 and 3.4 years in the first quarter of 2007. The average rate earned on securities available for sale was 5.60 percent in the first quarter of 2008 and 5.42 percent in the first quarter of 2007.
Securities Available For Sale

	March 31,	December 31,
(In billions)	2008	2007

Market value	$114.2	115.0
Net unrealized loss	$(2.3)	(1.3)

Memoranda (Market value)
Residual interests	$0.5	0.5
Retained bonds
Investment grade (a)	$12.9	11.6

(a)	$ 12.6 billion had credit ratings of AA and above at March 31, 2008.
The Interest Rate Risk Management section further explains our interest rate risk management practices.
We retain interests in the form of either bonds or residual interests in connection with certain securitizations primarily of residential mortgage loans, home equity lines, auto loans and student loans. Securities available for sale at March 31, 2008, included residual interests with a market value of $472 million, which included a net unrealized gain of $108 million, and retained bonds from securitizations with a market value of $12.9 billion, which included a net unrealized gain of $260 million.
Retained interests from securitizations recorded as either available for sale securities, trading account assets or loans amounted to $13.7 billion at March 31, 2008, and $12.4 billion at December 31, 2007.
Loans — On-Balance Sheet

	2008	2007
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$119,193	112,509	109,269	102,397	99,687
Real estate - construction and other	18,597	18,543	18,167	17,449	16,965
Real estate - mortgage	26,370	23,846	21,514	20,448	20,130
Lease financing	23,637	23,913	23,966	24,083	24,053
Foreign	33,616	29,540	26,471	20,959	16,240

Total commercial	221,413	208,351	199,387	185,336	177,075

Consumer
Real estate secured	230,197	227,719	225,355	220,293	220,682
Student loans	9,324	8,149	7,742	6,757	8,479
Installment loans	27,437	25,635	24,763	25,017	23,665

Total consumer	266,958	261,503	257,860	252,067	252,826

Total loans	488,371	469,854	457,247	437,403	429,901
Unearned income	(7,889)	(7,900)	(8,041)	(8,283)	(8,238)

Loans, net (On-balance sheet)	$480,482	461,954	449,206	429,120	421,663

Loans — Managed Portfolio (Including on-balance sheet)

	2008	2007
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$224,875	217,896	213,434	197,079	187,723
Real estate secured	254,685	250,520	242,526	238,575	236,995
Student loans	11,962	11,012	12,618	11,760	11,576
Installment loans	31,571	30,487	29,365	28,273	27,118

Total managed portfolio	$523,093	509,915	497,943	475,687	463,412

Loans The increase in net loans from year-end 2007 reflected 6 percent growth in commercial loans and 2 percent growth in consumer loans. Commercial loan growth reflected strength in large corporate and middle-market, including the impact of $4.1 billion transferred to the loan portfolio from loans held for sale as a result of a change in management’s strategy based on our view that the market valuations provide attractive long-term investment returns.
Consumer loan growth reflected strength in consumer real estate and auto loans, partially offset by the impact of the securitization and sale of $1.9 billion of consumer loans, including securitization of $1.8 billion of real estate secured loans and $47 million in student loans. We transferred to held for sale $2.3 billion of first lien home equity loans and transferred from held for sale $801 million of auto loans and $1.9 billion of consumer real estate loans in the Corporate and Investment Bank.
Our loan portfolio is broadly diversified by industry, concentration and geography. Additionally, the portfolio is well collateralized and we periodically estimate the impact that changes in market conditions would have on our loan-to-value (LTV) positions for loans in certain portfolios. At March 31, 2008:
•	Commercial loans represented 45 percent and consumer loans 55 percent of the loan portfolio.

•	71 percent of the commercial loan portfolio is secured by collateral.

•	99 percent of the consumer loan portfolio is either secured by collateral or guaranteed.
Of our $230.2 billion consumer real estate loan portfolio:
•	86 percent is secured by a first lien.

•	84 percent has an original loan-to-value ratio of 80 percent or less.

•	95 percent has an original loan-to-value ratio of 90 percent or less.

•	14 percent of the home equity and prime equity portfolios have an original loan-to-value ratio greater than 90 percent; of which 44 percent are in the first lien position.
Our managed loan portfolio grew 3 percent from year-end 2007, reflecting the growth discussed above. The managed loan portfolio includes the on-balance sheet loan portfolio; loans held for sale; loans securitized for which the retained interests are classified in securities; and the off-balance sheet portfolio of securitized loans sold where we service the loans.

Asset Quality

	2008	2007
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$7,788	4,995	2,715	1,945	1,632
Troubled debt restructurings (a)	48	—	—	—	—
Foreclosed properties	530	389	334	207	155

Total nonperforming assets	$8,366	5,384	3,049	2,152	1,787

as % of loans, net and foreclosed properties	1.74%	1.16	0.68	0.50	0.42

Nonperforming assets in loans held for sale	$5	62	59	42	26

Total nonperforming assets in loans and in loans held for sale	$8,371	5,446	3,108	2,194	1,813

as % of loans, net, foreclosed properties and loans held for sale	1.70%	1.14	0.66	0.49	0.42

Provision for credit losses	$2,831	1,497	408	179	177
Allowance for credit losses	$6,767	4,717	3,691	3,552	3,533

Allowance for loan losses
as % of loans, net	1.37%	0.98	0.78	0.79	0.80
as % of nonaccrual and restructured loans (b)	84	90	129	174	207
as % of nonperforming assets (b)	78	84	115	157	189
Allowance for credit losses
as % of loans, net	1.41%	1.02	0.82	0.83	0.84

Net charge-offs	$765	461	206	150	155
Commercial, as % of average commercial loans	0.48%	0.34	0.08	0.07	0.07
Consumer, as % of average consumer loans	0.79	0.46	0.27	0.19	0.20
Total, as % of average loans, net	0.66%	0.41	0.19	0.14	0.15

Past due accruing loans, 90 days and over	$1,047	708	590	562	555
Commercial, as a % of loans, net	0.05%	0.05	0.04	0.03	0.03
Consumer, as a % of loans, net	0.35%	0.23	0.20	0.20	0.20

(a)	Troubled debt restructurings were not significant prior to the first quarter of 2008.

(b)	These ratios do not include nonperforming assets included in loans held for sale.
Nonperforming Assets Increases in both nonaccrual loans and foreclosed properties resulting from significant weakness, particularly in certain stressed housing markets, contributed to an increase in nonperforming assets from year-end 2007 to 1.70 percent of loans, foreclosed properties and loans held for sale. Consumer nonaccrual loans were $5.1 billion at March 31, 2008, up $1.8 billion from year-end 2007, driven primarily by new nonaccruals of $1.5 billion related to our Pick-a-Payment portfolio and $215 million related to nonbranch-originated Alt-A loans in the Corporate and Investment Bank transferred from loans held for sale to the portfolio. Commercial nonaccrual loans at March 31, 2008, were $2.7 billion, up $1.0 billion from year-end 2007, reflecting new nonaccrual loans of $1.4 billion, which included $722 million of residential-related commercial real estate in our Real Estate Financial Services portfolio, partially offset by gross charge-offs of $252 million.

Nonperforming Assets

	2008	2007
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonaccrual Loans
Commercial:
Commercial, financial and agricultural	$908	602	354	318	303
Commercial real estate — construction and mortgage	1,750	1,059	289	161	117

Total commercial	2,658	1,661	643	479	420

Consumer:
Real estate secured:
First lien	5,015	3,234	1,986	1,380	1,124
Second lien	75	58	41	44	37
Installment and other loans (a)	40	42	45	42	51

Total consumer	5,130	3,334	2,072	1,466	1,212

Total nonaccrual loans	7,788	4,995	2,715	1,945	1,632
Troubled debt restructurings (b)	48	—	—	—	—
Foreclosed properties	530	389	334	207	155

Total nonperforming assets	$8,366	5,384	3,049	2,152	1,787
As % of loans, net, and foreclosed properties (c)	1.74%	1.16	0.68	0.50	0.42

Nonperforming assets included in loans held for sale
Commercial	$—	—	—	—	1
Consumer	5	62	50	37	23

Total nonaccrual loans	5	62	50	37	24
Foreclosed properties	—	—	9	5	2

Total nonperforming assets included in loans held for sale	5	62	59	42	26

Nonperforming assets included in loans and in loans held for sale	$8,371	5,446	3,108	2,194	1,813
As % of loans, net, foreclosed properties and loans held for sale (d)	1.70%	1.14	0.66	0.49	0.42

Past due loans, 90 days and over, and nonaccrual loans
Accruing loans past due 90 days and over	$1,047	708	590	562	555
Nonaccrual loans	7,788	4,995	2,715	1,945	1,632

Total past due loans 90 days and over, and nonaccrual loans	$8,835	5,703	3,305	2,507	2,187
Commercial, as a % of loans, net	1.31%	0.89	0.38	0.31	0.28
Consumer, as a % of loans, net	2.26%	1.49	1.00	0.78	0.68

(a)	Principally auto loans; nonaccrual status does not apply to student loans.

(b)	Troubled debt restructurings were not significant prior to the first quarter of 2008.

(c)	These ratios do not include nonperforming assets included in loans held for sale.

(d)	These ratios reflect nonperforming assets included in loans held for sale.
Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $1.0 billion at March 31, 2008, compared with $708 million at year-end 2007. Of the total past due loans, $113 million were commercial loans or commercial real estate loans and $934 million were consumer loans.

Charge-offs

	2008	2007
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Loan losses:
Commercial, financial and agricultural	$(171)	(67)	(41)	(39)	(34)
Commercial real estate - construction and mortgage	(81)	(117)	(5)	(4)	(6)

Total commercial	(252)	(184)	(46)	(43)	(40)
Real estate secured	(351)	(156)	(59)	(40)	(33)
Student loans	(3)	(4)	(5)	(2)	(3)
Installment and other loans (a)	(242)	(225)	(168)	(138)	(142)

Total consumer	(596)	(385)	(232)	(180)	(178)

Total loan losses	(848)	(569)	(278)	(223)	(218)
Loan recoveries:
Commercial, financial and agricultural	14	22	9	15	9
Commercial real estate - construction and mortgage	1	—	3	—	3

Total commercial	15	22	12	15	12
Real estate secured	10	9	12	11	6
Student loans	1	2	3	—	1
Installment and other loans (a)	57	75	45	47	44

Total consumer	68	86	60	58	51

Total loan recoveries	83	108	72	73	63

Net charge-offs	$(765)	(461)	(206)	(150)	(155)
Net charge-offs as a % of average loans, net (b)
Commercial, financial and agricultural	0.41%	0.12	0.10	0.07	0.08
Commercial real estate - construction and mortgage	0.73	1.12	0.02	0.04	0.04

Total commercial	0.48	0.34	0.08	0.07	0.07
Real estate secured	0.59	0.26	0.08	0.05	0.05
Student loans	0.08	0.10	0.14	0.07	0.10
Installment and other loans (a)	2.76	2.35	1.99	1.47	1.67

Total consumer	0.79	0.46	0.27	0.19	0.20

Total, as % of average loans, net	0.66%	0.41	0.19	0.14	0.15

Consumer real estate secured net charge-offs:
First lien	$(291)	(122)	(32)	(17)	(15)
Second lien	(50)	(25)	(15)	(12)	(12)

Total consumer real estate secured net charge-offs	$(341)	(147)	(47)	(29)	(27)

(a)	Principally auto loans.

(b)	Annualized.
Net Charge-offs Net charge-offs, which represent loan amounts written off as uncollectible, net of recoveries of previously charged-off amounts, were $765 million, or 66 basis points of average net loans in the first quarter of 2008, an increase from $155 million, or 15 basis points, in the first quarter of 2007. Commercial net charge-offs were $237 million in the first quarter of 2008, compared with $28 million in the first quarter of 2007, and included $120 million in residential-related commercial real estate loans. Consumer net charge-offs were $528 million, up from $127 million in the first quarter of 2007. The increase in consumer net charge-offs was driven by consumer real estate losses of $341 million, including Pick-a-Payment losses of $240 million, and installment losses of $185 million, including $145 million in the auto portfolio.

Allowance for Credit Losses

	2008	2007
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Allowance for credit losses (a)
Allowance for loan losses, beginning of period	$4,507	3,505	3,390	3,378	3,360
Net charge-offs	(765)	(461)	(206)	(150)	(155)
Allowance relating to loans acquired, transferred to loans held for sale or sold	(16)	(10)	(63)	(10)	(3)
Provision for credit losses related to loans transferred to loans held for sale or sold (b)	7	6	3	4	1
Provision for credit losses	2,834	1,467	381	168	175

Allowance for loan losses, end of period	6,567	4,507	3,505	3,390	3,378

Reserve for unfunded lending commitments, beginning of period	210	186	162	155	154
Provision for credit losses	(10)	24	24	7	1

Reserve for unfunded lending commitments, end of period	200	210	186	162	155

Allowance for credit losses	$6,767	4,717	3,691	3,552	3,533

Allowance for loan losses
as % of loans, net	1.37%	0.98	0.78	0.79	0.80
as % of nonaccrual and restructured loans (c)	84	90	129	174	207
as % of nonperforming assets (c)	78	84	115	157	189
Allowance for credit losses
as % of loans, net	1.41%	1.02	0.82	0.83	0.84

(a)	The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.

(b)	The provision related to loans transferred or sold includes recovery of lower of cost or market losses.

(c)	These ratios do not include nonperforming assets included in loans held for sale.
Provision, Allowance and Reserves Provision expense was $2.8 billion in the first quarter of 2008 and $177 million in the first quarter of 2007, with the increase driven mostly by the effect of dramatic deterioration in certain housing markets as well as the refinement in our credit reserve modeling.
Provision exceeded net charge-offs by $2.1 billion, which included:
•	$1.6 billion due to higher expected loss factors for Pick-a-Payment, home equity and traditional mortgage, and auto portfolios on significant market weakness and changing consumer behaviors. Of this amount, $1.1 billion related to the Pick-a-Payment portfolio.

•	$137 million on the commercial portfolio on higher loss frequency and severity expectations.

•	$107 million on the commercial real estate portfolio, including $98 million on impaired loans.

•	$165 million increase in unallocated reserves due to increased credit risk uncertainty stemming from economic and other market environmental factors.
In the first quarter of 2008, we refined our reserve modeling for the Pick-a-Payment portfolio, which, when combined with significant continuing deterioration in the housing market particularly in certain geographic areas, resulted in additional reserves of $1.1 billion. We believe the new model more precisely captures key factors that drive default rates and credit losses. The new model strongly correlates forward expected losses to changes in home prices and the resulting change in borrower behavior, and is less reliant on historical delinquency trends. In addition, the new model incorporates approximately 20 loan and/or borrower characteristics to further enhance loss forecasting by correlating borrower propensity to default and resulting loss severity to a widely used home price index, and it connects borrower equity to projected changes in home prices by geographic region.

More information on the provision for credit losses, including the impact of transfers to loans held for sale, is in Table 11: Allowance for Credit Losses. The Corporate Results of Operations section has further information.
The allowance for credit losses increased $2.1 billion from year-end 2007 to $6.8 billion at March 31, 2008, reflecting higher credit risk and loan growth. Our allowance for loan losses as a percent of nonperforming assets declined to 78 percent at March 31, 2008, from 84 percent at December 31, 2007. In the context of evaluating this allowance coverage ratio, it is important to note the high percentage of our portfolio that is collateralized and our low level of unsecured loans on which industry-wide losses are typically high, such as credit card loans.
The reserve for unfunded lending commitments declined $10 million from year-end 2007 to $200 million at March 31, 2008, which reflected funding of commitments. The reserve for unfunded lending commitments relates to commercial lending activity.
Loans Held for Sale Loans held for sale declined $5.3 billion from year-end 2007 to $11.4 billion at March 31, 2008, as $6.9 billion of transfers to the loan portfolio of commercial and consumer real estate and auto loans, sales activity and lower originations in commercial real estate were somewhat offset by leveraged finance fundings. Net write-downs on the held for sale portfolio amounted to $353 million in the first quarter of 2008 compared with $3 million in the same period a year ago.
The loans held for sale portfolio includes loans originated for sale or securitization as part of our core business strategy and the activities related to our ongoing portfolio risk management strategies to reduce exposure to areas of perceived higher risk. At March 31, 2008 and 2007, core business activity represented the majority of loans held for sale. Core business activity includes residential and commercial mortgages, auto loans and credit card receivables, which we originate with the intent to sell to third parties.
In the first quarter of 2008, we sold or securitized $8.3 billion in loans out of the loans held for sale portfolio, including $3.3 billion of commercial loans and $5.0 billion of consumer loans. In the first quarter of 2007, we sold or securitized $14.7 billion of loans out of the loans held for sale portfolio, including $9.5 billion of commercial loans and $5.2 billion of consumer loans, primarily residential mortgages. Substantially all of the loans sold in both periods were performing.
Goodwill In connection with acquisitions, we record purchase accounting adjustments to reflect the respective fair values of the assets and liabilities of acquired entities, as well as certain exit costs related to these acquisitions. Purchase accounting adjustments are subject to refinement for up to one year following acquisition consummation.
Related to the October 1, 2007, A.G. Edwards acquisition, in the first quarter of 2008, we recorded fair value and exit cost purchase accounting adjustments amounting to a net $10 million increase in goodwill. Based on a purchase price of $6.8 billion, A.G. Edwards tangible stockholders’ equity of $2.2 billion and a customer relationship intangible of $850 million ($513 million after-tax), goodwill amounted to $4.1 billion at March 31, 2008. The rest of the $54 million net decrease in goodwill from December 31, 2007, related to other acquisitions.
We test goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, we would recognize an impairment loss in an amount equal to that excess. A reporting unit is our sub-segment level.

Historically, we determined fair values of reporting units using two methods, one based on market earnings multiples of peer companies for each reporting unit, and the other based on discounted cash flow models with estimated cash flows based on internal forecasts of revenues and expenses. In the first quarter of 2008, we added a third method, one based on the previously described market earnings multiples of peer companies adjusted to include a control premium calculated based on comparable transactions for each reporting unit. The earnings multiples for the first method ranged between 9.1 times and 17.2 times. The estimated cash flows for the second method used market-based discount rates ranging from 12.4 percent to 17.8 percent. The method employing a control premium adjusted earnings multiple resulted in multiples ranging from 12.6 times to 23.7 times. These three methods provide a range of valuations we use in evaluating goodwill for possible impairment. Also, we stress the results of each of our three testing methods by approximately 20 percent to identify areas where additional investigation or procedures may be necessary to complete our analysis.
Our goodwill impairment testing indicated that none of our goodwill is impaired at March 31, 2008. However, as a result of the market disruption and the further spread between our market capitalization and our book value, the excess of the fair value over the carrying value of several of our reporting units continues to narrow. A continuing period of market disruption, or further market deterioration, may result in impairment of our goodwill in the future.
Liquidity and Capital Adequacy
Core Deposits Core deposits increased modestly from year-end 2007 to $398.6 billion at March 31, 2008. Compared with the first quarter of 2007, average core deposits in the first quarter of 2008 increased 7 percent to $394.5 billion. Average low-cost core deposits, which exclude consumer certificates of deposit, also increased 7 percent, to $270.9 billion. Average consumer certificates of deposit rose $7.4 billion from the first quarter of 2007.
The portion of core deposits in higher rate, other consumer time deposits was 30 percent at March 31, 2008, and 32 percent at March 31, 2007. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.
Purchased Funds Purchased funds, which include federal funds purchased, commercial paper, other short-term borrowings and foreign and other time deposits with maturities of 12 months or less, were $104.3 billion at March 31, 2008, compared with $102.1 billion at December 31, 2007.
Average purchased funds were $100.5 billion in the first quarter of 2008 and $76.8 billion in the first quarter of 2007. The level of average purchased funds has increased since the beginning of the third quarter of 2007, reflecting significantly higher liquidity levels in response to the market disruption.
Long-term Debt Long-term debt was $175.7 billion at March 31, 2008, and $161.0 billion at December 31, 2007, reflecting issuances of $23.7 billion, including $14.5 billion in Federal Home Loan Bank advances in the first quarter of 2008, partially offset by maturities. In the rest of 2008, scheduled maturities of long-term debt amount to $31.2 billion, which includes $13.3 billion in Federal Home Loan Bank advances and $1.4 billion in structured debt. We anticipate replacing the maturing obligations.
Wachovia and Wachovia Bank, National Association have a $45.0 billion Euro medium term note programme (EMTN), under which we may issue senior and subordinated debt securities. These securities are not registered with the Securities and Exchange Commission (SEC) and may not be

offered in the United States without applicable exemptions from registration. No EMTN debt securities were issued in the first quarter of 2008. We had up to $33.7 billion available for issuance at March 31, 2008.
In addition, Wachovia and Wachovia Bank, National Association have an A$10.0 billion Australian medium term note programme (AMTN), under which we may issue senior and subordinated debt securities. These securities are not registered with the SEC and may not be offered in the United States without applicable exemptions from registration. No AMTN debt securities were issued in the first quarter of 2008. We had up to A$8.5 billion available for issuance at March 31, 2008.
At March 31, 2008, we had $515 million of senior or subordinated debt securities, common stock or preferred stock available for issuance under our current shelf registration statement filed with the SEC. In the first quarter of 2008, we issued $3.5 billion of preferred stock under this program. In addition, we had available for issuance up to $12.1 billion under a medium-term note program covering senior or subordinated debt securities. Wachovia Bank has a global note program with $202 million of senior and subordinated notes remaining in this shelf. In the first quarter of 2008, we issued $6.1 billion of senior and subordinated bank notes under this program. In April 2008, we filed with the SEC a new shelf registration statement to issue senior or subordinated debt securities, common stock or preferred stock and issued the previously mentioned $8.05 billion of common stock and perpetual convertible preferred stock under the shelf registration.
We also have a shelf registration under which we may offer and sell hybrid trust preferred securities. At March 31, 2008, $2.5 billion was available for issuance under this shelf registration. The issuance of debt or equity securities may continue under all our programs and depends on future market conditions, funding needs and other factors.
Credit Lines Wachovia Bank has a $1.9 billion committed back-up line of credit that expires in 2010. This credit facility contains a covenant that requires us to maintain a minimum level of adjusted total equity capital. We have not used this line of credit. Wachovia Investment Holdings, LLC, a nonbank subsidiary, has $5.0 billion of committed back-up lines of credit that expire in 2011. These credit facilities have no financial covenants associated with them.
Stockholders’ Equity Stockholders’ equity increased 1 percent from $76.9 billion at year-end 2007 to $78.0 billion at March 31, 2008, including the issuance of $3.5 billion of perpetual preferred stock in February 2008, repurchases of 540,000 common shares at a cost of $20 million in connection with our share repurchase program, and net depreciation of $1.0 billion in the fair value of the securities portfolio. At March 31, 2008, we had authorization to buy back 19 million shares of common stock. Our First Quarter 2008 Report on Form 10-Q has additional information related to share repurchases.
Dividend and Share Activity

	Three Months Ended
	March 31,
(In millions, except per share data)	2008	2007

Dividends on common shares	$1,274	1,071
Dividends per common share	$0.64	0.56
Common shares repurchased	1	5
Average diluted common shares outstanding	1,977	1,925

In connection with the January 1, 2008, adoption of new fair value accounting standards , certain of the effects of adoption were recorded as an adjustment to January 1, 2008, retained earnings and the amount was insignificant.
Also on January 1, 2008, we adopted two new accounting pronouncements relating to the accounting for split-dollar life insurance policies that we hold on certain current and former employees. The effect of adoption of these standards amounted to a $19 million after-tax reduction in January 1, 2008, retained earnings.

In April 2008, we issued in concurrent public offerings an aggregate $8.05 billion of capital consisting of 168 million shares or $4.025 billion of common stock and 4 million shares or $4.025 billion of 7.50 percent perpetual convertible preferred stock.
Subsidiary Dividends Wachovia Bank and Wachovia Mortgage, FSB (formerly World Savings Bank, FSB) are the largest sources of subsidiary dividends paid to the parent company. Capital requirements established by regulators limit dividends that these subsidiaries and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at March 31, 2008, our subsidiaries had $11.0 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid no dividends to the parent company in the first quarter of 2008.
Regulatory Capital Our capital ratios were above regulatory minimums in the first quarter of 2008 and we continued to be classified as well capitalized. The tier 1 capital ratio was 7.42 percent at March 31, 2008, up from 7.35 percent at December 31, 2007. Our total capital ratio was 12.05 percent and our leverage ratio was 6.18 percent at March 31, 2008, and 11.82 percent and 6.09 percent, respectively, at December 31, 2007. The common and preferred stock issued in April 2008 will contribute approximately 125 basis points to our tier 1 capital ratio. In addition, the 41 percent reduction in the common stock dividend will preserve approximately $2.1 billion in capital annually. The expected second quarter charge announced April 30, 2008, related to SILO transactions would reduce the tier 1 ratio by approximately 12 to 15 basis points.
Off-Balance Sheet Transactions
Summary of Off-Balance Sheet Exposures

	March 31, 2008		December 31, 2007
	Carrying		Carrying
(In millions)	Amount	Exposure	Amount	Exposure

Guarantees
Securities and other lending indemnifications	$—	53,132	—	59,238
Standby letters of credit	114	28,958	124	29,295
Liquidity agreements	159	34,775	14	36,926
Loans sold with recourse	33	6,399	44	6,710
Residual value guarantees	—	936	—	1,123
Other written put options	1,964	17,013	1,221	15,273

Total guarantees	$2,270	141,213	1,403	148,565

In the normal course of business, we engage in a variety of financial transactions that under GAAP either are not recorded on the balance sheet or are in amounts that differ from the full contract or notional amounts. These transactions, included in the Summary of Off-Balance Sheet Exposures table, involve varying elements of market, credit and liquidity risk. Generally these transactions are forms of guarantees that contingently require us to make payments to a guaranteed party based on an event or change in an underlying asset, liability, rate or index.

Risk Governance and Administration
Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and other derivatives to provide customized solutions for the risk management needs of our customers and for proprietary trading. Market risk is inherent in all these activities.
The VaR methodology assesses market volatility over the most recent 252 trading days to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VaR at the 97.5 percent and 99 percent confidence levels, and 10-day VaR at the 99 percent confidence level. The VaR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. As of January 1, 2008, we chose to split our VaR analysis into two categories: discretionary VaR, which is subject to limits, and non-discretionary VaR, which is reserved for positions in runoff and for positions under the discretion of the asset and liability committee. Our 1-day VaR limit on the discretionary portion in the first quarter of 2008 was $50 million. The total 1-day VaR was $75 million at March 31, 2008, and $62 million at December 31, 2007, and was primarily related to interest rate risk and credit spread risk. The high, low and average VaRs in the first quarter of 2008 were $76 million, $56 million and $66 million, respectively.
Interest Rate Risk Management One of the fundamental roles in banking is the management of interest rate risk, or the risk that changes in interest rates may diminish the net interest income we earn on loans, securities and other earning assets. The following discussion explains how we oversee the interest rate risk management process and describes the actions we take to protect earnings from interest rate risk.
A balance sheet is considered asset sensitive when its assets (loans and securities) reprice faster or to a greater extent than liabilities (deposits and borrowings). An asset-sensitive balance sheet will produce more net interest income when interest rates rise and less net interest income when interest rates decline. Historically, our large and relatively rate-insensitive deposit base has funded a portfolio of primarily floating rate commercial and consumer loans. This mix naturally creates an asset-sensitive balance sheet. To achieve more neutrality or to establish a liability-sensitive position, we maintain a large portfolio of fixed rate discretionary instruments such as loans, securities and derivatives.
We expect to rely on our large base of low-cost core deposits as well as diverse wholesale sources to fund incremental investments in loans and securities. The characteristics of the loans we add will prompt different strategies. Fixed rate loans, for example, diminish the need to buy discretionary investments, so if more fixed rate loans were added to our loan portfolio, we would likely allow existing discretionary investments to mature or we would liquidate them. If more variable rate loans were added to our loan portfolio, we would likely allow fixed rate securities to mature or we would liquidate them, and then add new derivatives that, in effect, would convert the incremental variable rate loans to fixed rate loans.
We often elect to use derivatives to protect assets, liabilities and future financial transactions from changes in interest rates. When deciding whether to use derivatives instead of investing in securities to reach the same goal, we consider a number of factors, such as cost, efficiency, the effect on our liquidity and capital, and our overall interest rate risk management strategy. We choose to use derivatives when they provide greater relative value or more efficient execution of our strategy than securities. The derivatives we use for interest rate risk management include interest rate swaps, futures, forwards and various option strategies, which in some cases are designated and accounted for as accounting hedges. We fully incorporate the market risk associated with interest rate risk management derivatives into our earnings simulation model in the same manner as other on-balance sheet financial instruments.
We analyze and manage the amount of risk we are taking to changes in interest rates by forecasting a wide range of interest rate scenarios for time periods as long as 36 months. In analyzing interest rate sensitivity for policy measurement, we compare forecasted earnings per share in both “high rate” and “low rate” scenarios to the “market forward rate.” Our policy measurement period is 12 months in length, beginning with the first month of the forecast. Our objective is to ensure we prudently manage interest-bearing assets and liabilities in ways that improve financial performance without unduly putting earnings at risk. Our policy is to limit the risk we can take through balance sheet management actions to 5 percent of earnings per share in both falling and rising rate environments.
The “market forward rate” is constructed using currently implied market forward rate estimates for all points on the yield curve over the next 36 months. Our standard approach evaluates expected earnings in a 400 basis point range, or 200 basis points both above and below the “market forward rate” scenario. However, due to the currently low absolute level of the federal funds rate, we modified the “low rate” scenario to measure a decline of only 100 basis points. Based on our April 2008 forward rate expectation, our various scenarios together measure earnings volatility to a March 2009 federal funds rate ranging from 1.11 percent to 4.11 percent. We always incorporate into our modeling all repricing and balance sheet dynamics that depend on interest rate levels. For example, in the current market outlook and low rate scenario referenced above, we particularly stress the repricing characteristics of our deposit portfolio. We expect deposit repricing downward to be slowed in very low rate environments and we have taken actions to mitigate this risk.
We simultaneously measure the impact of a parallel and nonparallel shift in rates on each of our interest rate scenarios. A parallel shift would, as the term implies, shift all points on the yield curve by the same increments. For example, by the twelfth month in our policy measurement period, short-term rates such as the federal funds rate would increase by 200 basis points over the “market forward rate,” while longer term rates such as the 10-year treasury note rate and 30-year treasury note rate would increase by 200 basis points as well. A nonparallel shift would consist of a 200 basis point increase in short-term rates, while long-term rates would increase by a different amount. A rate shift in which short-term rates rise to a greater degree than long-term rates is referred to as a “flattening” of the yield curve. Conversely, long-term rates rising to a greater degree than short-term rates is a “steepening” of the yield curve.
The impact of a nonparallel shift in rates depends on the types of assets in which funds are invested and the shape of the yield curve implicit in the “market forward rate” scenario.

Earnings Sensitivity The Policy Period Sensitivity Measurement table provides a summary of our interest rate sensitivity measurements.
The April 2008 forward rate expectations imply a high probability that the federal funds rate will decline an additional 14 basis points by the end of our policy period in March 2009. If this occurs, the spread between the 10-year treasury note rate and the target federal funds rate would migrate from a positive 116 basis points of slope as of March 31, 2008, to a positive slope of 164 basis points by March 2009. The long-term average spread is a positive 112 basis points. Because it is unlikely short-term rates would rise an additional 200 basis points above the market forward rates while all other points on the yield curve would move in simultaneous parallel increments, our high rate sensitivity to the “market forward rate” scenario is measured using three different yield curve shapes. These yield curves are constructed to represent the more likely range of yield curve shapes that may prevail throughout the policy period in an environment where short-term rates rise 200 basis points above current market expectations. The reported high rate sensitivity is a composite of these three scenarios.
Policy Period
Sensitivity Measurement

	Actual	Implied
	Fed Funds	Fed Funds	Percent
	Rate at	Rate at	Earnings
	March 31, 2008	March 2009	Sensitivity

Market Forward Rate Scenarios (a)	2.25%	2.11	—

High Rate Composite		4.11	(3.90)

Low Rate		1.11	1.70

(a)	Assumes base federal funds rate mirrors market expectations.
In April 2008, our earnings simulation model indicated earnings would be negatively affected by 3.9 percent in a “high rate composite” scenario relative to the “market forward rate” over the policy period. Additionally, we measure a scenario where short-term rates gradually decline 100 basis points over a 12-month period while the longer-term rates also decline by 100 basis points relative to the “market forward rate” scenario. The model indicates earnings would be positively affected by 1.7 percent in this scenario. These percentages are for a full year, but may be higher or lower in individual reporting periods.
While our interest rate sensitivity modeling assumes management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potentially negative effects of changes in interest rates.
Accounting and Regulatory Matters
The following information addresses significant new accounting and regulatory developments that will affect us, as well as new or proposed legislation that will continue to have a significant impact on our industry.
Business Combinations and Noncontrolling Interests In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141 (revised), Business Combinations (SFAS 141(R)), and SFAS 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB 51. These new standards will significantly change the accounting and reporting for business combinations and noncontrolling interests (previously referred to as minority interests).
SFAS 141(R) retains the fair value model for assets and liabilities acquired in a business combination while making other significant changes to business combination accounting. The more significant changes include: recognizing 100 percent of the fair values of assets and liabilities acquired in acquisitions of less than a 100 percent controlling interest, measuring shares issued as consideration in a business combination based on their fair value at the acquisition date, recognizing contingent consideration arrangements and pre-acquisition gain and loss contingencies at their respective acquisition date fair values, expensing acquisition-related transaction costs as incurred, and capitalizing acquisition-related restructuring costs only if certain criteria are met. SFAS 160 retains much of the existing guidance for consolidation while making significant changes to the reporting of noncontrolling interests, which we currently report as liabilities. Under SFAS 160, noncontrolling interests in consolidated subsidiaries will be reported as a component of stockholders’ equity. Also under SFAS 160, a change in ownership interests in a consolidated subsidiary that does not result in loss of control will be recorded directly to stockholders’ equity. A change in ownership interest that results in deconsolidation may trigger recognition of a gain or loss and establishment of a new fair value basis in the remaining interest held.
These standards are effective on January 1, 2009, for calendar year-end companies, with early adoption prohibited. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the adoption date. SFAS 160 must be adopted prospectively with retrospective adoption required for disclosure of noncontrolling interests held as of the adoption date.
Derivative Disclosure In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, which enhances the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires quantitative disclosures of the fair value of all derivative instruments by primary underlying risk and accounting designation, as well as gains and losses recognized on derivative instruments. Further, SFAS 161 requires qualitative disclosures about how and why a company uses derivatives as well as any credit risk-related contingencies. This new standard is effective for fiscal years and interim periods beginning in 2009 for calendar year-end companies.
Transfers of Financial Assets and Consolidation The FASB has an ongoing project that may result in significant changes to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and FASB Interpretation (FIN) No. 46R, Consolidation of Variable Interest Entities.
In its most recent deliberations, the FASB tentatively decided to remove the concept of a qualifying special purpose entity (QSPE) from SFAS 140, thereby eliminating the exception from consolidation that is accorded to QSPEs. This will have the effect of dramatically increasing the number of variable interest entities that companies must evaluate for consolidation under FIN 46R. The FASB is also considering other amendments to SFAS 140 and FIN 46R that have the potential to significantly reduce the number of transactions that qualify for off-balance sheet treatment, which would result in assets and liabilities remaining on a transferor’s balance sheet.
The FASB currently plans to issue exposure drafts of amendments to SFAS 140 and FIN 46R in the second quarter of 2008, with a final standard effective on January 1, 2009. However, at this time, we cannot predict with any degree of certainty whether any guidance will be issued, what changes may be required to the structure of or the accounting for transactions subject to SFAS 140 or FIN 46R, or what the transition provisions for implementation of any new guidance would be.

Legislative and Regulatory Matters Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the effect of any such legislation or regulations on our consolidated financial position or results of operations. For a more detailed description of the laws and regulations governing our business operations, please see our 2007 Annual Report on Form 10-K.
In June 2004, the Basel Committee on Bank Supervision published new international guidelines for determining regulatory capital (Basel II) that are designed to be more risk sensitive than the current framework. In December 2007, the U.S. regulatory agencies jointly adopted a final rule for Basel II that represents the U.S. version of the international guidelines. Under the final rule, which was effective April 1, 2008, we must adopt a board of directors-approved implementation plan by October 1, 2008, and begin a three-year transitional period for capital calculation no later than April 1, 2011. The final rule also requires that prior to beginning the three-year transitional period, we complete a satisfactory parallel run period of no less than four consecutive calendar quarters during which we will be required to confidentially report regulatory capital under the new risk-based capital rule as well as under the existing capital rule. The final rule allows banks to enter a parallel run starting in April 2008, and the first possible years for the transitional periods are 2009 through 2011. We have established necessary project management infrastructure, funding and management support to ensure we will comply with the new regulations.

Table 1
EXPLANATION OF OUR USE OF NON-GAAP FINANCIAL MEASURES

     In addition to the results of operations presented in accordance with U.S. generally accepted accounting principles (GAAP), our management uses certain non-GAAP financial measures such as expenses excluding merger-related and restructuring expenses; the dividend payout ratio on a basis that excludes other intangible amortization, merger-related and restructuring expenses, discontinued operations and the cumulative effect of a change in accounting principle; and net interest income on a tax-equivalent basis.
     We believe these non-GAAP financial measures provide information useful to investors in understanding our underlying operational performance and our business and performance trends, and they facilitate comparisons with the performance of others in the financial services industry. Specifically, we believe the exclusion of merger-related and restructuring expenses permits evaluation and comparison of results for ongoing business operations, and it is on this basis that our management internally assesses our performance. Those non-operating items also are excluded from our segment measures used internally to evaluate segment performance in accordance with GAAP because management does not consider them particularly relevant or useful in evaluating the operating performance of our business segments. For additional information related to segment performance, see the Business Segments section and the Business Segments footnote to Notes to Consolidated Financial Statements. This report contains information relating to estimates of our future expenses excluding merger-related and restructuring expenses. The amount and timing of those future merger-related and restructuring expenses, however, are not estimable until such expenses actually occur, and therefore, reconciliation information relating to those future expenses and GAAP expenses has not been provided.
     In addition, because of the significant amount of deposit base intangible amortization, we believe the exclusion of this expense provides investors with consistent and meaningful comparisons to other financial service firms. Also, our management makes recommendations to our board of directors about dividend payments based on reported earnings excluding other intangible amortization, merger-related and restructuring expenses, discontinued operations and the cumulative effect of a change in accounting principle and has communicated certain dividend payout ratio goals to investors on this basis. We believe this dividend payout ratio is useful to investors because it provides investors with a better understanding of and permits investors to monitor our dividend payout policy.
     This report also includes net interest income on a tax-equivalent basis. We believe the presentation of net interest income on a tax-equivalent basis ensures comparability of net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.
     Although we believe the above mentioned non-GAAP financial measures enhance investors’ understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	Three Months Ended
	March 31,
(In millions, except per share data)	2008	2007

Net interest income (GAAP)	$4,752	4,500
Tax-equivalent adjustment	53	37

Net interest income (Tax-equivalent)	$4,805	4,537

DIVIDEND PAYOUT RATIOS ON COMMON SHARES
Diluted earnings per common share (GAAP) (a)	$(0.36)	1.20
Other intangible amortization	0.04	0.04
Merger-related and restructuring expenses	0.06	—

Earnings per share (b)	$(0.26)	1.24

Dividends paid per common share	$0.64	0.56
Dividend payout ratios (GAAP) (c)	(177.78)%	46.67
Dividend payout ratios (b) (c)	(246.15)%	45.16

(a) Calculated using average basic common shares in the first quarter of 2008.
(b) Excludes other intangible amortization, and merger-related and restructuring expenses.
(c) Dividend payout ratios are determined by dividing dividends per common share by earnings per common share.

Table 2
SELECTED STATISTICAL DATA

	2008	2007
	First	Fourth	Third	Second	First
(Dollars in millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	(3.81)%	0.28	9.19	13.54	13.47
Return on average total stockholders’ equity	(3.39)	0.28	9.19	13.54	13.47
Net interest margin (a)	2.92	2.88	2.92	2.96	3.06
Fee and other income as % of total revenue	36.62	36.99	39.02	48.58	45.15
Effective income tax rate	26.02%	122.05	27.33	32.78	30.22

ASSET QUALITY
Allowance for loan losses as % of loans, net	1.37%	0.98	0.78	0.79	0.80
Allowance for loan losses as % of nonperforming assets (b)	78	84	115	157	189
Allowance for credit losses as % of loans, net	1.41	1.02	0.82	0.83	0.84
Net charge-offs as % of average loans, net	0.66	0.41	0.19	0.14	0.15
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.70%	1.14	0.66	0.49	0.42

CAPITAL ADEQUACY
Tier 1 capital ratio	7.42%	7.35	7.10	7.47	7.35
Total capital ratio	12.05	11.82	10.84	11.46	11.41
Leverage	6.18	6.09	6.10	6.23	6.08
Tangible capital ratio	4.31	4.29	4.19	4.30	4.44
Tangible capital ratio (c)	4.59%	4.50	4.56	4.76	4.71

OTHER DATA
FTE employees	120,378	121,890	109,724	110,493	110,369
Total financial centers/brokerage offices	4,850	4,894	4,167	4,135	4,167
ATMs	5,308	5,139	5,123	5,099	5,146
Actual common shares (In millions) (d)	1,992	1,980	1,901	1,903	1,913
Common stock price	$27.00	38.03	50.15	51.25	55.05
Market capitalization (d)	$53,782	75,302	95,326	97,530	105,330

(a) Tax-equivalent.
(b) These ratios do not include nonperforming loans included in loans held for sale.
(c) These ratios exclude the effect on tangible capital of the unamortized gains and losses under employee benefit plans, the unrealized gains and losses on available for sale securities, certain risk management derivatives and the pension accounting adjustments to stockholders’ equity.
(d) Includes restricted stock for which the holder receives dividends and has full voting rights.

Table 3
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2008		2007

	First		Fourth	Third	Second	First
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$10,179		10,910	10,831	10,350	10,140
Tax-equivalent adjustment	53		44	33	38	37

Interest income (a)	10,232		10,954	10,864	10,388	10,177
Interest expense	5,427		6,280	6,280	5,901	5,640

Net interest income (a)	4,805		4,674	4,584	4,487	4,537
Provision for credit losses	2,831		1,497	408	179	177

Net interest income after provision for credit losses (a)	1,974		3,177	4,176	4,308	4,360
Securities gains (losses)	(205)		(320)	(34)	23	53
Fee and other income	2,982		3,064	2,967	4,217	3,681
Merger-related and restructuring expenses	241		187	36	32	10
Other noninterest expense	5,200		5,599	4,489	4,858	4,611
Minority interest in income of consolidated subsidiaries	155		107	189	139	136

Income (loss) from continuing operations before
income taxes (benefits) (a)	(845)		28	2,395	3,519	3,337
Income taxes (benefits)	(234)		(209)	656	1,140	998
Tax-equivalent adjustment	53		44	33	38	37

Income (loss) from continuing operations	(664)		193	1,706	2,341	2,302
Discontinued operations, net of income taxes	-		(142)	(88)	-	-

Net income (loss)	(664)		51	1,618	2,341	2,302
Dividends on preferred stock	43		-	-	-	-

Net income (loss) available to common stockholders	$(707)		51	1,618	2,341	2,302

PER COMMON SHARE DATA
Basic earnings
Income (loss) from continuing operations	$(0.36)		0.03	0.86	1.24	1.22
Net income (loss) available to common stockholders	(0.36)		0.03	0.86	1.24	1.22
Diluted earnings (b)
Income (loss) from continuing operations	(0.36)		0.03	0.85	1.22	1.20
Net income (loss) available to common stockholders	(0.36)		0.03	0.85	1.22	1.20
Cash dividends	$0.64		0.64	0.64	0.56	0.56
Average common shares - Basic	1,963		1,959	1,885	1,891	1,894
Average common shares - Diluted	1,977		1,983	1,910	1,919	1,925
Average common stockholders’ equity
Quarter-to-date	$74,697		73,599	69,857	69,317	69,320
Year-to-date	74,697		70,533	69,500	69,318	69,320
Book value per common share (c)	36.24		37.66	36.90	36.40	36.47
Common stock price
High	38.76		51.80	52.64	56.81	58.77
Low	25.60		38.03	44.94	51.25	53.88
Period-end	$27.00		38.03	50.15	51.25	55.05
To earnings ratio (d)	15.52	X	11.52	11.22	10.70	11.61
To book value	75%		101	136	141	151
BALANCE SHEET DATA
Assets	$808,575		782,896	754,168	715,428	702,669
Long-term debt	$175,653		161,007	158,584	142,047	142,334

(a) Tax-equivalent.
(b) Calculated using average basic common shares in the first quarter of 2008.
(c) Share count in the calculation includes restricted stock for which the holder receives dividends and has full voting rights.
(d) Based on diluted earnings per common share.

Table 4
MERGER-RELATED AND RESTRUCTURING EXPENSES

Three
Months
Ended
March 31,
(In millions)	2008

Wachovia/A.G. Edwards	$206
Wachovia/Golden West	35

Total merger-related and restructuring expenses	$241

Table 5
BUSINESS SEGMENTS (a)

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (b)
Net interest income (c)	$3,455	3,402	3,464	3,371	3,398
Fee and other income	990	929	935	936	845
Intersegment revenue	55	58	58	56	47

Total revenue (c)	4,500	4,389	4,457	4,363	4,290
Provision for credit losses	569	320	207	154	147
Noninterest expense	2,050	2,041	1,897	1,926	1,869
Income taxes	675	730	848	823	819
Tax-equivalent adjustment	11	11	11	10	11

Segment earnings	$1,195	1,287	1,494	1,450	1,444

Economic profit	$997	1,041	1,188	1,122	1,123
Risk adjusted return on capital	42.58%	47.92	54.29	52.57	53.73
Economic capital, average	$12,695	11,179	10,894	10,819	10,662
Cash overhead efficiency ratio (c)	45.55%	46.50	42.57	44.14	43.56
Lending commitments	$132,165	133,024	132,778	129,850	124,253
Average loans, net	311,447	303,269	294,579	291,493	288,229
Average core deposits	$297,680	296,568	290,377	290,591	284,046
FTE employees	54,847	55,579	56,538	57,595	56,722

COMMERCIAL
Net interest income (c)	$942	931	901	865	836
Fee and other income	140	117	114	110	109
Intersegment revenue	43	43	44	42	36

Total revenue (c)	1,125	1,091	1,059	1,017	981
Provision for credit losses	174	178	121	96	97
Noninterest expense	410	389	346	353	359
Income taxes	186	181	205	198	180
Tax-equivalent adjustment	11	11	11	10	11

Segment earnings	$344	332	376	360	334

Economic profit	$212	241	255	230	213
Risk adjusted return on capital	28.02%	33.00	35.19	33.42	32.90
Economic capital, average	$5,015	4,332	4,195	4,109	3,944
Cash overhead efficiency ratio (c)	36.41%	35.71	32.63	34.78	36.55
Average loans, net	$84,840	82,089	80,137	78,162	75,915
Average core deposits	$47,713	46,361	42,752	43,065	43,522

RETAIL AND SMALL BUSINESS
Net interest income (c)	$2,513	2,471	2,563	2,506	2,562
Fee and other income	850	812	821	826	736
Intersegment revenue	12	15	14	14	11

Total revenue (c)	3,375	3,298	3,398	3,346	3,309
Provision for credit losses	395	142	86	58	50
Noninterest expense	1,640	1,652	1,551	1,573	1,510
Income taxes	489	549	643	625	639
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$851	955	1,118	1,090	1,110

Economic profit	$785	800	933	892	910
Risk adjusted return on capital	52.08%	57.36	66.25	64.31	65.96
Economic capital, average	$7,680	6,847	6,699	6,710	6,718
Cash overhead efficiency ratio (c)	48.60%	50.07	45.67	46.98	45.65
Average loans, net	$226,607	221,180	214,442	213,331	212,314
Average core deposits	$249,967	250,207	247,625	247,526	240,524

(a) Certain amounts presented in this Table 5 in periods prior to the first quarter of 2008 have been reclassified to conform to the presentation in the first quarter of 2008.
(b) General Bank Combined represents the consolidation of the General Bank’s Commercial, and Retail and Small Business lines of business.
(c) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$181	183	185	182	181
Fee and other income	211	214	185	202	196
Intersegment revenue	5	3	4	3	3

Total revenue (a)	397	400	374	387	380
Provision for credit losses	5	7	6	2	1
Noninterest expense	246	249	240	244	247
Income taxes	54	53	47	51	48
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$92	91	81	90	84

Economic profit	$70	73	62	70	63
Risk adjusted return on capital	50.80%	58.23	50.85	56.74	54.31
Economic capital, average	$705	616	616	613	592
Cash overhead efficiency ratio (a)	62.08%	62.27	64.36	62.74	65.12
Lending commitments	$7,007	7,011	7,007	6,892	6,686
Average loans, net	22,413	21,791	21,564	21,127	20,394
Average core deposits	$17,397	16,773	16,935	17,342	17,267
FTE employees	4,650	4,712	4,547	4,580	4,589

(a)	Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$1,032	988	838	774	716
Fee and other income	(159)	(555)	175	1,522	1,109
Intersegment revenue	(50)	(50)	(52)	(50)	(43)

Total revenue (b)	823	383	961	2,246	1,782
Provision for credit losses	197	112	1	(2)	6
Noninterest expense	747	952	626	1,020	911
Income taxes (benefits)	(65)	(269)	114	438	305
Tax-equivalent adjustment	21	19	9	11	10

Segment earnings (loss)	$(77)	(431)	211	779	550

Economic profit (loss)	$(411)	(746)	(114)	490	286
Risk adjusted return on capital	(1.49)%	(15.18)	6.36	33.22	24.91
Economic capital, average	$13,242	11,293	9,794	8,852	8,329
Cash overhead efficiency ratio (b)	90.76%	247.83	65.23	45.43	51.10
Lending commitments	$113,521	118,127	119,295	114,971	110,214
Average loans, net	101,024	91,702	83,002	76,779	73,385
Average core deposits	$33,623	36,200	37,177	36,702	34,227
FTE employees	6,358	6,589	6,719	6,860	6,650

CORPORATE LENDING
Net interest income (b)	$432	418	413	406	400
Fee and other income	154	148	135	140	125
Intersegment revenue	13	18	16	19	18

Total revenue (b)	599	584	564	565	543
Provision for credit losses	132	103	2	(1)	5
Noninterest expense	141	137	139	148	152
Income taxes	119	126	152	152	142
Tax-equivalent adjustment	-	-	1	-	-

Segment earnings	$207	218	270	266	244

Economic profit	$46	65	82	98	89
Risk adjusted return on capital	13.77%	15.37	17.15	19.22	18.81
Economic capital, average	$6,634	5,929	5,273	4,784	4,619
Cash overhead efficiency ratio (b)	23.55%	23.46	24.58	26.19	28.08
Average loans, net	$64,161	62,473	58,663	56,186	55,193
Average core deposits	$4,537	4,606	5,101	5,067	5,083

(a) Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and International Trade Finance, and Investment Banking lines of business.

(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TREASURY AND INTERNATIONAL TRADE FINANCE
Net interest income (b)	$112	110	104	100	91
Fee and other income	219	219	220	213	209
Intersegment revenue	(47)	(47)	(46)	(49)	(45)

Total revenue (b)	284	282	278	264	255
Provision for credit losses	(2)	-	(1)	-	-
Noninterest expense	175	174	170	172	173
Income taxes	41	39	40	33	30
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$70	69	69	59	52

Economic profit	$56	56	58	48	41
Risk adjusted return on capital	70.22%	74.10	77.79	68.14	61.40
Economic capital, average	$383	355	342	335	334
Cash overhead efficiency ratio (b)	61.69%	61.78	60.99	65.13	67.79
Average loans, net	$13,461	12,309	10,813	9,540	8,269
Average core deposits	$19,623	20,830	21,222	21,091	19,908

INVESTMENT BANKING
Net interest income (b)	$488	460	321	268	225
Fee and other income	(532)	(922)	(180)	1,169	775
Intersegment revenue	(16)	(21)	(22)	(20)	(16)

Total revenue (b)	(60)	(483)	119	1,417	984
Provision for credit losses	67	9	-	(1)	1
Noninterest expense	431	641	317	700	586
Income taxes (benefits)	(225)	(434)	(78)	253	133
Tax-equivalent adjustment	21	19	8	11	10

Segment earnings (loss)	$(354)	(718)	(128)	454	254

Economic profit (loss)	$(513)	(867)	(254)	344	156
Risk adjusted return on capital	(22.17)%	(57.68)	(13.11)	48.03	29.66
Economic capital, average	$6,225	5,009	4,179	3,733	3,376
Cash overhead efficiency ratio (b)	(719.88)%	(133.14)	270.51	49.44	59.46
Average loans, net	$23,402	16,920	13,526	11,053	9,923
Average core deposits	$9,463	10,764	10,854	10,544	9,236

(Continued)

Table 5
BUSINESS SEGMENTS

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$274	318	268	260	259
Fee and other income	2,191	2,211	1,444	1,536	1,477
Intersegment revenue	(10)	(11)	(8)	(11)	(8)

Total revenue (b)	2,455	2,518	1,704	1,785	1,728
Provision for credit losses	-	-	-	-	-
Noninterest expense	1,855	1,938	1,241	1,294	1,237
Income taxes	218	211	169	179	179
Tax-equivalent adjustment	1	1	-	-	-

Segment earnings	$381	368	294	312	312

Economic profit	$322	309	258	275	275
Risk adjusted return on capital	71.51%	68.92	88.96	92.77	94.78
Economic capital, average	$2,143	2,120	1,310	1,348	1,334
Cash overhead efficiency ratio (b)	75.54%	76.96	72.82	72.47	71.59
Lending commitments	$1,348	1,281	1,164	1,169	961
Average loans, net	2,562	2,295	2,142	1,663	1,554
Average core deposits	$43,084	38,019	31,489	31,221	31,683
FTE employees	29,838	29,885	17,908	17,905	17,703
Assets under management	$258,691	274,697	285,423	281,462	314,551

ASSET MANAGEMENT
Net interest income (b)	$6	7	6	5	3
Fee and other income	295	279	244	312	272
Intersegment revenue	(1)	-	(1)	-	-

Total revenue (b)	300	286	249	317	275
Provision for credit losses	-	-	-	-	-
Noninterest expense	224	217	206	222	220
Income taxes	28	26	15	35	20
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$48	43	28	60	35

Economic profit	$42	37	22	55	29
Risk adjusted return on capital	90.31%	82.68	56.73	112.79	68.24
Economic capital, average	$214	205	194	215	207
Cash overhead efficiency ratio (b)	74.75%	76.33	82.50	70.01	80.04
Average loans, net	$41	22	36	17	33
Average core deposits	$453	405	418	364	278

(a) Capital Management Combined represents the consolidation of Capital Management’s Asset Management, Retail Brokerage Services, and Other, which primarily serves to eliminate intersegment revenue.

(b) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

RETAIL BROKERAGE SERVICES
Net interest income (b)	$268	311	262	254	256
Fee and other income	1,898	1,934	1,202	1,227	1,207
Intersegment revenue	(9)	(11)	(7)	(11)	(8)

Total revenue (b)	2,157	2,234	1,457	1,470	1,455
Provision for credit losses	-	-	-	-	-
Noninterest expense	1,634	1,725	1,038	1,076	1,022
Income taxes	190	184	154	143	158
Tax-equivalent adjustment	1	1	-	-	-

Segment earnings	$332	324	265	251	275

Economic profit	$279	271	235	219	244
Risk adjusted return on capital	69.23%	67.17	94.13	88.54	99.04
Economic capital, average	$1,929	1,915	1,116	1,133	1,127
Cash overhead efficiency ratio (b)	75.74%	77.15	71.33	73.18	70.22
Average loans, net	$2,521	2,273	2,106	1,646	1,521
Average core deposits	$42,631	37,614	31,071	30,857	31,405

OTHER
Net interest income (b)	$-	-	-	1	-
Fee and other income	(2)	(2)	(2)	(3)	(2)
Intersegment revenue	-	-	-	-	-

Total revenue (b)	(2)	(2)	(2)	(2)	(2)
Provision for credit losses	-	-	-	-	-
Noninterest expense	(3)	(4)	(3)	(4)	(5)
Income taxes	-	1	-	1	1
Tax-equivalent adjustment	-	-	-	-	-

Segment earnings	$1	1	1	1	2

Economic profit	$1	1	1	1	2
Risk adjusted return on capital	-%	-	-	-	-
Economic capital, average	$-	-	-	-	-
Cash overhead efficiency ratio (b)	-%	-	-	-	-
Average loans, net	$-	-	-	-	-
Average core deposits	$-	-	-	-	-

(Continued)

Table 5
BUSINESS SEGMENTS

	2008	2007

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$(137)	(217)	(171)	(100)	(17)
Fee and other income	(456)	(55)	194	44	107
Intersegment revenue	-	-	(2)	2	1

Total revenue (a)	(593)	(272)	21	(54)	91
Provision for credit losses	2,060	1,058	194	25	23
Noninterest expense	302	419	485	374	347
Minority interest	198	118	189	139	136
Income tax benefits	(1,041)	(866)	(508)	(339)	(349)
Tax-equivalent adjustment	20	13	13	17	16

Segment earnings (loss)	$(2,132)	(1,014)	(352)	(270)	(82)

Economic profit (loss)	$(842)	(338)	(317)	(244)	(61)
Risk adjusted return on capital	(167.55)%	(51.89)	(26.84)	(29.14)	1.61
Economic capital, average	$1,888	2,143	2,394	2,434	2,658
Cash overhead efficiency ratio (a)	(34.17)%	(113.51)	1,841.86	(489.55)	250.80
Lending commitments	$538	599	529	569	503
Average loans, net	28,490	30,748	28,514	30,195	31,699
Average core deposits	$2,729	2,483	3,031	2,640	2,047
FTE employees	24,685	25,125	24,012	23,553	24,705

(a) Tax-equivalent.
(Continued)

Table 5
BUSINESS SEGMENTS

	Three Months Ended March 31, 2008

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,455	181	1,032	274	(137)	(53)	4,752
Fee and other income	990	211	(159)	2,191	(456)	-	2,777
Intersegment revenue	55	5	(50)	(10)	-	-	-

Total revenue (a)	4,500	397	823	2,455	(593)	(53)	7,529
Provision for credit losses	569	5	197	-	2,060	-	2,831
Noninterest expense	2,050	246	747	1,855	302	241	5,441
Minority interest	-	-	-	-	198	(43)	155
Income taxes (benefits)	675	54	(65)	218	(1,041)	(75)	(234)
Tax-equivalent adjustment	11	-	21	1	20	(53)	-

Net income (loss)	1,195	92	(77)	381	(2,132)	(123)	(664)
Dividends on preferred stock	-	-	-	-	43	-	43

Net income (loss) available to common stockholders	$1,195	92	(77)	381	(2,175)	(123)	(707)

Economic profit (loss)	$997	70	(411)	322	(842)	-	136
Risk adjusted return on capital	42.58%	50.80	(1.49)	71.51	(167.55)	-	12.79
Economic capital, average	$12,695	705	13,242	2,143	1,888	-	30,673
Cash overhead efficiency ratio (a)	45.55%	62.08	90.76	75.54	(34.17)	-	67.22
Lending commitments	$132,165	7,007	113,521	1,348	538	-	254,579
Average loans, net	311,447	22,413	101,024	2,562	28,490	-	465,936
Average core deposits	$297,680	17,397	33,623	43,084	2,729	-	394,513
FTE employees	54,847	4,650	6,358	29,838	24,685	-	120,378

	Three Months Ended March 31, 2007

						Net Merger-
			Corporate			Related
			and			and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$3,398	181	716	259	(17)	(37)	4,500
Fee and other income	845	196	1,109	1,477	107	-	3,734
Intersegment revenue	47	3	(43)	(8)	1	-	-

Total revenue (a)	4,290	380	1,782	1,728	91	(37)	8,234
Provision for credit losses	147	1	6	-	23	-	177
Noninterest expense	1,869	247	911	1,237	347	10	4,621
Minority interest	-	-	-	-	136	-	136
Income taxes (benefits)	819	48	305	179	(349)	(4)	998
Tax-equivalent adjustment	11	-	10	-	16	(37)	-

Net income (loss)	$1,444	84	550	312	(82)	(6)	2,302

Economic profit (loss)	$1,123	63	286	275	(61)	-	1,686
Risk adjusted return on capital	53.73%	54.31	24.91	94.78	1.61	-	40.01
Economic capital, average	$10,662	592	8,329	1,334	2,658	-	23,575
Cash overhead efficiency ratio (a)	43.56%	65.12	51.10	71.59	250.80	-	54.33
Lending commitments	$124,253	6,686	110,214	961	503	-	242,617
Average loans, net	288,229	20,394	73,385	1,554	31,699	-	415,261
Average core deposits	$284,046	17,267	34,227	31,683	2,047	-	369,270
FTE employees	56,722	4,589	6,650	17,703	24,705	-	110,369

(a) Tax-equivalent.
(b) The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 6
NET TRADING REVENUE — INVESTMENT BANKING (a)

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$80	51	34	43	42
Trading account profits (losses)	(246)	(564)	(383)	191	115
Other fee income	188	180	141	160	128

Total net trading revenue (Tax-equivalent)	$22	(333)	(208)	394	285

(a) Certain amounts presented in periods prior to the first quarter of 2008 have been reclassified to conform to the presentation in the first quarter of 2008.
Table 7
SELECTED RATIOS

	2008		2007

	First		Fourth	Third	Second	First
	Quarter		Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	9.95	X	10.32	10.44	10.17	9.97
Return on assets (b)	(0.34)%		0.03	0.88	1.33	1.35
Return on common stockholders’ equity	(3.81)%		0.28	9.19	13.54	13.47
Return on total stockholders’ equity	(3.39)%		0.28	9.19	13.54	13.47

DIVIDEND PAYOUT RATIOS
Common shares	(177.78)%		2,133.33	75.29	45.90	46.67

(a) Based on average balances and net income (loss).
(b) Net income (loss) as a percentage of average assets.

Table 8
TRADING ACCOUNT ASSETS AND LIABILITIES

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$1,422	604	993	2,348	1,164
U.S. Government agencies	3,045	2,811	3,104	2,865	2,874
State, county and municipal	5,195	3,898	3,844	3,551	2,961
Mortgage-backed securities	8,488	2,208	2,332	1,807	2,591
Other asset-backed securities	8,376	11,427	11,704	12,474	9,445
Corporate bonds and debentures	5,143	5,340	5,379	5,386	4,350
Equity securities	4,051	4,411	3,918	2,973	3,298
Derivative financial instruments (a)	28,379	19,116	13,194	9,707	7,940
Sundry	8,493	6,067	10,367	10,429	9,538

Total trading account assets	$72,592	55,882	54,835	51,540	44,161

TRADING ACCOUNT LIABILITIES
Securities sold short	7,706	6,287	7,014	9,564	9,391
Derivative financial instruments (a)	21,181	15,298	10,757	9,755	7,900

Total trading account liabilities	$28,887	21,585	17,771	19,319	17,291

(a) Derivative financial instruments are reported net of cash collateral received and paid.

Table 9
LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$119,193	112,509	109,269	102,397	99,687
Real estate — construction and other	18,597	18,543	18,167	17,449	16,965
Real estate — mortgage	26,370	23,846	21,514	20,448	20,130
Lease financing	23,637	23,913	23,966	24,083	24,053
Foreign	33,616	29,540	26,471	20,959	16,240

Total commercial	221,413	208,351	199,387	185,336	177,075

CONSUMER
Real estate secured (a)	230,197	227,719	225,355	220,293	220,682
Student loans	9,324	8,149	7,742	6,757	8,479
Installment loans	27,437	25,635	24,763	25,017	23,665

Total consumer	266,958	261,503	257,860	252,067	252,826

Total loans	488,371	469,854	457,247	437,403	429,901
Unearned income	(7,889)	(7,900)	(8,041)	(8,283)	(8,238)

Loans, net (On-balance sheet)	$480,482	461,954	449,206	429,120	421,663

MANAGED PORTFOLIO (b)

COMMERCIAL
On-balance sheet loan portfolio	$221,413	208,351	199,387	185,336	177,075
Securitized loans — off-balance sheet	120	131	142	170	181
Loans held for sale	3,342	9,414	13,905	11,573	10,467

Total commercial	224,875	217,896	213,434	197,079	187,723

CONSUMER
Real estate secured
On-balance sheet loan portfolio	230,197	227,719	225,355	220,293	220,682
Securitized loans — off-balance sheet	6,845	7,230	7,625	8,112	6,595
Securitized loans included in securities	11,683	10,755	5,963	6,091	5,629
Loans held for sale	5,960	4,816	3,583	4,079	4,089

Total real estate secured	254,685	250,520	242,526	238,575	236,995

Student
On-balance sheet loan portfolio	9,324	8,149	7,742	6,757	8,479
Securitized loans — off-balance sheet	2,586	2,811	2,856	2,905	3,045
Securitized loans included in securities	52	52	52	52	52
Loans held for sale	-	-	1,968	2,046	-

Total student	11,962	11,012	12,618	11,760	11,576

Installment
On-balance sheet loan portfolio	27,437	25,635	24,763	25,017	23,665
Securitized loans — off-balance sheet	1,968	2,263	2,572	3,105	2,851
Securitized loans included in securities	39	47	55	116	126
Loans held for sale	2,127	2,542	1,975	35	476

Total installment	31,571	30,487	29,365	28,273	27,118

Total consumer	298,218	292,019	284,509	278,608	275,689

Total managed portfolio	$523,093	509,915	497,943	475,687	463,412

SERVICING PORTFOLIO (c)
Commercial	$354,624	353,464	337,721	298,374	271,038
Consumer	$27,415	27,967	28,474	26,789	25,952

(a) Includes deferred interest of $3.5 billion, $3.1 billion, $2.7 billion, $2.3 billion and $1.9 billion, at March 31, 2008, and at December 31, September 30, June 30 and March 31, 2007, respectively.
(b) The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the retained interests are classified in securities on-balance sheet, loans held for sale on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.
(c) The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 10
LOANS HELD FOR SALE

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE BUSINESS ACTIVITY (a)
Core business activity, beginning of period	$15,094	17,646	15,696	15,030	12,566
Originations and/or purchases	8,144	8,160	13,007	22,671	17,873
Transfer to (from) loans held for sale, net	(6,801)	(1,278)	2,162	(71)	(180)
Allowance for loan losses related to loans	-	-	(57)	-	-
Lower of cost or market value adjustments (b)	(364)	(223)	(249)	(91)	(3)
Market value adjustments for fair value option loans	42	-	-	-	-
Performing loans sold or securitized	(7,355)	(8,992)	(11,606)	(20,910)	(14,745)
Other, principally payments	(354)	(219)	(1,307)	(933)	(481)

Core business activity, end of period	8,406	15,094	17,646	15,696	15,030

PORTFOLIO MANAGEMENT ACTIVITY (a)
Portfolio business activity, beginning of period	1,678	3,785	2,037	2	2
Originations and/or purchases	83	-	-	-	-
Transfer to loans held for sale
Performing loans (c)	2,317	137	1,831	2,046	-
Lower of cost or market value adjustments (b)	(31)	(30)	(6)	(10)	-
Performing loans sold or securitized	(990)	(2,078)	-	-	-
Other, principally payments	(34)	(136)	(77)	(1)	-

Portfolio management activity, end of period	3,023	1,678	3,785	2,037	2

Total loans held for sale (d)	$11,429	16,772	21,431	17,733	15,032

(a) Core business activity means we originate and/or purchase loans with the intent to sell them to third parties, and portfolio management activity means we look for market opportunities to reduce risk in the loan portfolio by transferring loans to loans held for sale.
(b) Lower of cost or market value adjustments exclude amounts related to unfunded commitments. Market disruption-related write-downs on unfunded commitments amounted to $729 million, $78 million and $311 million in the first quarter of 2008 and in the fourth and third quarters of 2007, respectively.
(c) Includes $1.8 billion in the third quarter of 2007 in connection with consolidation of a structured lending vehicle that we administered; first quarter of 2008 and fourth quarter of 2007 include funding of the structured lending vehicle’s commitments amounting to $54 million and $159 million, respectively.
(d) Nonperforming loans included in loans held for sale at March 31, 2008 and at December 31, September 30, June 30 and March 31, 2007, were $5 million, $62 million, $59 million, $42 million and $26 million, respectively.

Table 11
ALLOWANCE FOR CREDIT LOSSES

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR CREDIT LOSSES (a)
Balance, beginning of period	$4,717	3,691	3,552	3,533	3,514
Provision for credit losses	2,834	1,467	381	168	175
Provision for credit losses relating to loans transferred to loans held for sale or sold	7	6	3	4	1
Provision for credit losses for unfunded lending commitments	(10)	24	24	7	1
LOAN LOSSES
Commercial, financial and agricultural	(171)	(67)	(41)	(39)	(34)
Commercial real estate — construction and mortgage	(81)	(117)	(5)	(4)	(6)

Total commercial	(252)	(184)	(46)	(43)	(40)

Real estate secured	(351)	(156)	(59)	(40)	(33)
Student loans	(3)	(4)	(5)	(2)	(3)
Installment and other loans (b)	(242)	(225)	(168)	(138)	(142)

Total consumer	(596)	(385)	(232)	(180)	(178)

Total loan losses	(848)	(569)	(278)	(223)	(218)

LOAN RECOVERIES
Commercial, financial and agricultural	14	22	9	15	9
Commercial real estate — construction and mortgage	1	-	3	-	3

Total commercial	15	22	12	15	12

Real estate secured	10	9	12	11	6
Student loans	1	2	3	-	1
Installment and other loans (b)	57	75	45	47	44

Total consumer	68	86	60	58	51

Total loan recoveries	83	108	72	73	63

Net charge-offs	(765)	(461)	(206)	(150)	(155)

Allowance relating to loans acquired, transferred to loans held for sale or sold	(16)	(10)	(63)	(10)	(3)

Balance, end of period	$6,767	4,717	3,691	3,552	3,533

CONSUMER REAL ESTATE SECURED NET CHARGE-OFFS
First lien	$(291)	(122)	(32)	(17)	(15)
Second lien	(50)	(25)	(15)	(12)	(12)

Total consumer real estate secured net charge-offs	$(341)	(147)	(47)	(29)	(27)

ALLOWANCE FOR CREDIT LOSSES
Allocation of the allowance for loan losses
Commercial	$2,645	2,392	2,054	1,889	1,879
Consumer	3,592	1,950	1,246	1,371	1,354
Unallocated	330	165	205	130	145

Total allowance for loan losses	6,567	4,507	3,505	3,390	3,378
Reserve for unfunded lending commitments	200	210	186	162	155

Total allowance for credit losses	$6,767	4,717	3,691	3,552	3,533

(a) The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments.
(b) Principally auto loans.

Table 12
ALLOWANCE AND CHARGE-OFF RATIOS

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES
as % of loans, net	1.37%	0.98	0.78	0.79	0.80
as % of nonaccrual and restructured loans (a)	84	90	129	174	207
as % of nonperforming assets (a)	78	84	115	157	189
ALLOWANCE FOR CREDIT LOSSES
as % of loans, net	1.41%	1.02	0.82	0.83	0.84

NET CHARGE-OFFS AS % OF AVERAGE LOANS, NET (b)
Commercial, financial and agricultural	0.41%	0.12	0.10	0.07	0.08
Commercial real estate — construction and mortgage	0.73	1.12	0.02	0.04	0.04

Total commercial	0.48	0.34	0.08	0.07	0.07

Real estate secured	0.59	0.26	0.08	0.05	0.05
Student loans	0.08	0.10	0.14	0.07	0.10
Installment and other loans (c)	2.76	2.35	1.99	1.47	1.67

Total consumer	0.79	0.46	0.27	0.19	0.20

Total as % of average loans, net	0.66%	0.41	0.19	0.14	0.15

(a) These ratios do not include nonperforming assets included in loans held for sale.
(b) Annualized.
(c) Principally auto loans.

Table 13
NONPERFORMING ASSETS

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NONPERFORMING ASSETS
Nonaccrual loans
Commercial
Commercial, financial and agricultural	$908	602	354	318	303
Commercial real estate — construction and mortgage	1,750	1,059	289	161	117

Total commercial	2,658	1,661	643	479	420

Consumer
Real estate secured
First lien	5,015	3,234	1,986	1,380	1,124
Second lien	75	58	41	44	37
Installment and other loans (a)	40	42	45	42	51

Total consumer	5,130	3,334	2,072	1,466	1,212

Total nonaccrual loans	7,788	4,995	2,715	1,945	1,632
Troubled debt restructurings (b)	48	-	-	-	-
Foreclosed properties	530	389	334	207	155

Total nonperforming assets	$8,366	5,384	3,049	2,152	1,787

as % of loans, net, and foreclosed properties (c)	1.74%	1.16	0.68	0.50	0.42

Nonperforming assets included in loans held for sale
Commercial	$-	-	-	-	1
Consumer	5	62	50	37	23

Total nonaccrual loans	5	62	50	37	24
Foreclosed properties	-	-	9	5	2

Total nonperforming assets included in loans held for sale	5	62	59	42	26

Nonperforming assets included in loans and in loans held for sale	$8,371	5,446	3,108	2,194	1,813

as % of loans, net, foreclosed properties and loans held for sale (d)	1.70%	1.14	0.66	0.49	0.42

PAST DUE LOANS 90 DAYS AND OVER, AND NONACCRUAL LOANS (c)
Accruing loans past due 90 days and over	$1,047	708	590	562	555
Nonaccrual loans	7,788	4,995	2,715	1,945	1,632

Total past due loans 90 days and over, and nonaccrual loans	$8,835	5,703	3,305	2,507	2,187

Commercial as % of loans, net	1.31%	0.89	0.38	0.31	0.28
Consumer as % of loans, net	2.26%	1.49	1.00	0.78	0.68

(a) Principally auto loans; nonaccrual status does not apply to student loans.
(b) Troubled debt restructurings were not significant prior to the first quarter of 2008.
(c) These ratios do not include nonperforming loans included in loans held for sale.
(d) These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 14
NONACCRUAL LOAN ACTIVITY (a)

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$4,995	2,715	1,945	1,632	1,234

COMMERCIAL NONACCRUAL LOAN ACTIVITY
Commercial nonaccrual loans, beginning of period	1,661	643	479	420	319
New nonaccrual loans and advances	1,421	1,303	298	205	196
Gross charge-offs	(252)	(184)	(46)	(43)	(40)
Transfers to other real estate owned	(26)	-	(5)	(2)	-
Sales	(33)	(26)	(14)	(15)	(1)
Other, principally payments	(113)	(75)	(69)	(86)	(54)

Net commercial nonaccrual loan activity	997	1,018	164	59	101

Commercial nonaccrual loans, end of period	2,658	1,661	643	479	420

CONSUMER NONACCRUAL LOAN ACTIVITY
Consumer nonaccrual loans, beginning of period	3,334	2,072	1,466	1,212	915
New nonaccrual loans, advances and other, net	1,696	1,262	606	257	297
Transfers from loans held for sale	100	-	-	-	-
Sales and securitizations	-	-	-	(3)	-

Net consumer nonaccrual loan activity	1,796	1,262	606	254	297

Consumer nonaccrual loans, end of period	5,130	3,334	2,072	1,466	1,212

Balance, end of period	$7,788	4,995	2,715	1,945	1,632

(a) Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 15
GOODWILL AND OTHER INTANGIBLE ASSETS

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$43,068	43,122	38,848	38,766	38,838
Deposit base	573	619	670	727	796
Customer relationships	1,375	1,410	620	651	684
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$45,106	45,241	40,228	40,234	40,408

	Three Months Ended March 31, 2008

	Employee	Occupancy
	Termination	and
(In millions)	Benefits	Equipment	Other	Total

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY
Wachovia/A.G. Edwards — October 1, 2007
Balance, December 31, 2007	$16	-	-	16
Purchase accounting adjustments	25	-	-	25
Cash payments	(9)	-	-	(9)

Balance, March 31, 2008	$32	-	-	32

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY
Wachovia/Golden West — October 1, 2006
Balance, December 31, 2007	$49	9	-	58
Purchase accounting adjustments	-	-	-	-
Cash payments	(20)	-	-	(20)

Balance, March 31, 2008	$29	9	-	38

EXIT COST PURCHASE ACCOUNTING ACCRUAL ACTIVITY
Wachovia/SouthTrust — November 1, 2004
Balance, December 31, 2007	$37	-	-	37
Purchase accounting adjustments	-	-	-	-
Cash payments	(7)	-	-	(7)

Balance, March 31, 2008	$30	-	-	30

Table 16
DEPOSITS

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$60,951	60,893	56,825	62,112	63,399
Savings and NOW accounts	87,920	88,078	81,037	82,629	85,404
Money market accounts	128,839	124,651	114,457	111,666	108,607
Other consumer time	120,852	123,783	125,546	121,781	119,948

Total core deposits	398,562	397,405	377,865	378,188	377,358
OTHER DEPOSITS
Foreign	27,399	27,386	27,226	23,324	20,133
Other time	19,003	24,338	16,846	8,518	7,779

Total deposits	$444,964	449,129	421,937	410,030	405,270

Table 17
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

March 31, 2008
(In millions)

MATURITY OF
3 months or less	$32,144
Over 3 months through 6 months	16,241
Over 6 months through 12 months	8,541
Over 12 months	6,660

Total time deposits in amounts of $100,000 or more	$63,586

Table 18
LONG-TERM DEBT

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY
THE PARENT COMPANY
Notes
Floating rate, 2.69% to 4.39%, due 2008 to 2017	$15,513	15,514	15,401	13,651	11,151
Equity-linked and commodity-linked, due 2008 to 2012	814	792	1,047	1,055	988
3.50% to 5.80%, due 2008 to 2020	11,508	9,011	8,551	8,193	6,835
Floating rate, EMTN notes, due 2011 to 2014	3,955	3,649	3,549	3,370	3,321
Floating rate, Australian notes, due 2012	822	789	799	764	-
6.75%, Australian notes, due 2012	137	131	133	127	-
4.375%, EMTN notes, due 2016	1,181	1,090	1,060	1,006	992
Subordinated notes
4.875% to 6.40%, due 2008 to 2035	6,491	6,454	6,452	6,449	6,441
Floating rate, due 2015 to 2016	1,250	1,250	1,250	1,250	1,250
4.375% to 4.875%, EMTN notes, due 2018 to 2035	2,158	2,099	2,112	2,055	2,013
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, hybrid trust securities, due 2037 to 2047	2,513	2,513	1,675	1,675	875
5.20%, income trust securities, due 2042	2,501	2,501	2,501	2,501	2,501
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	1,073	406	(139)	(660)	(74)

Total notes and debentures issued by the
Parent Company	51,161	47,444	45,636	42,681	37,538

NOTES ISSUED BY SUBSIDIARIES
Primarily notes issued under global bank note programs,
varying rates and terms to 2040	29,550	23,562	21,226	21,537	21,911
Floating rate, 2.59% to 3.20%, due 2008 to 2011	5,133	5,133	7,133	7,133	7,730
4.125% to 4.75%, due 2009 to 2012	1,690	2,390	2,389	2,689	2,687
Floating rate, EMTN notes, due 2009 to 2011	4,652	4,316	3,907	3,710	3,657
Subordinated notes
Bank, 2.971% to 9.625%, due 2008 to 2038	12,802	12,955	9,532	9,533	9,535
7.95%	-	-	100	100	100
Floating rate, due 2013	417	417	417	417	417
6.75%, Australian notes, due 2017	182	175	176	169	-
Floating rate, Australian notes, due 2017	183	175	177	170	-
5.25%, EMTN notes, due 2023	1,475	1,477	1,512	1,488	1,455

Total notes issued by subsidiaries	56,084	50,600	46,569	46,946	47,492

OTHER DEBT
Auto secured financing, 2.56% to 9.05%, due 2008 to 2015	6,147	6,679	7,748	8,994	8,289
Collateralized notes	-	4,300	4,300	4,420	4,420
Junior subordinated debentures, floating rate, due 2026 to 2029	3,110	3,098	3,099	3,100	3,097
Advances from the Federal Home Loan Bank, 1.00% to 8.45%, due 2008 to 2031	53,209	41,888	43,017	30,542	34,699
Preferred units issued by subsidiaries	2,852	2,852	2,852	2,852	2,852
Capitalized leases	7	8	9	9	9
Mortgage notes and other debt of subsidiaries, varying rates and terms	2,467	3,870	5,411	2,809	3,916
Hedge-related basis adjustments	616	268	(57)	(306)	22

Total other debt	68,408	62,963	66,379	52,420	57,304

Total long-term debt	$175,653	161,007	158,584	142,047	142,334

Table 19
CHANGES IN STOCKHOLDERS’ EQUITY

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period, as reported	$76,872	70,140	69,266	69,786	69,716
Cumulative effect of accounting
changes, net of income taxes (a)	(24)	-	-	-	(1,447)

Balance, beginning of period	76,848	70,140	69,266	69,786	68,269

Comprehensive income
Net income (loss)	(664)	51	1,618	2,341	2,302
Unamortized gains and losses under employee benefit plans	6	561	16	31	-
Net unrealized gains (losses) on debt and equity securities	(705)	459	493	(1,284)	101
Net unrealized gains (losses) on derivative financial instruments	91	164	3	(76)	65

Total comprehensive income	(1,272)	1,235	2,130	1,012	2,468
Purchases of common stock	(20)	-	(190)	(723)	(284)
Preferred shares issued	3,497	2,263	-	-	-
Common stock issued for
Stock options and restricted stock	372	404	35	132	644
Acquisitions	-	3,942	-	-	-
Deferred compensation, net	(116)	152	114	125	(240)
Cash dividends
Preferred shares	(43)	-	-	-	-
Common shares	(1,274)	(1,264)	(1,215)	(1,066)	(1,071)

Balance, end of period	$77,992	76,872	70,140	69,266	69,786

(a) First quarter 2008 includes a net increase of $369,000 related to the adoption of SFAS 157 and SFAS 159. See Note 11 of accompanying Notes to Consolidated Financial Statements.

Table 20
CAPITAL RATIOS

	2008	2007

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$45,353	43,528	41,853	41,516	39,790
Total capital	73,684	70,003	63,948	63,705	61,803
Adjusted risk-weighted assets	611,596	592,065	589,844	555,702	541,628
Adjusted leverage ratio assets	$734,233	714,633	686,373	666,646	653,994
Ratios
Tier 1 capital	7.42%	7.35	7.10	7.47	7.35
Total capital	12.05	11.82	10.84	11.46	11.41
Leverage	6.18	6.09	6.10	6.23	6.08
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	9.65	9.82	9.30	9.68	9.93
Average	10.05%	9.69	9.58	9.84	10.03

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.50%	7.50	7.09	7.34	7.28
Wachovia Bank of Delaware, National Association	15.04	15.60	17.14	18.37	17.82
Wachovia Mortgage, FSB (b)	11.46	12.97	13.44	16.07	14.37
Wachovia Bank, FSB (c)	19.66	17.07	15.94	12.42	-
Total capital
Wachovia Bank, National Association	11.72	11.45	10.57	10.95	10.94
Wachovia Bank of Delaware, National Association	17.07	17.67	19.27	20.29	19.41
Wachovia Mortgage, FSB (b)	12.73	14.06	13.81	16.45	14.77
Wachovia Bank, FSB (c)	20.91	17.95	16.25	12.83	-
Leverage
Wachovia Bank, National Association	6.39	6.71	6.69	6.72	6.62
Wachovia Bank of Delaware, National Association	9.99	9.82	15.66	14.33	13.42
Wachovia Mortgage, FSB (b)	6.11	6.88	7.17	8.78	7.84
Wachovia Bank, FSB (c)	6.26%	5.94	5.50	5.20	-

(a) Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.
(b) Formerly World Savings Bank, FSB, prior to December 31, 2007.
(c) Formerly World Savings Bank, FSB (Texas) prior to December 31, 2007, which was a subsidiary of Wachovia Mortgage, FSB (formerly World Savings Bank, FSB) prior to April 1, 2007.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES

	FIRST QUARTER 2008			FOURTH QUARTER 2007

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$4,253	51	4.85%	$5,083	64	5.05%
Federal funds sold and securities purchased under resale agreements	11,865	103	3.49	12,901	155	4.77
Trading account assets (a)	44,655	589	5.28	37,694	569	6.04
Securities (a)	110,401	1,545	5.60	115,436	1,625	5.62
Loans (a) (b)
Commercial
Commercial, financial and agricultural	115,377	1,671	5.82	111,500	1,908	6.79
Real estate — construction and other	18,634	251	5.42	18,435	318	6.85
Real estate — mortgage	25,291	374	5.95	22,973	426	7.36
Lease financing	7,167	140	7.79	7,374	145	7.82
Foreign	32,109	389	4.86	27,882	380	5.42

Total commercial	198,578	2,825	5.72	188,164	3,177	6.70

Consumer
Real estate secured	231,392	3,926	6.79	227,893	4,042	7.08
Student loans	9,155	113	4.96	8,073	126	6.19
Installment loans	26,811	659	9.88	25,675	651	10.04

Total consumer	267,358	4,698	7.04	261,641	4,819	7.35

Total loans	465,936	7,523	6.48	449,805	7,996	7.08

Loans held for sale	11,592	223	7.71	18,998	360	7.53
Other earning assets	10,331	146	5.69	10,223	166	6.48

Total earning assets excluding derivatives	659,033	10,180	6.19	650,140	10,935	6.70
Risk management derivatives (c)	-	52	0.04	-	19	0.01

Total earning assets including derivatives	659,033	10,232	6.23	650,140	10,954	6.71

Cash and due from banks	11,645			12,028
Other assets	112,915			101,319

Total assets	$783,593			$763,487

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	86,452	236	1.10	83,370	345	1.64
Money market accounts	128,074	747	2.34	121,717	949	3.09
Other consumer time	123,655	1,437	4.68	127,061	1,557	4.86
Foreign	26,197	231	3.55	27,354	306	4.44
Other time	22,643	265	4.71	20,169	263	5.16

Total interest-bearing deposits	387,021	2,916	3.03	379,671	3,420	3.57
Federal funds purchased and securities sold under repurchase agreements	35,956	308	3.45	36,386	413	4.50
Commercial paper	5,509	38	2.74	7,272	78	4.27
Securities sold short	6,919	62	3.63	6,728	61	3.62
Other short-term borrowings	10,154	45	1.77	10,369	58	2.24
Long-term debt	165,540	1,961	4.75	158,704	2,129	5.34

Total interest-bearing liabilities excluding derivatives	611,099	5,330	3.51	599,130	6,159	4.08
Risk management derivatives (c)	-	97	0.06	-	121	0.08

Total interest-bearing liabilities including derivatives	611,099	5,427	3.57	599,130	6,280	4.16

Noninterest-bearing deposits	56,332			57,895
Other liabilities	37,415			32,476
Stockholders’ equity	78,747			73,986

Total liabilities and stockholders’ equity	$783,593			$763,487

Interest income and rate earned — including derivatives		$10,232	6.23%		$10,954	6.71%
Interest expense and equivalent rate paid — including derivatives		5,427	3.31		6,280	3.83

Net interest income and margin — including derivatives		$4,805	2.92%		$4,674	2.88%

(a) Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(b) The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

THIRD QUARTER 2007			SECOND QUARTER 2007			FIRST QUARTER 2007

		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$6,459	93	5.68%	$3,384	50	6.00%	$1,523	30	7.80%

14,206	194	5.42	12,110	158	5.25	14,124	177	5.07
38,737	575	5.93	35,165	519	5.90	29,681	442	5.97
111,424	1,522	5.46	108,433	1,467	5.41	108,071	1,461	5.42

106,263	1,927	7.19	101,012	1,805	7.16	98,413	1,736	7.16
17,795	344	7.66	17,334	329	7.62	16,508	313	7.69
20,883	406	7.71	20,175	378	7.53	20,231	380	7.61
7,523	146	7.80	7,759	150	7.74	7,730	150	7.75
22,208	308	5.53	19,232	265	5.51	14,406	196	5.49

174,672	3,131	7.12	165,512	2,927	7.09	157,288	2,775	7.15

223,356	4,070	7.28	222,096	4,042	7.28	225,909	4,148	7.36
7,299	122	6.61	8,850	141	6.42	8,524	136	6.47
24,474	614	9.96	24,799	609	9.84	23,540	566	9.75

255,129	4,806	7.52	255,745	4,792	7.50	257,973	4,850	7.55

429,801	7,937	7.35	421,257	7,719	7.34	415,261	7,625	7.40

20,209	363	7.14	17,644	285	6.47	16,748	255	6.16
7,937	138	6.91	7,985	144	7.23	8,255	139	6.82

628,773	10,822	6.86	605,978	10,342	6.84	593,663	10,129	6.87
-	42	0.02	-	46	0.03	-	48	0.03

628,773	10,864	6.88	605,978	10,388	6.87	593,663	10,177	6.90

11,134			11,533			12,260
89,097			87,262			85,106

$729,004			$704,773			$691,029

81,851	357	1.73	83,977	367	1.75	84,247	373	1.80
116,404	980	3.34	111,562	976	3.51	107,785	917	3.45
122,474	1,507	4.88	120,684	1,455	4.84	116,262	1,369	4.77
23,322	292	4.97	21,871	270	4.96	20,802	249	4.85
13,776	187	5.40	8,051	107	5.30	9,034	119	5.36

357,827	3,323	3.68	346,145	3,175	3.68	338,130	3,027	3.63

44,334	556	4.98	38,031	473	4.98	35,142	430	4.97
5,799	65	4.42	5,143	60	4.67	4,920	57	4.72
7,420	70	3.74	7,158	67	3.75	8,709	83	3.86
7,793	55	2.74	7,688	52	2.77	6,898	44	2.54
151,226	2,067	5.44	143,504	1,923	5.37	141,979	1,880	5.35

574,399	6,136	4.24	547,669	5,750	4.21	535,778	5,521	4.17
-	144	0.10	-	151	0.11	-	119	0.09

574,399	6,280	4.34	547,669	5,901	4.32	535,778	5,640	4.26

58,280			62,273			60,976
26,468			25,514			24,955
69,857			69,317			69,320

$729,004			$704,773			$691,029

	$10,864	6.88%		$10,388	6.87%		$10,177	6.90%

	6,280	3.96		5,901	3.91		5,640	3.84

	$4,584	2.92%		$4,487	2.96%		$4,537	3.06%

(c) The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value of these instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2008	2007

	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$14,703	15,124	12,681	12,065	12,593
Interest-bearing bank balances	3,236	3,057	4,449	2,726	2,591
Federal funds sold and securities purchased under resale agreements	10,644	15,449	11,995	11,511	10,322

Total cash and cash equivalents	28,583	33,630	29,125	26,302	25,506

Trading account assets	72,592	55,882	54,835	51,540	44,161
Securities	114,183	115,037	111,827	106,184	106,841
Loans, net of unearned income	480,482	461,954	449,206	429,120	421,663
Allowance for loan losses	(6,567)	(4,507)	(3,505)	(3,390)	(3,378)

Loans, net	473,915	457,447	445,701	425,730	418,285

Loans held for sale	11,429	16,772	21,431	17,733	15,032
Premises and equipment	6,733	6,605	6,002	6,080	6,058
Due from customers on acceptances	1,109	1,418	1,295	831	992
Goodwill	43,068	43,122	38,848	38,766	38,838
Other intangible assets	2,038	2,119	1,380	1,468	1,570
Other assets	54,925	50,864	43,724	40,794	45,386

Total assets	$808,575	782,896	754,168	715,428	702,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	60,951	60,893	56,825	62,112	63,399
Interest-bearing deposits	384,013	388,236	365,112	347,918	341,871

Total deposits	444,964	449,129	421,937	410,030	405,270
Short-term borrowings	57,857	50,393	62,714	52,715	47,144
Bank acceptances outstanding	1,118	1,424	1,303	840	1,004
Trading account liabilities	28,887	21,585	17,771	19,319	17,291
Other liabilities	19,036	19,151	18,424	18,080	16,741
Long-term debt	175,653	161,007	158,584	142,047	142,334

Total liabilities	727,515	702,689	680,733	643,031	629,784

Minority interest in net assets of consolidated subsidiaries	3,068	3,335	3,295	3,131	3,099

STOCKHOLDERS’ EQUITY
Preferred stock, Class A, 40 million shares, no par value; 10 million shares, no par value; none issued	-	-	-	-	-
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2008	-	-	-	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series I, $100,000 liquidation preference per share, 25,010 shares authorized	-	-	-	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series J, $1,000 liquidation preference per share, 92 million depositary shares issued and outstanding at March 31, 2008	2,300	2,300	-	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series K, $1,000 liquidation preference per share, 3.5 million shares issued and outstanding at March 31, 2008	3,500	-	-	-	-
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.965 billion shares at March 31, 2008	6,551	6,534	6,283	6,289	6,316
Paid-in capital	56,367	56,149	51,938	51,905	52,026
Retained earnings	11,449	13,456	14,670	14,335	13,378
Accumulated other comprehensive income, net	(2,175)	(1,567)	(2,751)	(3,263)	(1,934)

Total stockholders’ equity	77,992	76,872	70,140	69,266	69,786

Total liabilities and stockholders’ equity	$808,575	782,896	754,168	715,428	702,669

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2008	2007

	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$7,577	7,980	7,937	7,723	7,618
Interest and dividends on securities	1,496	1,616	1,529	1,474	1,478
Trading account interest	571	557	566	506	433
Other interest income	535	757	799	647	611

Total interest income	10,179	10,910	10,831	10,350	10,140

INTEREST EXPENSE
Interest on deposits	2,941	3,433	3,334	3,180	3,014
Interest on short-term borrowings	523	673	801	706	669
Interest on long-term debt	1,963	2,174	2,145	2,015	1,957

Total interest expense	5,427	6,280	6,280	5,901	5,640

Net interest income	4,752	4,630	4,551	4,449	4,500
Provision for credit losses	2,831	1,497	408	179	177

Net interest income after provision for credit losses	1,921	3,133	4,143	4,270	4,323

FEE AND OTHER INCOME
Service charges	676	716	689	667	614
Other banking fees	498	497	471	449	416
Commissions	914	970	600	649	659
Fiduciary and asset management fees	1,439	1,436	1,029	1,015	953
Advisory, underwriting and other investment banking fees	261	249	393	454	407
Trading account profits (losses)	(308)	(524)	(301)	195	128
Principal investing	446	41	372	298	48
Securities gains (losses)	(205)	(320)	(34)	23	53
Other income	(944)	(321)	(286)	490	456

Total fee and other income	2,777	2,744	2,933	4,240	3,734

NONINTEREST EXPENSE
Salaries and employee benefits	3,260	3,468	2,628	3,122	2,972
Occupancy	379	375	325	331	312
Equipment	323	334	283	309	307
Marketing	97	80	74	78	62
Communications and supplies	186	191	176	178	173
Professional and consulting fees	196	271	194	205	177
Other intangible amortization	103	111	92	103	118
Merger-related and restructuring expenses	241	187	36	32	10
Sundry expense	656	769	717	532	490

Total noninterest expense	5,441	5,786	4,525	4,890	4,621

Minority interest in income of consolidated subsidiaries	155	107	189	139	136

Income (loss) from continuing operations before income taxes (benefits)	(898)	(16)	2,362	3,481	3,300
Income taxes (benefits)	(234)	(209)	656	1,140	998

Income (loss) from continuing operations	(664)	193	1,706	2,341	2,302
Discontinued operations, net of income taxes	-	(142)	(88)	-	-

Net income (loss)	(664)	51	1,618	2,341	2,302
Dividends on preferred stock	43	-	-	-	-

Net income (loss) available to common stockholders	$(707)	51	1,618	2,341	2,302

PER COMMON SHARE DATA (after preferred stock dividends)
Basic earnings
Income (loss) from continuing operations	$(0.36)	0.10	0.91	1.24	1.22
Net income (loss) available to common stockholders	(0.36)	0.03	0.86	1.24	1.22
Diluted earnings (a)
Income (loss) from continuing operations	(0.36)	0.10	0.90	1.22	1.20
Net income (loss) available to common stockholders	(0.36)	0.03	0.85	1.22	1.20
Cash dividends	$0.64	0.64	0.64	0.56	0.56
AVERAGE COMMON SHARES
Basic	1,963	1,959	1,885	1,891	1,894
Diluted	1,977	1,983	1,910	1,919	1,925

(a)	Calculated using average basic common shares in the first quarter of 2008.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31,	December 31,

(In millions, except per share data)	2008	2007

ASSETS
Cash and due from banks	$14,703	15,124
Interest-bearing bank balances	3,236	3,057
Federal funds sold and securities purchased under resale agreements	10,644	15,449

Total cash and cash equivalents	28,583	33,630

Trading account assets	72,592	55,882
Securities	114,183	115,037
Loans, net of unearned income	480,482	461,954
Allowance for loan losses	(6,567)	(4,507)

Loans, net	473,915	457,447

Loans held for sale (includes $3,652 at fair value at March 31, 2008)	11,429	16,772
Premises and equipment	6,733	6,605
Due from customers on acceptances	1,109	1,418
Goodwill	43,068	43,122
Other intangible assets	2,038	2,119
Other assets	54,925	50,864

Total assets	$808,575	782,896

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	60,951	60,893
Interest-bearing deposits	384,013	388,236

Total deposits	444,964	449,129
Short-term borrowings	57,857	50,393
Bank acceptances outstanding	1,118	1,424
Trading account liabilities	28,887	21,585
Other liabilities	19,036	19,151
Long-term debt	175,653	161,007

Total liabilities	727,515	702,689

Minority interest in net assets of consolidated subsidiaries	3,068	3,335

STOCKHOLDERS’ EQUITY
Preferred stock, Class A, 40 million shares, no par value; 10 million shares, no par value; none issued	-	-
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2008	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series I, $100,000 liquidation preference per share, 25,010 shares authorized	-	-
Non-Cumulative Perpetual Class A Preferred Stock, Series J, $1,000 liquidation preference per share, 92 million depositary shares issued and outstanding at March 31, 2008	2,300	2,300
Non-Cumulative Perpetual Class A Preferred Stock, Series K, $1,000 liquidation preference per share, 3.5 million shares issued and outstanding at March 31, 2008	3,500	-
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.965 billion shares at March 31, 2008	6,551	6,534
Paid-in capital	56,367	56,149
Retained earnings	11,449	13,456
Accumulated other comprehensive income, net	(2,175)	(1,567)

Total stockholders’ equity	77,992	76,872

Total liabilities and stockholders’ equity	$808,575	782,896

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three Months Ended
	March 31,

(In millions, except per share data)	2008	2007

INTEREST INCOME
Interest and fees on loans	$7,577	7,618
Interest and dividends on securities	1,496	1,478
Trading account interest	571	433
Other interest income	535	611

Total interest income	10,179	10,140

INTEREST EXPENSE
Interest on deposits	2,941	3,014
Interest on short-term borrowings	523	669
Interest on long-term debt	1,963	1,957

Total interest expense	5,427	5,640

Net interest income	4,752	4,500
Provision for credit losses	2,831	177

Net interest income after provision for credit losses	1,921	4,323

FEE AND OTHER INCOME
Service charges	676	614
Other banking fees	498	416
Commissions	914	659
Fiduciary and asset management fees	1,439	953
Advisory, underwriting and other investment banking fees	261	407
Trading account profits (losses)	(308)	128
Principal investing	446	48
Securities gains (losses)	(205)	53
Other income	(944)	456

Total fee and other income	2,777	3,734

NONINTEREST EXPENSE
Salaries and employee benefits	3,260	2,972
Occupancy	379	312
Equipment	323	307
Marketing	97	62
Communications and supplies	186	173
Professional and consulting fees	196	177
Other intangible amortization	103	118
Merger-related and restructuring expenses	241	10
Sundry expense	656	490

Total noninterest expense	5,441	4,621

Minority interest in income of consolidated subsidiaries	155	136

Income (loss) before income taxes (benefits)	(898)	3,300
Income taxes (benefits)	(234)	998

Net income (loss)	(664)	2,302
Dividends on preferred stock	43	-

Net income (loss) available to common stockholders	$(707)	2,302

PER COMMON SHARE DATA (after preferred stock dividends)
Basic earnings
Net income (loss) available to common stockholders	$(0.36)	1.22
Diluted earnings
Net income (loss) available to common stockholders	(0.36)	1.20
Cash dividends	$0.64	0.56
AVERAGE COMMON SHARES
Basic	1,963	1,894
Diluted	1,977	1,925

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,

(In millions)	2008	2007

OPERATING ACTIVITIES
Net income (loss)	$(664)	2,302
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	2	(5)
Provision for credit losses	2,831	177
Gain on securitization transactions	(13)	(69)
Gain on sale of mortgage servicing rights	-	(2)
Securities transactions	205	(53)
Depreciation and other amortization	583	534
Trading account assets, net	(9,903)	580
Loss on sales of premises and equipment	(5)	1
Valuation losses on bank-owned separate account life insurance	314	-
Contribution to qualified pension plan	-	(270)
Income tax shortfall (excess income tax benefit) from share-based payment arrangements	18	(8)
Loans held for sale, net	(3,307)	(2,644)
Deferred interest on certain loans	(438)	(378)
Other assets, net	(3,626)	(3,560)
Trading account liabilities, net	7,302	(937)
Other liabilities, net	(627)	(3,378)

Net cash used by operating activities	(7,328)	(7,710)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	8,209	2,136
Maturities of securities	4,529	4,468
Purchases of securities	(18,099)	(4,108)
Origination of loans, net	(12,031)	(1,535)
Sales of premises and equipment	19	107
Purchases of premises and equipment	(396)	(235)
Goodwill and other intangible assets	32	(512)
Purchase of bank-owned separate account life insurance, net	(90)	(397)

Net cash used by investing activities	(17,827)	(76)

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Increase (decrease) in deposits, net	(4,165)	(2,188)
Securities sold under repurchase agreements and other short-term borrowings, net	7,464	(2,013)
Issuances of long-term debt	23,719	12,430
Payments of long-term debt	(9,073)	(8,690)
Issuances of preferred shares	3,497	-
Issuances of common stock, net	21	184
Purchases of common stock	(20)	(284)
(Income tax shortfall) excess income tax benefit from share-based payment arrangements	(18)	8
Cash dividends paid	(1,317)	(1,071)

Net cash provided (used) by financing activities	20,108	(1,624)

Decrease in cash and cash equivalents	(5,047)	(9,410)
Cash and cash equivalents, beginning of year	33,630	34,916

Cash and cash equivalents, end of period	$28,583	25,506

NONCASH ITEMS
Transfer to securities from loans resulting from securitizations	$-	499
Transfer to securities from loans held for sale resulting from securitizations	1,849	-
Transfer to trading account assets from securities	6,807	-
Transfer to loans from loans held for sale	6,801	180
Cumulative effect of accounting changes, net of income taxes	$(24)	(1,447)

See accompanying Notes to Consolidated Financial Statements.

WACHOVIA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS
GENERAL
     Wachovia Corporation and subsidiaries (together “Wachovia” or the “Company”) is a diversified financial services company whose operations are principally domestic.
     The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, the unaudited condensed consolidated financial statements do not include all the information and footnotes required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements of the Company include, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial statements for all periods presented. The financial position and results of operations as of and for the three months ended March 31, 2008, are not necessarily indicative of the results of operations that may be expected in the future. Please refer to the Company’s 2007 Annual Report on Form 10-K for additional information related to the Company’s audited consolidated financial statements for the three years ended December 31, 2007, including the related notes to consolidated financial statements.
     The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions. The Company regularly assesses various assets for impairment as dictated by applicable GAAP, giving appropriate consideration to general economic and specific market factors. The accounting policies that are particularly sensitive to judgments and the extent to which significant estimates are used include allowance for loan losses and the reserve for unfunded lending commitments, fair value of certain financial instruments, consolidation, goodwill impairment and contingent liabilities.
PERSONNEL EXPENSE AND RETIREMENT BENEFITS
     Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Certain Defined Benefit Pension and Other Postretirement Plans,” which the Company adopted on December 31, 2006, also requires employers to use a plan measurement date that is the same as its fiscal year-end beginning no later than December 31, 2008. The Company has historically used a measurement date of September 30, and is required under SFAS 158 to change to a December 31 measurement date by no later than December 31, 2008. The Company changed its measurement date using the alternative provided in SFAS 158 where the September 30, 2007, measurement establishes a 15-month cost, three-fifteenths of which, or $4 million, was recorded as an adjustment to retained earnings on January 1, 2008.
     The components of the retirement benefit costs (credit) included in salaries and employee benefits for the three months ended March 31, 2008 and 2007, are presented below.

					Other
					Postretirement
	Qualified Pension		Nonqualified Pension		Benefits
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
(In millions)	2008	2007	2008	2007	2008	2007

RETIREMENT BENEFIT COSTS (CREDIT)
Service cost	$43	46	-	1	1	1
Interest cost	64	66	5	5	11	11
Expected return on plan assets	(130)	(123)	-	-	(1)	(1)
Amortization of prior service cost	(11)	(7)	-	-	-	(2)
Amortization of actuarial losses	19	30	1	2	-	-

Net retirement benefit costs (credit)	$(15)	12	6	8	11	9

DISCONTINUED OPERATIONS
     In the first quarter of 2008, management of BluePoint Re Limited, a 100 percent owned monoline reinsurer based in Bermuda, initiated a restructuring strategy that, if completed, will lead to a significant reduction in Wachovia’s ownership interest in BluePoint and result in deconsolidation of this subsidiary in Wachovia’s financial statements. The Company currently expects that a resolution with respect to BluePoint will be effected by September 30, 2008.
     In 2007, BluePoint recorded significant losses on certain derivative instruments (principally credit default swaps on collateralized debt obligations where the underlying collateral is subprime residential mortgage-backed securities) and these losses through December 31, 2007, approximated substantially all of Wachovia’s investment in this subsidiary and were included in Wachovia’s 2007 consolidated results. Wachovia has no further obligation to inject capital in BluePoint. BluePoint continued to record these instruments at fair value in the first quarter of 2008. In estimating the fair value of these instruments under SFAS 157 (see “New Accounting Pronouncements” section of this note), a company must consider, among other things, its own credit rating, which in this case is BluePoint’s. As Wachovia has no obligation to fund losses in excess of BluePoint’s equity, BluePoint assessed the discount required in valuing these instruments to reflect a market participant’s view of BluePoint’s nonperformance risk. BluePoint’s valuation at March 31, 2008, reflected a discount of approximately 60 percent for its nonperformance risk, such that BluePoint recorded no further losses on the derivative instruments in the first quarter of 2008. Accordingly, the Company’s first quarter 2008 consolidated results reflect no additional losses in discontinued operations.

GOODWILL
     The Company tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss would be recognized in an amount equal to that excess. A reporting unit is the Company’s sub-segment level.
     Historically, the Company determined fair values of reporting units using two methods, one based on market earnings multiples of peer companies for each reporting unit, and the other based on discounted cash flow models with estimated cash flows based on internal forecasts of revenues and expenses. In the first quarter of 2008, the Company added a third method, one based on the previously described market earnings multiples of peer companies adjusted to include a control premium calculated based on comparable transactions for each reporting unit. The earnings multiples for the first method ranged between 9.1 times and 17.2 times. The estimated cash flows for the second method used market-based discount rates ranging from 12.4 percent to 17.8 percent. The control premium adjusted earnings multiple method resulted in multiples ranging from 12.6 times to 23.7 times. These three methods provide a range of valuations the Company uses in evaluating goodwill for possible impairment. Also, the Company stress tests the results of each of the three testing methods by approximately 20 percent to identify areas where additional investigation or procedures may be necessary to complete the analysis.
     The goodwill impairment testing indicated that none of the Company’s goodwill is impaired at March 31, 2008. However, as a result of the market disruption and the further spread between the Company’s market capitalization and book value, the excess of the fair value over the carrying value of several of the reporting units continues to narrow. A continuing period of market disruption, or further market deterioration, may result in impairment of goodwill in the future.
OTHER INCOME
     Market disruption-related net valuation losses of $1.4 billion are included in other income in the consolidated statement of income for the three months ended March 31, 2008. This amount includes $792 million related to the Company’s leveraged finance commitments, $238 million related to the commercial mortgage securitization business, $64 million related to wholesale consumer warehouses and $314 million related to certain bank-owned life insurance assets.
PREFERRED STOCK
     On February 8, 2008, the Company issued $3.5 billion of non-cumulative perpetual Class A preferred stock. This preferred stock pays dividends of 7.98 percent until 2018, after which dividends will be payable at a floating rate of three-month LIBOR plus 3.77 percent. If the Company does not declare a preferred stock dividend for a particular period, the Company may not pay a dividend on its common stock. Beginning on March 18, 2018, the Company may redeem the preferred stock at par plus accrued but unpaid dividends.
NEW ACCOUNTING PRONOUNCEMENTS
     On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” Emerging Issues Task Force (EITF) Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” and EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.” The effect of adopting SFAS 157 is recorded directly to first quarter 2008 results of operations or is recorded as a cumulative effect of a change in accounting principle as an adjustment, net of applicable taxes, to beginning retained earnings on January 1, 2008, depending on the nature of the financial instrument to which the new fair value measurement is applied. For SFAS 159 and the two EITF issues, the cumulative effect of adoption is recorded as an adjustment, net of applicable taxes, to beginning retained earnings on January 1, 2008. See Note 11 for SFAS 157 and SFAS 159 disclosures.
     EITF Issue No. 06-4 and EITF Issue No. 06-10 address the accounting for split-dollar life insurance policies that are held on certain current and former employees. The effect of adopting these standards was a $19 million after-tax charge to beginning retained earnings.
RECLASSIFICATIONS
     Certain amounts in 2007 were reclassified to conform with the presentation in 2008. These reclassifications had no effect on the Company’s previously reported consolidated financial position or results of operations.
SUBSEQUENT EVENT
     Subsequent to the end of the first quarter of 2008, the Company announced that it expects to record an after-tax charge of between $800 million and $1.0 billion in the second quarter of 2008 related to certain leasing transactions entered into between 1999 and 2003. These transactions are widely known as sale-in, lease-out or “SILO” transactions. This noncash charge resulted from the Company’s analysis of a federal court of appeals opinion in a case involving another financial institution where tax benefits associated with certain lease-in, lease-out or “LILO” transactions were disallowed. The Company believes that some portions of the court decision may also apply to SILO transactions. While tax laws involving SILO transactions remain unsettled, applicable accounting standards, including Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”) on income taxes and FASB Staff Position FAS 13-2 (“FSP 13-2”) on leveraged leases, require the Company to update the income tax cash flow assessment on SILO transactions for potential changes in the timing of tax cash flows in light of the court ruling. See Note 1 to the Consolidated Financial Statements in the Company’s 2007 Annual Report on Form 10-K for more information on the applicable accounting standards. The expected earnings charge noted above includes the impact to unrecognized income tax benefits pursuant to FIN 48 as discussed in Note 8.
OTHER MATTERS
     In March 2008, Visa completed their initial public offering of shares. Visa redeemed a proportionate share of member banks’ ownership which resulted in the Company recording a gain of $225 million. Visa also established an escrow account of $3 billion to cover litigation. The Company recorded a $102 million reduction to sundry expense which represents the Company’s proportionate share of that escrow account.

NOTE 2: SECURITIES

	March 31, 2008

									Average
	1 Year	1-5	5-10	After 10		Gross Unrealized		Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$268	183	173	42	666	24	-	642	3.47
Mortgage-backed securities	557	33,734	29,934	27	64,252	700	208	63,760	4.78
Asset-backed
Residual interests from securitizations	41	133	180	118	472	130	22	364	3.04
Retained bonds from securitizations	1,546	187	70	-	1,803	2	50	1,851	1.34
Collateralized mortgage obligations	685	18,147	1,428	6	20,266	118	1,343	21,491	2.88
Commercial mortgage-backed	624	776	1,240	26	2,666	40	123	2,749	4.40
Other	1,387	3,148	257	5	4,797	161	685	5,321	2.38
State, county and municipal	62	615	635	2,398	3,710	121	61	3,650	13.74
Sundry	787	2,057	5,610	7,097	15,551	122	1,266	16,695	9.26

Total market value	$5,957	58,980	39,527	9,719	114,183	1,418	3,758	116,523	5.10

MARKET VALUE
Debt securities	$5,957	58,980	39,527	7,835	112,299	1,309	3,517	114,507
Equity securities	-	-	-	1,884	1,884	109	241	2,016

Total market value	$5,957	58,980	39,527	9,719	114,183	1,418	3,758	116,523

AMORTIZED COST
Debt securities	$6,066	60,089	40,238	8,114	114,507
Equity securities	-	-	-	2,016	2,016

Total amortized cost	$6,066	60,089	40,238	10,130	116,523

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.40%	2.00	2.75	4.95	2.12
Mortgage-backed securities	2.66	5.55	5.22	5.20	5.37
Asset-backed
Residual interests from securitizations	54.69	19.13	27.14	53.32	30.78
Retained bonds from securitizations	5.04	6.08	8.43	-	5.33
Collateralized mortgage obligations	6.00	6.14	6.30	5.45	6.15
Commercial mortgage-backed	7.06	7.88	4.98	11.31	6.34
Other	5.66	5.66	6.22	30.43	5.71
State, county and municipal	9.55	7.55	6.70	6.41	6.69
Sundry	3.37	5.04	4.96	5.23	5.02
Consolidated	5.25%	5.80	5.31	5.80	5.60

     At March 31, 2008, all securities not classified as trading were classified as available for sale.
     At March 31, 2008, mortgage-backed securities consist principally of obligations of U.S. Government agencies and sponsored entities. Included in mortgage-backed securities are Federal National Mortgage Association and Federal Home Loan Mortgage Corporation securities with an amortized cost of $49.9 billion and a market value of $50.3 billion, and an amortized cost of $11.2 billion and a market value of $11.3 billion, respectively.
     Also included in mortgage-backed securities are U.S. Government agency and Government-sponsored entity securities retained from the securitization of residential mortgage loans. These securities had an amortized cost of $10.9 billion and a market value of $11.2 billion at March 31, 2008.
     Included in asset-backed securities are retained bonds primarily from the securitization of commercial and consumer real estate, SBA, student and auto loans. At March 31, 2008, retained bonds with an amortized cost and market value of $1.8 billion were considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $1.5 billion at March 31, 2008, have an external credit rating of AA and above.
     Securities with an aggregate amortized cost of $76.3 billion at March 31, 2008, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.
     Expected maturities of beneficial interests and the contractual maturities of all other securities are summarized in the table. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.
     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.
     At March 31, 2008, there were forward commitments to purchase securities on both a regular way and non-regular way basis at a cost that approximates a market value of $364 million. At March 31, 2008, there were commitments to sell securities at a price that approximates a market value of $1.3 billion.
     On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains (losses). Gross unrealized losses at March 31, 2008, are primarily caused by interest rate changes. The Company has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment discussed above and recorded $484 million of impairment losses, as noted below. The Company does not consider any other securities to be other-than-temporarily impaired. However, without recovery in the near term such that liquidity returns to the markets and spreads return to levels that reflect underlying credit characteristics, additional other-than-temporary impairments may occur in future periods.
     The components of realized gains and losses on sales of debt and equity securities for the three months ended March 31, 2008 and 2007 are presented below.

	Three Months Ended
	March 31,
(In millions)	2008		2007

Debt securities	$
Gross gains		49	38
Gross losses (a)		(379)	(7)

Net gains (losses) on sales of debt securities		(330)	31

Equity securities
Gross gains		235	22
Gross losses (b)		(110)	-

Net gains on sales of equity securities		125	22

Total securities gains (losses)		$(205)	53

(a) Impairment losses were $374 million and $4 million in the three months ended March 31, 2008 and 2007, respectively.
(b) Impairment losses were $110 million in the three months ended March 31, 2008; none in the three months ended March 31, 2007.

NOTE 3: VARIABLE INTEREST ENTITIES AND SERVICING ASSETS
VARIABLE INTEREST ENTITIES
     The Company administers a multi-seller commercial paper conduit that arranges financing for certain customer transactions thereby providing customers with access to the commercial paper market. The Company provides liquidity facilities on all the commercial paper issued by the conduit. The conduit is a variable interest entity (“VIE”) and the liquidity agreements are considered variable interests; however, because the Company does not hold a majority of the expected losses or expected residual returns through its variable interests, the Company does not consolidate the conduit on the balance sheet. At the discretion of the administrator, the provisions of the liquidity agreements require the Company to purchase assets from the conduit at par value plus interest, including in situations where the conduit is unable to issue commercial paper. Par value may be different from fair value. Any losses incurred on such purchases would be initially absorbed by the third-party holder of a subordinated note in the conduit. The ability of the conduit to issue commercial paper is a function of general market conditions and the credit rating of the liquidity provider. This conduit has always been able to issue commercial paper. At March 31, 2008, and December 31, 2007, the conduit had total assets of $14.3 billion and $15.0 billion, respectively, and the Company had a maximum exposure to losses of $25.0 billion and $26.1 billion, respectively, including funded positions and committed exposure, related to its liquidity agreement.
     The Company provides liquidity to certain third party commercial paper conduits and other entities in connection with collateralized debt obligation (“CDO”) securitization transactions. The Company has also entered into derivative contracts with certain entities in connection with CDO securitization transactions that may require the Company to purchase assets at a specified price. These entities are VIEs and the Company’s liquidity facilities and derivative exposures are variable interests. The Company does not consolidate these entities because the Company does not hold a majority of the expected losses or expected residual returns through its variable interests. At March 31, 2008 and December 31, 2007, the Company had a maximum exposure to losses of $7.0 billion and $7.3 billion, respectively, related to these agreements.
     The Company has an ownership interest in three investment funds managed by ECM. In January 2007, the Company purchased a majority interest in ECM. This purchase did not alter the Company’s conclusion that these funds are not subject to consolidation. At March 31, 2008 and December 31, 2007, these funds had total assets of $18.4 billion and $20.0 billion, respectively. The Company’s maximum exposure to losses was $3.5 billion and $3.2 billion, respectively. In March 2008, the Company entered into lending arrangements with a fourth investment fund managed by ECM. The lending arrangements have a maximum loss exposure of $200 million and total assets of this fund were $1.5 billion at March 31, 2008.
     In the third quarter of 2007, the Company purchased and placed in the securities available for sale portfolio $1.1 billion of asset-backed commercial paper from Evergreen money market funds, which the Company manages. The Company recorded $57 million of valuation losses in 2007 on this purchase, which were included in securities gains (losses) in the consolidated results of operations. There were no additional losses on these securities in the first quarter of 2008. The Company was not required by contract to purchase these or any other assets from the Evergreen funds. There are certain circumstances under which a money market fund may be considered a VIE and consolidated by the manager. At March 31, 2008, the Company did not consolidate the money market funds it manages.
SERVICING ASSETS
     In connection with certain transactions where the Company securitizes and sells originated or purchased loans with servicing retained, servicing assets or liabilities are recorded based on the fair value of the servicing rights on the date the loans are sold. The Company also purchases certain servicing assets. The Company recognizes individual classes of servicing assets under either a fair value method or an amortized cost method.
     Originated residential mortgage servicing assets, recorded under the fair value method, are estimated using discounted cash flows with prepayment speeds and discount rates as the significant assumptions. At March 31, 2008, the weighted average prepayment speed assumption was 16.77 percent and the weighted average discount rate used was 11.57 percent.
     Servicing fee income for the three months ended March 31, 2008, was $79 million and is included in other banking fees in the consolidated results of operations. Changes in the fair value and amortization of servicing assets are included in other banking fees. The change in the fair value of originated residential mortgage servicing assets and the change in the carrying amount of servicing assets which are recorded at amortized cost in the three months ended March 31, 2008, are presented on the following page.

	Three Months Ended March 31, 2008
	Fair Value	Amortized Cost
		Fixed Rate
	Originated	Commercial
	Residential	Mortgage-
(In millions)	Mortgages	Backed	Other	Total

Balance, December 31, 2007	$437	771	240	1,448
Fair value of servicing assets purchased, assumed or originated, or retained from securitizations	56	-	21	77
Servicing sold or otherwise disposed of	(1)	-	-	(1)
Change in fair value due to changes in model inputs and/or assumptions	(29)	-	-	(29)
Other changes in fair value, primarily from fees earned	(23)	-	-	(23)
Amortization of servicing assets	-	(36)	(13)	(49)
Impairment	-	(2)	-	(2)

Balance, March 31, 2008	$440	733	248	1,421

FAIR VALUE
March 31, 2008	$440	907	278	1,625
December 31, 2007	$437	991	261	1,689

NOTE 4: SHARE-BASED PAYMENTS
     The Company has stock option plans under which incentive and nonqualified stock options as well as restricted stock may be granted periodically to certain employees. The options typically are granted at an exercise price equal to the fair value of the underlying shares at the date of grant, vest based on continued service with the Company for a specified period, generally three years to five years following the date of grant, and have a contractual life of ten years. The restricted stock generally vests over three years to five years, during which time the holder receives dividends and has full voting rights. Employee stock compensation expense was $249 million in the three months ended March 31, 2008, including $196 million related to restricted stock awards and $53 million related to stock option awards. The related income tax benefit in the three months ended March 31, 2008, was $87 million. Employee stock compensation expense was $212 million in the three months ended March 31, 2007, including $171 million related to restricted stock awards and $41 million related to stock option awards. The related income tax benefit in the three months ended March 31, 2007, was $74 million. Employee stock compensation expense in the three months ended March 31, 2008 and 2007, includes $109 million and $93 million, respectively, related to the impact of awards granted to employees who were retirement-eligible at the date of grant.
     The stock compensation awards granted in the three months ended March 31, 2008, vest over three to five years based only on continued service with the Company, with the exception of 720,000 shares of restricted stock awards to certain senior executives of the Company, which vest over three years if the Company achieves a specified return on average tangible common stockholders’ equity for 2008; otherwise these shares are forfeited. For stock options, the exercise price is the closing price on the date of grant, with the exception of 852,000 and 994,000 options awarded to certain senior executives of the Company, for which the exercise price is approximately a 20 percent and 40 percent premium, respectively, above the closing price on the date of grant.
     At March 31, 2008, there was $687 million and $163 million of total unrecognized compensation costs related to restricted stock and stock options, respectively. Those costs are expected to be recognized over a weighted-average period of 1.4 years. The fair value of restricted stock vested in the three months ended March 31, 2008 and 2007, was $146 million and $200 million, respectively. The total intrinsic value of stock option awards exercised in the three months ended March 31, 2008 and 2007, was $33 million and $183 million, respectively. The amount of cash received from the exercise of stock options granted under share-based payment arrangements was $63 million in the three months ended March 31, 2008, and the income tax benefit realized from stock options exercised was $10 million in the same period.
     The weighted average grant date fair value of options awarded in the three months ended March 31, 2008, was $6.82. The more significant assumptions used in estimating the fair value of these stock options include risk-free interest rate of 3.51 percent, expected dividend yield of 7.58 percent (as of the date of grant; subsequently the Company made the decision and announced a reduction in the dividend), expected volatility of the Company’s common stock of 44 percent and weighted average expected life of the stock options of 8.0 years. The Company calculated its volatility estimate from implied volatility of actively traded options on the Company’s common stock with remaining maturities of two years. This method is consistent with the prior two years, but represents a change from years prior to 2006, in which the Company calculated its volatility estimate based on historical volatility adjusted for significant changes in the Company’s business activities. For the 2008 grant, the Company determined the estimated life based on historical stock option experience.
     At March 31, 2008, the Company had authorization to reserve 84 million shares of its common stock for issuance under its stock option plans.
     Stock award activity in the three months ended March 31, 2008, is presented on the following page.

	March 31, 2008

		Weighted-
		Average
(Options and shares in thousands)	Number	Price (a)

STOCK OPTIONS
Options outstanding, beginning of period	128,971	$41.09
Granted	10,604	35.70
Exercised	(2,816)	22.71
Expired	(2,178)	42.02
Forfeited	(193)	46.13

Options outstanding, end of period	134,388	$41.02

Options vested and expected to vest, end of period	132,146	$40.95

Options exercisable, end of period	100,047	$39.49

RESTRICTED STOCK
Unvested shares, beginning of period	19,914	$54.18
Granted	11,144	33.79
Vested	(4,273)	56.27
Forfeited	(176)	46.83

Unvested shares, end of period	26,609	$45.36

(a) The weighted average price for stock options is the weighted average exercise price of the options, and for restricted stock, the weighted average fair value of the stock at the date of grant.

NOTE 5: COMPREHENSIVE INCOME
     Comprehensive income is defined as the change in equity from all transactions other than those with stockholders, and it includes net income and other comprehensive income. Comprehensive income for the three months ended March 31, 2008 and 2007, is presented below.

	Three Months Ended
	March 31,

(In millions)	2008	2007

COMPREHENSIVE INCOME
Net income (loss)	$(664)	2,302
OTHER COMPREHENSIVE INCOME
Unamortized gains under employee benefit plans	6	-
Net unrealized gains (losses) on debt and equity securities	(705)	101
Net unrealized gains on derivative financial instruments	91	65

Total comprehensive income	$(1,272)	2,468

NOTE 6: BUSINESS SEGMENTS
     Business segment results are presented excluding merger-related and restructuring expenses, other intangible amortization, minority interest in consolidated subsidiaries, discontinued operations and the effect of changes in accounting principles. The Company believes that while these items apply to overall corporate operations, they are not meaningful to understanding or evaluating the performance of the Company’s individual business segments. The Company does not take these items into account as it manages business segment operations or allocates capital, and therefore, the Company’s segment presentation excludes these items. Provision for credit losses is allocated to each core business segment in an amount equal to net charge-offs, and the difference between the total for the core segments and the consolidated provision, amounting to $2.1 billion in the first quarter of 2008, is recorded in the Parent. The majority of the provision reflected in the Parent related to loans in the General Bank segment.
     The Company continuously updates segment information for changes that occur in the management of the Company’s businesses. In the first quarter of 2008, the Company updated its segment reporting to reflect BluePoint as a discontinued operation (see Note 1), which is included in the Parent, and realigned certain corporate overhead allocations resulting in a shift of such allocations from the four core business segments to the Parent.
     Segment information for 2007 has been restated to reflect these and other changes and the impact to previously reported 2007 segment earnings resulted in a $194 million increase to the General Bank, a $26 million increase in Wealth Management, a $329 million increase in the Corporate and Investment Bank, a $76 million increase in Capital Management, and a $395 million decrease in the Parent. Losses from discontinued operations in 2007 excluded from segment earnings were $230 million.
     Certain amounts presented in periods prior to the first quarter of 2008 have been reclassified to conform to the presentation in the first quarter of 2008.

	Three Months Ended March 31, 2008

			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Consolidated

CONSOLIDATED
Net interest income (a)	$3,455	181	1,032	274	(137)	(53)	4,752
Fee and other income	990	211	(159)	2,191	(456)	-	2,777
Intersegment revenue	55	5	(50)	(10)	-	-	-

Total revenue (a)	4,500	397	823	2,455	(593)	(53)	7,529
Provision for credit losses	569	5	197	-	2,060	-	2,831
Noninterest expense	2,050	246	747	1,855	302	241	5,441
Minority interest	-	-	-	-	198	(43)	155
Income taxes (benefits)	675	54	(65)	218	(1,041)	(75)	(234)
Tax-equivalent adjustment	11	-	21	1	20	(53)	-

Net income (loss)	1,195	92	(77)	381	(2,132)	(123)	(664)
Dividends on preferred stock	-	-	-	-	43	-	43

Net income (loss) available to
common stockholders	$1,195	92	(77)	381	(2,175)	(123)	(707)

Lending commitments	$132,165	7,007	113,521	1,348	538	-	254,579
Average loans, net	311,447	22,413	101,024	2,562	28,490	-	465,936
Average core deposits	$297,680	17,397	33,623	43,084	2,729	-	394,513

	Three Months Ended March 31, 2007

			Corporate			Net Merger-
			and			Related and
	General	Wealth	Investment	Capital		Restructuring
(Dollars in millions)	Bank	Management	Bank	Management	Parent	Expenses (b)	Consolidated

CONSOLIDATED
Net interest income (a)	$3,398	181	716	259	(17)	(37)	4,500
Fee and other income	845	196	1,109	1,477	107	-	3,734
Intersegment revenue	47	3	(43)	(8)	1	-	-

Total revenue (a)	4,290	380	1,782	1,728	91	(37)	8,234
Provision for credit losses	147	1	6	-	23	-	177
Noninterest expense	1,869	247	911	1,237	347	10	4,621
Minority interest	-	-	-	-	136	-	136
Income taxes (benefits)	819	48	305	179	(349)	(4)	998
Tax-equivalent adjustment	11	-	10	-	16	(37)	-

Net income (loss)	$1,444	84	550	312	(82)	(6)	2,302

Lending commitments	$124,253	6,686	110,214	961	503	-	242,617
Average loans, net	288,229	20,394	73,385	1,554	31,699	-	415,261
Average core deposits	$284,046	17,267	34,227	31,683	2,047	-	369,270

(a) Tax-equivalent.
(b) The tax-equivalent amounts included in each segment are eliminated herein in order for “Consolidated” amounts to agree with amounts appearing in the Consolidated Statements of Income.

NOTE 7: BASIC AND DILUTED EARNINGS PER COMMON SHARE
     The calculation of basic and diluted earnings per common share for the three months ended March 31, 2008 and 2007, is presented below. For the three months ended March 31, 2008, options to purchase an average 89 million shares were anti-dilutive. For the three months ended March 31, 2007, options to purchase an average 18 million shares were anti-dilutive. Accordingly, these anti-dilutive options were excluded in determining diluted earnings per common share in both periods.

	Three Months Ended
	March 31,

(In millions, except per share data)	2008	2007

Net income (loss)	$(664)	2,302
Dividends on preferred stock	43	-

Net income (loss) available to common stockholders	$(707)	2,302

Basic earnings (loss) per common share	$(0.36)	1.22
Diluted earnings (loss) per common share (a)	$(0.36)	1.20

Average common shares — basic	1,963	1,894
Common share equivalents and unvested restricted stock	14	31

Average common shares — diluted	1,977	1,925

(a) Calculated using average basic common shares in the first quarter of 2008.

NOTE 8: INCOME TAXES
     At January 1, 2008, the Company had $2.6 billion of gross unrecognized income tax benefits (“UTBs”), including $1.5 billion of UTBs attributed to income tax on timing differences and $830 million of UTBs, net of deferred federal and state income tax benefits, that would impact the effective tax rate if recognized. The tax on timing difference items relates to SILO leasing transactions, for which the period of recognition of income or deductions differs for tax return and financial statement purposes. The income tax liability for the change in the period of deduction would not impact the effective income tax rate.
     A reconciliation of the change in the UTB balance from January 1, 2008 to March 31, 2008, is presented below.

					Unrecognized
					Income Tax
			Gross	Deferred	Benefits, Net
	Federal,	Accrued	Unrecognized	Federal and	of Deferred
	State and	Interest and	Income Tax	State Income	Federal and
(In millions)	Foreign Tax	Penalties	Benefits	Tax Benefits	State Benefits

Balance at January 1, 2008	$2,217	425	2,642	(257)	2,385
Additions for tax positions related to the current year	64	-	64	(7)	57
Additions for tax positions related to prior years	32	48	80	(17)	63
Reduction for tax positions related to prior years	(1)	-	(1)	-	(1)
Reductions for tax positions related to acquired entities in prior years, offset to goodwill	-	(4)	(4)	(1)	(5)

Balance at March 31, 2008	2,312	469	2,781	(282)	2,499
Less: tax attributable to timing items included above	(1,534)	-	(1,534)	-	(1,534)
Less: UTBs included above that relate to acquired entities that would impact goodwill if recognized by December 31, 2008	(80)	(9)	(89)	25	(64)

Total UTBs that, if recognized, would impact the effective income tax rate as of March 31, 2008	$698	460	1,158	(257)	901

     The Company recognizes accrued interest and penalties, if any, related to UTBs in the effective income tax rate. The balance of accrued interest and penalties at the reporting periods is presented in the table above.
     On March 30, 2007, the Internal Revenue Service (“IRS”) issued a Revenue Agent’s Report for the years 2000 through 2002 challenging certain deductions claimed by the Company. The unagreed issues, including the Company’s SILO transactions, are on appeal with the IRS Appeals Office and are not expected to be resolved by December 31, 2008.
     The IRS is currently examining the Company for tax years 2003 through 2005, certain non-consolidated subsidiaries for tax years 2001 through 2006 and A.G. Edwards for the period ending October 1, 2007. The Company and its subsidiaries are currently subject to examination by various state, local and foreign taxing authorities. While one or more of these examinations may be concluded by year end, management does not believe that a significant impact to the UTB balance will occur.
     With few exceptions, the Company is no longer subject to state, local or foreign income tax examinations by taxing authorities for years before 2000. The expiration of statutes of limitations for various jurisdictions is expected to reduce the UTB balance by an insignificant amount during the remainder of 2008.
     Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. On April 29, 2008, the U.S. Court of Appeals for the Fourth Circuit issued an opinion in the matter of BB&T Corporation v. United States of America that disallowed tax benefits associated with certain of BB&T’s LILO transactions (see the Subsequent Event section of Note 1 for a more detailed description of these leasing transactions). Although the BB&T decision involved LILOs, the Company believes some aspects of the decision may also apply to SILO transactions. While the Company continues to believe its SILO transactions comply with applicable laws, under the principles established by FIN 48 the Company has estimated that a reasonably possible increase to its projected December 31, 2008 UTBs will be approximately $1.6 billion as a result of applying this ruling to the Company’s SILO transactions. Of the total increase, approximately $1.3 billion represents the tax on timing differences that will impact deferred income tax on the balance sheet, in accordance with the applicable accounting for leveraged leases. The remaining $300 million of the $1.6 billion is included in the projected charge referenced in Note 1.

NOTE 9: DERIVATIVES
DERIVATIVES USED FOR RISK MANAGEMENT
     The Company may designate a derivative as either an accounting hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (“fair value” hedge), an accounting hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability (“cash flow” hedge), or a foreign currency fair value or cash flow hedge (“foreign currency” hedge). Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded as other fee income in the results of operations. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, net of income taxes. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in fair value of the derivative are recognized as other fee income in the results of operations. Net interest settlements on derivatives designated as fair value or cash flow hedges are treated as an adjustment to the interest income or interest expense of the hedged assets or liabilities.
     Concurrent with entering into a transaction that qualifies as an accounting hedge, the Company formally documents the hedge relationship, the risk management objective and the strategy for entering into the hedge. This process and documentation include identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness.
     For cash flow hedges, the designated hedged risk is primarily the risk of changes in cash flows attributable to changes in the benchmark interest rate of the hedged item or forecasted transactions. For cash flow hedges, the Company uses regression analysis to make the initial assessment of the expectation of hedge effectiveness, and for each monthly period thereafter to reassess that the hedging relationship is expected to be highly effective during the period designated as being hedged. The Company also uses regression analysis to perform the retrospective evaluation of whether the derivative was effective during the hedged period. The regression analysis includes an evaluation of the quantitative measures of regression necessary to validate the conclusion of high effectiveness. The Company uses the hypothetical derivative method of measuring the hedge ineffectiveness, which is recorded on a monthly basis. Forward purchase commitments of loans and securities available for sale are considered all-in-one hedges for which the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis.
     For fair value hedges, the designated hedged risk is primarily the risk of changes in fair value attributable to changes in the benchmark interest rate of the hedged item or transactions. For fair value hedges, the Company assesses the expectation of effectiveness at the inception of the hedge and at each monthly period thereafter by analyzing the price sensitivity of the hedging instrument relative to that of the hedged item for changes in fair value attributable to the hedged risk. On a monthly basis, the Company uses the cumulative dollar-offset approach to validate the effectiveness of the hedge on a retrospective basis. The Company measures ongoing ineffectiveness for fair value hedges by comparing the changes in fair value of the hedging instrument to the changes in fair value of the hedged item attributable to the hedged risk. Fair value hedges of warehoused residential mortgage loans are designated and de-designated on a daily basis, and the frequency of the prospective, retrospective and actual ineffectiveness tests follows the hedge period. Forward sale commitments of securities available for sale share the same issuer, coupon rate and contractual maturity date as the hedged item; therefore, the prospective and retrospective evaluations are performed through matching terms at inception and on a monthly basis.
     The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the derivative is either terminated or reclassified as a trading account asset or liability. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted as an adjustment to yield over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transaction are still expected to occur, unrealized gains and losses accumulated in other comprehensive income are included in the results of operations in the same period when the results of operations are also affected by the hedged cash flow. The unrealized gains and losses are recognized in the results of operations immediately if the cash flow hedge was discontinued because a forecasted transaction is not expected to occur. For the three months ended March 31, 2008, losses of $10 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. This amount includes the time value of options. In addition, net interest income in the three months ended March 31, 2008, was decreased by $31 million, representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.
     Commitments to purchase certain securities or loans and certain commitments to sell loans are derivatives. At inception, these commitments may be designated in a hedge relationship; otherwise, they are recorded as either trading derivatives or economic hedges depending upon their purpose. In the normal course of business the Company enters into contracts that contain a derivative that is embedded in the financial instrument. If applicable, an embedded derivative is separated from the host contract and can be designated in a hedge relationship; otherwise, it is recorded as a freestanding derivative and recorded as either a trading derivative or an economic hedge depending upon its purpose. The Company enters into credit derivative agreements in connection with altering the risk profile of certain loans or pools of loans in the Company’s loan portfolio. These credit derivatives do not meet the criteria for designation as an accounting hedge and are recorded as either trading derivatives or economic hedges depending upon their purpose. The Company enters into interest rate lock commitments as part of its commercial and consumer mortgage lending activities. These loan commitments are initially recorded at fair value. Subsequent adjustments in the value of the loan commitment are primarily related to changes in interest rates, changes in the probability that a commitment will be exercised and the passage of time. The estimate of fair value specifically excludes the value of servicing cash flows and excess servicing.
     Derivatives used for risk management activity at March 31, 2008 are presented on the following page.

	March 31, 2008

						Average
		Notional	Gross Unrealized			Maturity in
(In millions)	Hedged items or Transactions	Amount	Gains	Losses (b)	Equity (c)	Years (d)

ASSET HEDGES (a)
Cash flow hedges
Interest rate swaps-receive fixed	First forecasted interest receipts on
	commercial loans

Pay 1 month LIBOR swaps	1 month LIBOR risk	$3,037	187	-	116	2.84
Pay 3 month LIBOR swaps	1 month LIBOR risk	11,510	773	-	479	3.86

Purchased interest rate floors-	First forecasted interest receipts on 1
3 month LIBOR	month LIBOR commercial loans	21,250	59	-	36	2.06

Call options on Eurodollar futures	First forecasted interest payments on 1
	month LIBOR commercial loans	56,500	25	-	8	0.25

Fair value hedges
Interest rate swaps-pay fixed/	Individual fixed rate debt securities
receive LIBOR	classified as available for sale	949	-	(47)	-	12.55

Foreign currency forwards	Currency risk associated with foreign
	currency denominated securities
	classified as available for sale	9,591	-	(1)	-	0.02

Total asset hedges		$102,837	1,044	(48)	639	1.20

LIABILITY HEDGES (a)
Cash flow hedges
Interest rate swaps-pay fixed	First forecasted interest payments on
	long-term debt

Receive 1 month LIBOR swaps	1 month LIBOR risk	2,197	2	(281)	(173)	9.88
Receive 3 month LIBOR swaps	1 month LIBOR risk	6,531	-	(342)	(212)	2.99
Receive 3 month LIBOR swaps	3 month LIBOR risk	8,000	-	(115)	(71)	1.99
Receive 6 month LIBOR swaps	6 month LIBOR risk	7	-	-	-	5.22

Eurodollar futures	1 day LIBOR risk associated with the
	proceeds from first forecasted issuance
	of repurchase agreements that are part
	of a rollover strategy	15,000	-	(25)	(15)	0.25

Eurodollar futures	First forecasted interest payments on 3
	month LIBOR ling-term debt	139,000	-	(115)	(71)	0.25

Fair value hedges
Interest rate swaps-receive fixed/	Individual fixed rate long-term debt
pay floating (e)	issuances	33,607	1,739	(128)	-	10.04

Foreign currency forwards	Currency risk associated with foreign
	Currency denominated repurchase
	agreements and long-term debt	12,951	2	(2)	-	0.09

Currency swaps	Currency risk associated with individual
	foreign currency denominated long-term
	debt	1,004	100	-	-	5.06

Total liability hedges		218,297	1,843	(1,008)	(542)	2.01

Total		$321,134	2,887	(1,056)	97	-

(a) Includes only derivative financial instruments related to interest rate risk and foreign currency risk management activities that have been designated and accounted for as accounting hedges.
(b) Represents the fair value of derivative financial instruments less accrued interest receivable or payable less unamortized premium or discount.
(c) At March 31, 2008, the net unrealized loss on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $108 million, net of income taxes. Of this net of tax amount, a $97 million gain represents the effective portion of the net gains (losses) on interest rate derivatives that qualify as cash flow hedges and a $205 million loss relates to terminated and/or redesignated derivatives. At March 31, 2008, $238 million of net losses, net of income taxes, recorded in accumulated other comprehensive income, is expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 18.09 years.
(d) Estimated maturity approximates average life.
(e) At March 31, 2008, such swaps are denominated in U.S. dollars, Euros, Pounds Sterling and Australian dollars in the notional amounts of $28.4 billion, $2.0 billion, $2.9 billion and $320 million, respectively, and the hedged risk is the benchmark interest rate.

     Expected maturities of risk management derivative financial instruments at March 31, 2008, are presented below.

	March 31, 2008

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps—receive fixed	$102	695	13,010	740	-	14,547
Notional amount — other	$56,500	-	21,250	-	-	77,750
Weighted average receive rate (a)	5.27%	5.23	5.11	4.71	-	5.10
Weighted average pay rate (a)	2.82%	2.97	3.08	3.26	-	3.08
Unrealized gain (loss)	$30	25	943	46	-	1,044

FAIR VALUE ASSET HEDGES
Notional amount — swaps—pay fixed	$-	-	198	198	553	949
Notional amount — other	$9,591	-	-	-	-	9,591
Weighted average receive rate (a)	-%	-	1.98	2.05	2.04	2.03
Weighted average pay rate (a)	-%	-	3.36	3.42	3.92	3.70
Unrealized gain (loss)	$(1)	-	(10)	(11)	(26)	(48)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps—pay fixed	$43	13,414	510	1,281	1,487	16,735
Notional amount — other	$154,000	-	-	-	-	154,000
Weighted average receive rate (a)	2.71%	3.10	2.85	2.63	2.78	2.96
Weighted average pay rate (a)	5.52%	5.28	5.42	6.10	5.82	5.50
Unrealized gain (loss)	$(141)	(325)	(44)	(170)	(196)	(876)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps—receive fixed	$5,375	1,550	4,387	13,138	9,157	33,607
Notional amount — other	$12,951	-	822	182	-	13,955
Weighted average receive rate (a)	4.34%	4.94	5.47	4.80	5.17	4.92
Weighted average pay rate (a)	3.44%	2.66	3.62	3.63	4.06	3.67
Unrealized gain (loss)	$71	65	371	890	314	1,711

(a) Weighted average receive and pay rates include the impact of currently effective interest rate swaps only and not the impact of forward-starting interest rate swaps. All the interest rate swaps have variable pay or receive rates based on one-month to six-month LIBOR, Euros, Pounds Sterling, or Australian dollars and they are the pay or receive rates in effect at March 31, 2008.

     Activity related to risk management derivative financial instruments for the three months ended March 31, 2008, is presented below.

	March 31, 2008

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2007	$50,047	152,993	203,040
Additions (a)	95,070	219,011	314,081
Maturities and amortizations (a)	(4,820)	(87,830)	(92,650)
Terminations	(37,208)	(62,800)	(100,008)
Redesignations and transfers to trading account assets	(252)	(3,077)	(3,329)

Balance, March 31, 2008	$102,837	218,297	321,134

(a) Foreign currency forwards are shown as either net additions or maturities. The foreign currency forwards are primarily short-dated contracts. At maturity of these contracts, a new foreign currency forward is typically executed to hedge the same risk as the maturing contracts.

NOTE 10: GUARANTEES

	March 31, 2008		December 31, 2007

		Maximum		Maximum
	Carrying	Risk of	Carrying	Risk of
(In millions)	Amount	Loss	Amount	Loss

Securities and other lending indemnifications	$-	53,132	-	59,238
Standby letters of credit	114	28,958	124	29,295
Liquidity agreements	159	34,775	14	36,926
Loans sold with recourse	33	6,399	44	6,710
Residual value guarantees	-	936	-	1,123
Written put options	1,964	17,013	1,221	15,273
Contingent consideration	-	96	-	101

Total guarantees	$2,270	141,309	1,403	148,666

NOTE 11: FAIR VALUE MEASUREMENTS AND FAIR VALUE OPTION
FAIR VALUE MEASUREMENTS
     The Company adopted SFAS 157, “Fair Value Measurements,” on January 1, 2008. SFAS 157 establishes a framework for measuring fair value, expands disclosures about fair value measurements and provides new income recognition criteria for certain derivative contracts. SFAS 157 nullifies the guidance included in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” that prohibited the recognition of gain or loss at the inception of a derivative contract unless the fair value was based on observable market data. SFAS 157 requires that a fair value measurement reflect assumptions market participants would use in pricing an asset or liability. In addition, SFAS 157 prohibits the recognition of “block discounts” for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market and requires the consideration of the Company’s creditworthiness when valuing derivatives and other liabilities recorded at fair value. The provisions of SFAS 157 are applied prospectively with changes recorded in current earnings, except changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid financial instruments measured at fair value and block discounts, all of which are recorded as an adjustment to beginning retained earnings on the date of adoption. Accordingly, the Company recorded a cumulative effect adjustment of $61 million ($38 million after-tax) as an increase to beginning retained earnings on January 1, 2008. Additionally, the Company recorded net gains in the first quarter 2008 results of continuing operations of $517 million related primarily to a change in methodology used to calculate the fair value of certain investments in private equity funds held in a wholly owned investment company subsidiary, as described in more detail in the Principal Investments section below. Also BluePoint reflected a 57 percent discount at March 31, 2008, for its nonperformance risk when estimating the fair value of its derivatives under SFAS 157. See “Discontinued Operations” in Note 1 for additional information on BluePoint.
     FASB Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items recognized or disclosed at fair value on a recurring basis. Under the provisions of FSP 157-2, the Company has not applied certain provisions of SFAS 157 to non-financial assets, such as real estate owned.
     SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under SFAS 157 are:
     Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
     Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
     Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.
     A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. SFAS 157 requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
DETERMINATION OF FAIR VALUE
     In determining fair value, the Company uses market prices of the same or similar instruments whenever such prices are available, even in situations where trading volume may be low when compared with prior periods as has been the case during the current market disruption. A fair value measurement assumes that an asset or liability is exchanged in an orderly transaction between market participants, and accordingly, fair value is not determined based upon a forced liquidation or distressed sale. Where necessary, the Company estimates fair value using other market observable data such as prices for synthetic or derivative instruments, market indices, industry ratings of underlying collateral or models employing techniques such as discounted cash flow analyses. The assumptions used in the models, which typically include assumptions for interest rates, credit losses and prepayments, are corroborated by and independently verified against market observable data where possible. Market observable real estate data is used in valuing instruments where the underlying collateral is real estate or where the fair value of an instrument being valued highly correlates to real estate prices. Where appropriate, the Company may use a combination of these valuation approaches.
     Where the market price of the same or similar instruments is not available, the valuation of financial instruments becomes more subjective and involves a high degree of judgment. Where modeling techniques are used, the models are subject to independent validation procedures in accordance with risk management policies and procedures. Further, pricing data is subject to independent verification.
     The following sections describe the valuation methodologies used by the Company to measure classes of financial instruments at fair value and specify the level in the fair value hierarchy where various financial instruments are generally classified. Valuation models, significant inputs to those models and any significant assumptions are included where appropriate.
Derivatives
     The Company enters into both exchange-traded and over-the-counter (“OTC”) derivatives. Exchange-traded derivatives are generally valued using quoted market or exchange prices and are accordingly classified within Level 1 of the fair value hierarchy.

     The majority of the Company’s derivatives, however, are not listed on an exchange and are instead executed over the counter. As no quoted market prices exist for such instruments, OTC derivatives are valued using internal valuation techniques. Valuation techniques and inputs to internally-developed models depend on the type of derivative and the nature of the underlying rate, price or index upon which the derivative’s value is based. Key inputs can include yield curves, credit curves, foreign-exchange rates, prepayment rates, volatility measurements and correlation of such inputs. Where model inputs can be observed in a liquid market and the model does not require significant judgment, such derivatives are typically classified within Level 2 of the fair value hierarchy. Examples of derivatives within Level 2 include generic interest rate swaps, foreign currency swaps, commodity swaps and option contracts. When instruments are traded in less liquid markets and significant inputs are unobservable, such derivatives are classified within Level 3. Examples of derivatives within Level 3 include complex and highly structured derivatives, credit default swaps referenced to subprime residential mortgage-backed securities and long-dated equity options where volatility is not observable.
     Derivatives include accounting hedges, trading derivatives, economic hedges and interest rate locks in the Company’s mortgage business. Accounting hedges are included in other assets or other liabilities. Those derivatives that are held for trading purposes are considered trading derivatives and are included in trading account assets or liabilities. Economic hedges are included in other assets or other liabilities, and interest rate locks are included in other assets.
Securities and Trading Activities
     When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities and some highly liquid government securities such as U.S. Treasuries.
     When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. The majority of fair values derived using internal valuation techniques are verified against prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate bonds and U.S. Government agency and Government-sponsored entity mortgage-backed securities and collateralized mortgage obligations.
     Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. Securities classified within Level 3 include subprime residential mortgage-backed securities (“RMBS”) and collateralized debt obligations (“CDOs”) backed by subprime RMBS, which the Company refers to as ABS CDOs. ABS CDOs are valued using the prices of similar instruments, the pricing of completed or pending third party transactions or the pricing of the underlying collateral within the CDO. Where prices are not readily available, management’s best estimate is used. Additional examples of securities classified within Level 3 include certain residual and retained interests in securitizations and collateralized loan obligations (“CLOs”) that are backed by leveraged loans. Subordinated and residual interests and CLOs for which there are no quoted market prices are valued using discounted cash flow analyses with credit losses, prepayments and discount rates as assumptions.
Principal Investments
     With the adoption of SFAS 157, the valuation methodology for investments in the Company’s principal investing business, included in other assets, changed significantly. Prior to adoption, for public equity investments, fair value was based on quoted market prices, net of applicable blockage discounts and other discounts relating to trading restrictions and liquidity. Public equity investments are now valued using quoted market prices and discounts will only be applied when there are trading restrictions that are an attribute of the investment. Accordingly, the Company recorded gains of $28 million after-tax ($45 million pre-tax) as a cumulative effect adjustment to beginning 2008 retained earnings, related to removal of blockage discounts previously applied in determining the fair value of certain public equity investments. These public equity investments are classified within Level 1 of the fair value hierarchy unless adjustments for restrictions are applied, which would result in a classification as either Level 2 or 3.
     Prior to adoption of SFAS 157, investments in non-public securities, both private direct investments and investments in funds, were recorded at the Company’s estimate of fair value, which was generally the original cost basis unless either the investee had raised additional debt or equity capital and the Company believed the transaction, taking into consideration differences in the terms of securities, was a better indicator of fair value; or the Company believed the fair value was less than the carrying amount. Under SFAS 157, private direct investments are valued using metrics such as security prices of comparable public companies, acquisition prices for similar companies and original investment purchase price multiples, while also incorporating a portfolio company’s financial performance and specific risk factors. For certain fund investments, where the best estimates of fair value were primarily determined based upon fund sponsor data, the Company now uses net asset value (“NAV”) provided by the fund sponsor as an appropriate measure of fair value. In some cases, such NAVs require adjustments based on certain unobservable inputs. Due to the absence of quoted market prices and the inherent lack of liquidity for these investments, significant management judgment is required, and as such, non-public securities are classified within Level 3 of the hierarchy. These changes in valuation methodology to reflect an estimated exit price, versus the prior methodology that was based primarily upon initial fair value and fund sponsor data, led to the Company’s recognition of a $486 million pre-tax gain in the first quarter 2008 results of operations.

Mortgage Servicing Rights
     With the adoption of SFAS 156, the Company elected to record a class of originated residential mortgage servicing assets at fair value on an ongoing basis. Mortgage servicing rights (“MSRs”), which are classified in other assets, do not trade in active markets with readily observable prices. Valuations of originated residential MSRs recorded at fair value are estimated using discounted cash flows with prepayment speeds and discount rates as significant assumptions. Accordingly, MSRs are included within Level 3 of the fair value hierarchy. See Note 3 for additional information on MSRs.
Loans and Loans Held For Sale
     The market value of loans and loans held for sale is determined based on quoted market prices for the same or similar loans when such information is available; otherwise the Company uses outstanding investor commitments, discounted cash flow analyses with market assumptions or the fair value of the collateral if the loan is collateral dependent. Loans held for sale are aggregated for purposes of calculating the market value, consistent with the strategy for sale of the loans. Such loans are classified within either Level 2 or Level 3 of the fair value hierarchy. Where assumptions are made using significant unobservable inputs, such loans held for sale are classified as Level 3.
ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS
     The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2008, for each of the fair value hierarchy levels.

	March 31, 2008
(In millions)	Level 1	Level 2	Level 3	Netting (b)	Total

ASSETS
Cash trading instruments	$4,707	32,681	6,825	-	44,213
Derivatives	260	121,011	11,179	(104,071)	28,379

Total trading account assets	4,967	153,692	18,004	(104,071)	72,592
Securities	1,394	103,751	9,038	-	114,183
Loans	-	-	3	-	3
Loans held for sale	-	3,546	106	-	3,652
Other assets (a)	547	4,072	3,325	(4,311)	3,633

Total assets at fair value	$6,908	265,061	30,476	(108,382)	194,063

LIABILITIES
Cash trading instruments	4,973	2,678	55	-	7,706
Derivatives	679	116,653	12,153	(108,304)	21,181

Total trading account liabilities	5,652	119,331	12,208	(108,304)	28,887
Other liabilities (a)	140	1,172	61	(4,311)	(2,938)

Total liabilities at fair value	$5,792	120,503	12,269	(112,615)	25,949

(a) Other assets and other liabilities include accounting hedges and economic hedges that are entered into for certain risk management purposes. Other assets also include principal investments and mortgage servicing assets carried at fair value.
(b) Derivatives are reported net of cash collateral received and paid, and to the extent the criteria of FIN 39 are met, positions with the same counterparty are netted as a part of a legally enforceable master netting agreement between the Company and the derivative counterparty.
LEVEL 3 ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS
     The determination to classify a financial instrument within Level 3 of the fair value hierarchy is based on the significance of the unobservable inputs to the overall fair value measurement. However, in addition to unobservable inputs, the valuation of Level 3 instruments typically includes observable inputs as well. Thus, the gains and losses reflected in the rollforward of balances below include changes in fair value that are due at least partially to observable factors that are part of the valuation methodology. Additionally, the Company uses derivatives classified within Level 1 or 2 of the fair value hierarchy to manage certain risk characteristics of Level 3 financial instruments. Because Level 1 and 2 instruments are not included in this discussion or in the rollforward below, gains and losses may appear to reflect a certain degree of volatility when presented exclusive of related Level 1 and 2 derivatives that may be used to offset risk in Level 3 instruments.
     Additionally, certain instruments within Level 3 assets include derivatives related to private label RMBS and certain commercial mortgage-backed securities transactions. Included in derivative assets and liabilities is activity associated with the intermediation of ABS and commercial real estate (“CRE”) CDO securitizations, where the Company purchases credit default protection related to the securitization of specific RMBS and CRE reference obligations and then sells protection on the same exposure to various market participants, resulting in a significant amount of credit default exposure being economically hedged. Of the $11.2 billion of Level 3 derivative assets, $7.8 billion represents credit default exposure that is economically hedged with derivative liabilities on the same reference obligation. The remaining Level 3 derivative assets and liabilities are also subject to the Company’s established risk management practices.

     There was no significant change in total Level 3 assets measured at fair value during the first quarter of 2008, as total Level 3 assets were 4 percent of the Company’s total assets at both December 31, 2007, and March 31, 2008. Prior to adoption of SFAS 157, these assets increased in the second half of 2007, when the financial markets experienced unprecedented deterioration, particularly the markets for subprime RMBS and ABS CDOs, as well as for credit default swaps. Significant inputs typically used to value such instruments became unobservable in the mortgage market due to a decline in liquidity, as new issue activity no longer existed and independent pricing information was not always available for the instruments. During the three months ended March 31, 2008, the Company purchased $2.6 billion of RMBS, which were partially offset by certain securities available for sale transferring from Level 3 to Level 2, as significant inputs to the valuation of such securities became observable.
     The following table presents the changes in the Level 3 assets and liabilities for the three months ended March 31, 2008.

	Three Months Ended March 31, 2008
							Change in
							unrealized gains
			Included in	Purchases,			(losses) relating
			other	issuances and	Transfers in		to instruments
	Beginning	Included in	comprehensive	settlements,	and/or out	Ending	still held at the
(In millions)	balance	earnings	income	net	of Level 3	balance	reporting date

ASSETS
Cash trading instruments	$6,494	(397)	-	341	387	6,825	(399)
Securities	9,575	(544)	(290)	2,558	(2,261)	9,038	(58)
Loans	-	-	-	-	3	3	-
Loans held for sale	106	-	-	-	-	106	-
Other assets	$2,737	642	-	(54)	-	3,325	546

LIABILITIES
Cash trading instruments	$29	3	-	(1)	24	55	2
Derivatives, net (a)	605	(94)	-	438	25	974	178
Other liabilities	$32	29	-	-	-	61	(25)

(a) Total Level 3 derivative exposures have been netted for presentation purposes.
     Gains and losses (realized and unrealized) included in earnings for the three months ended March 31, 2008, for Level 3 assets and liabilities reported in net interest income, trading account profits (losses), principal investing, securities gains (losses) and other income are presented in the table below.

	Three Months Ended March 31, 2008
		Trading
	Net	Account		Securities
	Interest	Profits	Principal	Gains	Other
(In millions)	Income	(Losses)	Investing	(Losses)	Income

Total gains (losses)	$3	(330)	506	(543)	127
Change in unrealized gains (losses) relating to assets still held at March 31, 2008	$-	(241)	407	(58)	136

ITEMS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS
     Certain assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value measurement in certain circumstances, for example, when there is evidence of impairment. These instruments are measured at fair value on a nonrecurring basis and include assets such as certain loans held for sale, which are measured at the lower of cost or market value, and certain loans that have been deemed impaired.
     Loans held for sale with a carrying amount of $3.2 billion were written down to their fair value of $2.8 billion, resulting in a loss of $375 million, which was included in first quarter 2008 results of operations. Certain of these positions are economically hedged with derivatives classified as trading account assets.

     When a loan held for investment is deemed impaired, a creditor measures impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, impairment may be measured based on the fair value of the loan or on the fair value of the underlying collateral if the loan is collateral dependent. Loans deemed to be impaired based on a fair value measurement totaled $2.7 billion with the portion deemed to be impaired included in the allowance for loan losses.
     The following table presents financial instruments by level within the fair value hierarchy at March 31, 2008, for which a nonrecurring change in fair value was recorded during the three months ended March 31, 2008.

	Fair Value Measurements
					Total
					gains
(In millions)	Level 1	Level 2	Level 3	Total	(losses)

ASSETS
Loans	$-	1,416	1,258	2,674	(530)
Loans held for sale	-	2,084	748	2,832	(375)
Other assets	-	242	110	352	(117)
LIABILITIES
Other liabilities	$-	-	-	-	-

FAIR VALUE OPTION
     The Company adopted SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” on January 1, 2008. SFAS 159 permits companies to elect to carry certain financial instruments at fair value with corresponding changes in fair value reported in the results of operations. The election to carry an instrument at fair value is made at the individual contract level and can be made only at origination or inception of the instrument, or upon the occurrence of an event that results in a new basis of accounting. The election is irrevocable. As of January 1, 2008, the Company recorded a cumulative effect adjustment of $60 million ($38 million after-tax) as a charge to beginning retained earnings as a result of the adoption of SFAS 159.
     The instruments for which the Company elected fair value and the resulting transition adjustment are presented below.

	As of		As of
	January 1,		January 1,
	2008, prior to	Transition	2008, after
	adoption of	adjustment	adoption of
(In millions)	SFAS 159	gain (loss)	SFAS 159

Trading account assets	$6,807	(60)	6,747
Loans held for sale	16	-	16

Pretax cumulative effect of adoption of fair value option		(60)
Income taxes		22

Cumulative effect of adoption of fair value option		$(38)

     The total transition adjustment is attributable to certain securities available for sale elected for fair value option and represents the unrealized loss at December 31, 2007, reclassified from accumulated other comprehensive income to retained earnings effective January 1, 2008. The intent of the Company’s election was to provide an alternative to hedge accounting. Following election of the fair value option, these securities available for sale were reclassified to trading account assets as required by SFAS 159.
     Election of fair value and the consequent move to trading account assets did not change the intent of the Company to hold the elected securities as originally intended when they were accounted for in securities available for sale. The securities carried at fair value continue to be managed as they had been managed within securities available for sale.
     On January 1, 2008, certain purchased distressed nonperforming residential real estate loans held for sale were also elected to be carried at fair value with corresponding changes in fair value reported in the results of operations. As these loans held for sale were carried at the lower of cost or market (“LOCOM”) prior to adoption and were in a loss position, no transition adjustment was required. This election was intended to decrease earnings volatility.
     As the adoption of SFAS 159 provides the Company with the opportunity to mitigate volatility in earnings caused by measuring related assets and liabilities differently without the need to apply complex hedge accounting provisions, the Company has chosen to elect fair value option for certain financial assets and liabilities on a prospective basis and will continue to evaluate opportunities for election going forward.

     During first quarter 2008, the Company elected fair value for certain newly originated retail mortgage loans held for sale. These elections were made due to the short holding period of such loans, and accordingly the Company still owns certain loans held for sale originated prior to adoption of SFAS 159 that are not carried at fair value under the fair value option. Securities elected upon adoption resulted in a $114 million charge to results of operations, net of their related interest rate hedges. These securities included certain seasoned mortgage-backed securities and were elected due to their predictable price risk as interest rates change, in connection with the Company’s risk management strategy. Prospectively, the Company plans to elect fair value for certain newly originated loans and loans held for sale, certain purchased securities and certain debt issuances with related unrealized gains and losses reported in the results of operations.
     The following table presents gains due to changes in fair value for items measured at fair value pursuant to election of the fair value option for the three months ended March 31, 2008.

	Three Months Ended March 31, 2008
	Trading	Other
(In millions)	Profits	Income	Total

Trading account assets (a)	$52	-	52
Loans held for sale	$-	42	42

(a) The gain related to securities elected for fair value option excludes a $166 million net loss on related interest rate hedges.
     The above amounts do not include interest and dividends earned during the period. Such interest and dividends are recorded in interest income or interest expense on an accrual basis.
     For the three months ended March 31, 2008, the estimated change in fair value of loans and other receivables for which the fair value option was elected that was attributable to changes in instrument-specific credit risk was insignificant.
     As of March 31, 2008, the aggregate fair value of loans and long-term receivables for which the fair value option has been elected exceeded the aggregate unpaid contractual principal amount by $20 million. As of March 31, 2008, no loans and long-term receivables for which the fair value option has been elected are 90 days or more past due. The aggregate fair value of loans that are in nonaccrual status as of March 31, 2008, was $14 million and the contractual principal amount of such loans exceeded the fair value by $20 million.
     The aggregate carrying amount of items not eligible for the fair value option is $23.6 billion, which represents the Company’s lease financing receivables and is included in loans on the balance sheet.